GRUPPO CAMPARI®

DAVIDE CAMPARI - MILANO S.p.A.

SEDE LEGALE: 20121 MILANO - VIA FILIPPO TURATI 27 - ITALIA TEL.: +39 02 6225.1 - FAX +39 02 6225.312 - E-MAIL:DAVIDE.CAMPARI@CAMPARI.COM - WWW.CAMPARI.COM
CAPITALE SOCIALE € 29.040.000,00 I.V. - CODICE FISCALE E REGISTRO IMPRESE MILANO N. 06672120158 - R.E.A. MILANO N. 1112227 - PARTITA IVA N. 06672120158

Securities [redacted]mmission

November 30, 2005

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) The consolidated first half report as of June 30, 2005, referring to the period from January 1, 2005 to June 30, 2005, as approved by the Board of Directors Meeting held on September 26, 2005, translated into English, as well as the consolidated quarterly report as of September 30, 2005, referring to the period from January 1, 2005 to September 30, 2005, as approved by the Board of Directors Meeting held on November 14, 2005, translated into English;

2.) Two press releases in Italian and English announcing respectively the approval by the Board of Directors of the consolidated results for the first half from January 1, 2005 to June 30, 2005 and the approval of the consolidated results for the third quarter of 2005; and

3.) A copy of this letter which I request you to date and return using the enclosed, stamped and self-addressed envelope.

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

Thank you for your co-operation and attention.

Yours faithfully

Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano S.p.A.

Encs.

CAMPARI

Relazione semestrale al 30 giugno 2005

Half-year report as at 30 June 2005

Half-year report as at 30 June 2005

CONTENTS

INTRODUCTION (APPLICATION OF IAS/IFRS)

With the entry into force of Regulation (EC) 1606/2002 dated 19 July 2002, starting with reporting year 2005, companies with securities authorised for trading on regulated markets of member states of the European Union must prepare consolidated accounts in accordance with the International Accounting Standards (IAS/IFRS) ratified by the European Commission.

In its resolution 14990 of 14 April 2005, Consob revised, among other things, article 81 – "Half-year report" – of the Issuer Regulations (11971/1999).

The new provisions of article 81 state that in general "the half-year report must be prepared in accordance with the International Accounting Standard applicable to interim financial reporting, which was adopted according to the procedure in article 6 of Regulation (EC) 1606/2002."

Thus, the new article 81 ("Half-year report") requires the full adoption of the rules dictated by IAS 34 and paragraphs 45 and 46 of IFRS 1, as well as the presentation of the information required by paragraphs 39, 40 and 41 of IFRS 1.

In accordance with the provisions of Regulation (EC) 1606/2002 dated 19 July 2002, the Campari Group adopted the International Accounting Standards (IAS/IFRS) from 1 January 2005.

As a result, this half-year report as at 30 June 2005 was prepared by applying the valuation and measurement criteria set by IAS/IFRS and adopted by the European Commission.

The same criteria were adopted for preparing comparison profit and loss accounts and balance sheets.

The Appendix describes the impact of the transition to IAS/IFRS and provides the reconciliations required by IFRS 1 – "First-time Adoption of International Financial Reporting Standards" – accompanied by the related explanatory notes.

Pursuant to Consob notice DEM/5025723 dated 15 April 2005, the balances presented in the reconciliations for 1 January and 31 December 2004 were subject to a complete audit.

It should be noted that the valuation and measurement of accounting figures presented in this half-year report are based on International Accounting Standards and related interpretations currently in effect.

Thus, these figures could be revised to reflect changes that may occur before 31 December 2005 as a result of the European Commission's future approval of new standards, new interpretations or guidelines issued by the International Financial Reporting Interpretation Committee (IFRIC).

HIGHLIGHTS

€ million	2005	2004	% change [1]	% change at constant exchange rates
First-half figures				
Net sales	363.9	354.6	2.6%	3.2%
Trading profit	107.5	104.2	3.2%	4.5%
EBITDA	92.0	86.0	7.0%	8.5%
Operating income	83.6	77.5	7.9%	9.6%
Profit before tax	78.6	72.4	8.6%	10.1%
Net attributable profit	53.4	45.1	18.4%	20.4%
Personnel costs	39.7	38.4	3.3%	
Average number of employees	1.542	1.525	1.1%	
Investments				
(excluding goodwill and trademarks)	10.6	10.4	2.6%	
Free cash flow	39.9	37.1	7.5%	
Values at 30 June 2005 and 31 December 2004				
Net financial position	(355.8)	(226.7)	–129.1	
Shareholders' equity	619.4	629.2	–9.8	
Invested capital	975.2	855.8	119.3	

(1) The change in net financial position, shareholders' equity and invested capital is expressed in € million.

CORPORATE OFFICERS

BOARD OF DIRECTORS (1)

Luca Garavoglia
Chairman

Vincenzo Visone
Managing Director and Chief Executive Officer

Stefano Saccardi
Managing Director
and Legal Affairs and Business Development Officer

Paolo Marchesini
Managing Director and Chief Financial Officer

Luca Cordero di Montezemolo (2)
Director

Cesare Ferrero (3)
Director and member of the Audit Committee

Franzo Grande Stevens (4)
Director and member of the Remuneration and Appointments Committee

Marco P. Perelli-Cippo (4)
Director and member of the Remuneration and Appointments Committee

Giovanni Rubboli (3) (4)
Director, member of the Audit Committee
and member of the Remuneration and Appointments Committee

Renato Ruggiero
Director

Anton Machiel Zondervan (3)
Director and member of the Audit Committee

At the shareholders' meeting of 29 April 2004 Luca Garavoglia was confirmed as Chairman for three years until the approval of the 2006 accounts, and granted powers in accordance with the law and the company's articles of association.
A reduction in the number of Directors from 14 to 11 was approved.
The Board of Directors' meeting of 10 May 2004 vested Managing Directors Vincenzo Visone, Stefano Saccardi and Paolo Marchesini with the following powers for three years until approval of the 2006 accounts:
- with individual signature: powers of ordinary representation and management, within the value or time limits established for each type of function;
- with joint signature: powers of representation and management for specific types of function, within value or time limits deemed to fall outside ordinary activities.

BOARD OF STATUTORY AUDITORS (5)

Umberto Tracanella
Chairman

Antonio Ortolani
Permanent Auditor

Alberto Lazzarini
Permanent Auditor

Alberto Garofalo
Deputy auditor

Giuseppe Pajardi
Deputy auditor

Paolo Proserpio
Deputy auditor

INDIPENDENT AUDITORS (6)

Reconta Ernst & Young S.p.A.

(1) In post until approval of the 2006 accounts, in accordance with the resolution of the shareholders' meeting held on 29 April 2004.
(2) Resigned as Director on 10 June 2005.
(3) Member of the Audit Committee nominated by the Board of Directors on 10 May 2004 and in post until the approval of the 2006 accounts.
(4) Member of the Remuneration and Appointments Committee nominated by the Board of Directors on 10 May 2004 and in post until the approval of the 2006 accounts.
(5) In post until approval of the 2006 accounts, in accordance with the resolution of the shareholders' meeting held on 29 April 2004.
(6) Appointed to audit the 2004, 2005 and 2006 accounts by the shareholders' meeting of 29 April 2004.



SIGNIFICANT EVENTS DURING THE FIRST HALF OF 2005

Acquisition of a further 30.1% of Skyy Spirits, LLC

On 25 February 2005, Davide Campari-Milano S.p.A. announced it had acquired a further 30.1% shareholding in Skyy Spirits, LLC via the exercise of a call option, under the terms agreed in January 2002 when Campari acquired the majority stake in the company.

The shareholding was acquired from companies owned by Maurice Kanbar, who founded Skyy Spirits, LLC in 1992 and remained the company's controlling shareholder until January 2002.

Following the operation, the Group's total shareholding in Skyy Spirits, LLC now stands at 89%.

The cost of the acquisition was US$ 156.6 million, paid in cash (equivalent to around € 118 million at the exchange rate in force on the date of the operation).

Under the terms of the agreement, the call option was exercised at a strike price of 10 times the pro rata pre-tax profit reported by Skyy Spirits, LLC in 2004.

The acquisition was carried out via Redfire, Inc., and was financed partly with own funds and partly with bank debt.

The remaining 11% of Skyy Spirits, LLC is owned by its management team.

The agreement, signed in January 2002, also includes a call / put option between Redfire, Inc. and the Skyy Spirits, LLC management team for the purchase / sale of the management team's stake, at a strike price of between five and ten times the average pro rata pre-tax profit generated by Skyy Spirits, LLC between 2002 and 2006.

The option may be exercised after 31 January 2007.

Launch of SKYY90

In May, Skyy Spirits, LLC, a US market leader in the super premium vodka segment with the SKYY Vodka brand, launched SKYY90.

This product is positioned in the ultra premium vodka segment, i.e. the segment with the highest prices and growth rates.

SKYY90, which defines itself as a "modern luxury vodka", is highly innovative in its flavour, formula and packaging.

Thanks to top-quality ingredients and a unique production process, SKYY90 is an exceptionally pure product, while the packaging, with its ultra-modern design, has strong visual appeal.

Currently the new brand is sold only in selected bars and restaurants in major US states.

Distribution of Martin Miller's London Dry Gin

The Campari Group has been awarded the contract to distribute the ultra premium gin brand, Martin Miller's, owned by the UK-based Reformed Spirits Company Ltd.

The agreement was initially entered into for the US market, where the distribution of the brand through Skyy Spirits, LLC began in April.

Later, in June, the Group expanded the distribution agreement worldwide, with the sole exception of the United Kingdom and Ireland, where the brand owner will continue to distribute the product.

Martin Miller's was launched successfully in 2003 in London's most trendy bars, and since the end of 2004, the brand has also been available on the American market, where the early signs of development are encouraging.

The Reformed Spirits Company Ltd and Davide Campari-Milano S.p.A. also signed an agreement giving the latter an option to purchase the Martin Miller's gin brand.

The option may be exercised from January 2009 at a price set according to the sales generated in 2008.

The agreement does not give the Reformed Spirits Company Ltd a put option.

Increased duty on alcohol products

Italy's Legislative Decree 35 of 14 March 2005 (known as the "Competition Decree") raised, with immediate effect, the excise duty on pure alcohol by 4.7% and that on intermediate products (which include vermouth) by 11.0%.

Distribution of Brown-Forman spirits in Italy

On 1 May 2005, the Campari Group was awarded the Italian distribution contract for the spirits portfolio of the American company Brown-Forman, one of the biggest operators in the sector worldwide.

This agreement covers all the Brown-Forman spirits currently available on the Italian market, including Jack Daniel's Tennessee Whiskey, the world's best-selling American whisky and one of the best-performing premium brands in Italy.

The other brands covered by the agreement are Southern Comfort, the premium bourbon Woodford Reserve, Tuaca (a brandy-based liquor originating in Italy) and Finlandia vodka.

The awarding of the Italian rights to Campari was part of a reorganisation by Brown-Forman of its distribution agreements in some European markets.

This initiative, which gives the Group a synergetic and complementary portfolio, has further strengthened Campari's presence on the Italian market thanks to a wider range of premium spirits.

The agreement also represents a significant opportunity for the Group to increase its presence in its traditional sales channel of bars and restaurants, particularly the most fashionable ones, which are of strategic importance for Campari.

Ordinary shareholders' meeting of the Parent Company

On 29 April 2005, the shareholders' meeting of Davide Campari-Milano S.p.A. approved the results to 31 December 2004.

The shareholders approved total dividends of € 28.1 million, distributed from the 2004 net profit.

Furthermore, the Board of Directors was authorised to purchase, in one or more operations, a number of own shares which, when added to the shares already held by the Company, do not exceed 10% of the share capital.

It was also authorised to sell, in one or more operations, all own shares held or a quantity of shares to be determined by the Board.

The authorisation, granted until 30 June 2006, has two purposes: to service the stock option scheme for the Group's management, and to allow the Board of Directors to proceed with any operations and/or strategic alliances it considers appropriate, including via share swaps.

Extraordinary shareholders' meeting of the Parent Company

The extraordinary shareholders' meeting approved the proposed ten-for-one split of the 29,040,000 outstanding ordinary shares of Davide Campari-Milano S.p.A., worth a nominal € 1.00 each, into 290,400,000 newly-issued ordinary shares with a nominal value of € 0.10, with the same characteristics as the shares currently circulating.

The meeting then voted to amend article 5 of the articles of association, which describes the number of existing shares and their nominal value.

The share capital therefore remains unchanged at € 29,040,000, but is now split into 290,400,000 shares worth a nominal € 0.10 each.

From 9 May 2005, the shares were traded ex-split under the new ISIN code IT0003849244.

The same day was the ex-date for the dividend of € 0.10 (coupon 1), which was calculated based on the new number of shares in circulation; the payment date was 12 May 2005.

SALES PERFORMANCE

Introduction

With the introduction of new international accounting standards, the Campari Group, in line with the practices of the main international operators in the wines and spirits sector, has adopted a strict interpretation of IAS 18 in relation to expenses that may be classed as discounts in calculating its revenues.

According to the standard interpretation, trade allowances for promotional activities carried out by retailers and invoiced to Group companies have been reclassified as discounts, and therefore have a direct impact on net sales. Previously, these expenses were classified as promotions, and were therefore recorded in the profit and loss account under "advertising and promotional costs."

As a result, sales for the first half of 2005 and 2004 are reported in accordance with the new interpretation. The reclassified trade allowances totalled € 14.3 million and € 12.8 million for the first half of 2005 and first half of 2004 respectively.

For ease of reference, all figures in this paragraph of the report are expressed in million Euro, while tables in the consolidated accounts and the appendix concerning the transition to IAS/IFRS are reported in greater detail in thousand Euro.
In certain cases, this rounding has resulted in small but obvious inconsistencies due to the fact that all figures, especially percentage changes and percentages, are always calculated using the original amounts expressed in thousand Euro.

Overall changes

During the first half of 2005, the Group's consolidated net sales stood at € 363.9 million representing a 2.6% increase over the corresponding period of last year.

Breakdown of change in sales	€ million	% change on the first half of 2004
– Net sales in the first half of 2005	363.9	
– Net sales in the first half of 2004	354.6	
Total increase	**9.2**	2.6%
of which		
organic growth before exchange rate effect	9.8	2.8%
external growth	1.3	0.4%
exchange rate effect	(1.9)	(0.5%)
Total increase	**9.2**	2.6%

The overall change resulted from organic growth of 2.8%, external growth of 0.4% and a 0.5% negative impact from exchange rates.

The organic growth of 2.8% was due to good sales performance for nearly all the Group's brands, including, in particular, SKYY Vodka, Aperol and Cinzano vermouth, which posted double-digit increases, as well as Campari, Cynar and Crodino.

Conversely, sales of the ready-to-drink Campari Mixx were hit hard by the sharp decline in sales in the entire segment, while Lipton Ice Tea also did badly.

External growth of 0.4% was the result of sales of third-party brands that the Group began distributing during the year, primarily the American whisky Jack Daniel's on the Italian market, and to a lesser extent, the ultra premium gin Martin Miller's in the US.

Finally, with regard to exchange rates, there was a negative impact of 0.5% on sales as a result of the depreciation of the US dollar.

The two currencies that have a significant impact on the Group's consolidated profit and loss account are the US dollar and the Brazilian real.

As indicated in the table below, when compared to the average value for the first half of 2004, the US dollar depreciated further against the Euro (–4.5%), while the real appreciated by about 10%.

Average exchange rates in the first half	2005	2004	% change
US$ x 1 €	1.285	1.228	
€ x 1 US$	0.7781	0.8145	(4.5%)
BRC x 1 €	3.315	3.642	
€ x 1 BRC	0.3017	0.2746	9.9%
CHF x 1 €	1.546	1.553	
€ x 1 CHF	0.6467	0.6438	0.5%
JPY x 1 €	136.228	133.065	
€ x 1000 JPY	7.341	7.515	(2.3%)

Sales by region

The policy of reporting sales by region was modified slightly from what was used previously in order to reflect organisational changes implemented to redefine responsibilities within the sales units.

Duty free sales, which during the first half represented 1.6% of the total, were removed from sales in the markets in which the points of sale are located and recorded under "rest of the world" sales.

Amounts for the two periods compared are like-for-like since the figures for the first half of 2004 have been reclassified for consistency.

For the first half of the year, the trend in sales by region showed growth in Europe, the Americas and the rest of the world, and a slight decline in the Italian market.

The first table below shows the breakdown and growth of net sales by region, while the second breaks down the total change in each region by organic growth, external growth and exchange rate effect.

Sales by region	First half 2005 € million	%	First half 2004 € million	%	% change 2005 / 2004
Italy	185.6	51.0%	188.1	53.1%	(1.3%)
Europe	64.4	17.7%	58.7	16.6%	9.7%
Americas	99.3	27.3%	94.3	26.6%	5.3%
Rest of world and duty free	14.5	4.0%	13.5	3.8%	7.7%
Total	**363.9**	**100.0%**	**354.6**	**100.0%**	**2.6%**

Breakdown of % change in sales by region	Total % change in first-half sales	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
Italy	(1.3%)	0.6%	(1.9%)	0.0%
Europe	9.7%	0.0%	9.6%	0.1%
Americas	5.3%	0.2%	6.7%	(1.5%)
Rest of the world and duty free	7.7%	0.4%	11.4%	(4.1%)
Total	**2.6%**	**0.4%**	**2.8%**	**(0.5%)**

Italy, with net sales of € 185.6 million, represented 51.0% of the Group's business, and reported a 1.3% decline in sales for the first half of the year. This was despite the positive contribution from external growth (0.6%) resulting from the start of distribution of Brown-Forman brands, which began only in May.

The result was heavily affected by the poor performance of Campari Mixx, reflecting the sharp decline in sales in the ready-to-drink market (although the product gained market share), and of Lipton Ice Tea.

Stripping out the performances of these two low-margin products, Italy would have reported organic sales growth of 1.3% instead of a decline of 1.9%.

With regard to the Group's core business, sales on the whole were good, especially for Aperol, Campari, Crodino and Cinzano vermouth.

However, the slight sluggishness in sales of Cinzano sparkling wine is not indicative of the full year, given its strongly seasonal nature which sees most sales concentrated in the second half of the year.

In **Europe**, which represents 17.7% of the Group's business, first-half net sales were up by 9.7%, with a particularly impressive performance in the second quarter due to a combination of several significant positive factors:

- the good performance achieved in Germany, the main market in this region, where sales (particularly of Campari) also benefited from a comparison with a very bad second quarter in 2004;
- continuation of the positive trend in major markets such as Switzerland, Spain, Belgium and the UK;
- the expected recovery of sales in Austria and Russia; in these markets the reorganisation of the distribution structure temporarily, but significantly, reduced sales for certain products, especially Campari.

The **Americas**, which represent 27.3% of Group sales, reported total first-half growth of 5.3% resulting from different trends in the US and Brazil as indicated in the two tables below.

Sales by region	First half 2005		First half 2004		% change
	€ million	%	€ million	%	e million
US	72.5	73.0%	69.9	74.1%	3.8%
Brazil	22.4	22.6%	20.4	21.6%	10.0%
Other countries	4.4	4.4%	4.0	4.3%	9.1%
Total	**99.3**	**100.0%**	**94.3**	**100.0%**	**5.3%**

Breakdown of % change in in sales in the Americas	Total % change in in first-half sales	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
US	3.8%	0.2%	8.4%	(4.8%)
Brazil	10.0%	0.0%	0.1%	9.9%
Other countries	9.1%	0.0%	10.7%	(1.7%)
Total	**5.3%**	**0.2%**	**6.7%**	**(1.5%)**

The US achieved organic growth of 8.4% in sales, mainly thanks to the excellent performance put in by SKYY Vodka in the first half.

The distribution of Martin Miller's gin added 0.2% to external growth, whereas the fall in value of the US dollar hit growth by 4.8%.

As a result, total sales in the region increased by only 3.8%.

In Brazil, net sales for the first half in local currency were in line with last year, since, despite good growth in total volumes, the sales mix shifted away from the brands ranked at the higher end of the price spectrum.

However, the substantial increase in the average value of the Brazilian real meant that sales growth in euro was 10.0%.

Sales growth in the other countries in the Americas, albeit low in absolute terms, was positive both at constant exchange rates (+10.7%) and actual exchange rates (+9.1%).

In **the rest of the world and the duty free areas,** which account for 4.0% of total Group sales, sales increased by a total of 7.7%; stripping out the negative impact of the exchange rate, growth would have been 11.4%.

In particular, there was a considerable increase in orders in Australia and New Zealand.

Sales by business area

Group sales in the first six months of 2005 were notable for the positive growth in the core business, with increases of 4.2% for spirits and 5.6% for wines and a drop in soft drinks and the minor, secondary "other sales" segment.

The first table below shows net sales growth by business area, while the second gives a breakdown of organic growth, external growth and exchange rate movements.

Sales by segment	First half 2005 EUR million	%	First half 2004 EUR million	%	% change 2005 / 2004
Spirits	243.1	66.8%	233.3	65.8%	4.2%
Wines	45.8	12.6%	43.3	12.2%	5.6%
Soft drinks	71.8	19.7%	73.6	20.8%	(2.4%)
Other sales	3.2	0.9%	4.4	1.2%	(27.8%)
Total	**363.9**	**100.0%**	**354.6**	**100.0%**	**2.6%**

Breakdown of % change in Net sales by segment	Change as % of first half total	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
Spirits	4.2%	0.6%	4.4%	(0.7%)
Wine	5.6%	0.0%	6.2%	(0.6%)
Soft drink	(2.4%)	0.0%	(2.4%)	0.0%
Other sales	(27.8%)	0.0%	(27.9%)	0.1%
Total	**2.6%**	**0.4%**	**2.8%**	**(0.5%)**

Spirits

Net sales of spirits in the first half were € 243.1 million, an increase of 4.2% on the same period last year. This comprised organic growth at constant exchange rates of 4.4%, external growth of 0.6% and a negative exchange rate effect of 0.7%.

As for the major brands, net sales of **Campari** saw growth of 3.8% at constant exchange rates (4.0% at actual exchange rates), thanks to a solid performance in the second quarter of the year in Germany and other important European markets, where the brand more than made up the sales lost in the first quarter.

In Italy, Campari continued to perform well, posting low but steady sales growth.

In Brazil, however, sales of the brand dipped slightly in local currency terms, compared to the same period last year.

This was, however, more than offset by the above-mentioned increase in value of the Brazilian real.

The **SKYY** range of vodkas and flavoured vodkas posted organic sales growth of 12.1% (or 13.3% including SKYY90) in the first half.

Even stripping out the negative currency effect (4.7%), the brand showed growth of 7.4% compared to last year.

This positive performance was due both to strong growth in the United States (+9.6% in local currency) and to an increase in exports to the rest of the world, which jumped by over 30%.

On the US market, SKYY Vodka continues to post double-digit growth in final consumption, while SKYY flavoured vodkas are showing signs of slowing.

Exports, however, which represent 15% of the brand's total sales in volume terms, beat expectations: in addition to Italy and Canada, SKYY Vodka is making significant inroads into the new markets of Australia, the UK and Germany.

Sales of **CampariSoda**, which are almost entirely recorded on the Italian market, were slightly down on last year (–1.0%).

As mentioned earlier, sales of **Campari Mixx** were very poor, essentially due to the sharp drop in consumption of ready-to-drink products in Italy.

Italy is now the only active market for this product since the Group suspended distribution to other European markets early last year following the sharp rise in duty on ready-to-drink products.

The decline in sales – over 60% compared to last year - was exacerbated by a comparison with the first half of 2004, when sales of Campari Mixx in Italy benefited from a high sell-in linked to the launch of the two new product lines, Campari Mixx Lime and Campari Mixx Peach.

Moreover, sales on the international markets (which subsequently dwindled to zero) were still relatively significant in the first half of 2004.

Aperol sales are still healthy, with double-digit growth; after posting a rise of over 20% in 2004, sales of the brand increased by a further 16.4% in the first half of 2005, thanks to an excellent performance in Italy, its main market, and sales growth on the German market.

The Brazilian brands posted a sales decline of 2.1% at constant exchange rates.

This equates to a 7.6% increase at actual exchange rates as a result of the rise in value of the Brazilian real.

Sales of the aguardiente **Dreher** were good, while **admix whiskies** (Old Eight, Drury's and Gold Cup) saw a decline.

These last, which are positioned at the higher-priced end of the Brazilian spirits market, and enjoy strong sales in the last few months of the year, suffered considerably from the sharp slowdown in sales in the second quarter following the price increases in March.

In the first half of 2005, sales of **Ouzo 12** were slightly down on the same period last year (–0.4%).

In Greece, the main market for the brand, new packaging generated a sales increase in the second quarter as expected, following destocking carried out in the previous months.

In Germany, the second-largest market, first-half sales rose slightly.

Cynar sales shot up by 30.5% at constant exchange rates and by 32.9% at actual exchange rates.

This excellent performance was chiefly due to the launch of the brand on the Brazilian market and to the change of distributor in Switzerland.

After the third-party licensing rights to the Cynar brand in Brazil expired, Campari do Brasil Ltda. commenced production and distribution of the brand – category leader on the local market – in July 2004.

Zedda Piras liqueurs also sold well, posting a 6.9% increase.

Sales of this brand, which is distributed solely on the Italian market, grew both in Sardinia and the rest of Italy.

Sales of the principal **non-Group brands** were as follows:

- 15.5% growth in the United States (in local currency) for **1800 Tequila** (+10.4% at actual exchange rates);
- a decline of 1.8% for **Jägermeister** in Italy;
- an overall decline of 16.4% for **Scotch whiskies** (–18.9% at actual exchange rates), due in large part to the Cutty Sark label in the United States.

Wines

Net wine sales in the first half of 2005 stood at € 45.8 million, a rise of 6.2% at constant exchange rates, or 5.6% after stripping out the negative exchange rate effect.

The overall positive sales performance of this segment was driven by the outstanding performance of **Cinzano vermouth**, which posted growth of 30.3% at constant exchange rates, or 29.5% at actual exchange rates.
The most significant growth came from Italy, Spain, Russia and Poland.

Sales of **Cinzano sparkling wines**, however, declined by 5.2% compared to last year, as a result of the downturn in Italy and Germany, its two main markets.

In Italy, these results do not give rise to undue concern at the moment, given the strong concentration of sales in the last quarter of the year.
The situation is different in Germany, where the trend is expected to reverse in the second half of the year as a result of the planned repositioning of the sparkling wines range, following the introduction of new, attractive packaging in July.

Sales of **Sella & Mosca** wines fell by 4.2% due to the slowing Italian and international markets.

However, strong sales continued to be recorded by **Riccadonna**, acquired at the beginning of last year by the Group, which already distributed it on some of the main international markets.
The increase of 34.3% at constant exchange rates (+30.3% at actual exchange rates), was mainly due to excellent results in Australia and, to a lesser extent, to the expansion of European distribution.

Sales of **Mondoro** also increased by 27.2% at constant exchange rates (+26.5% at actual exchange rates) in the period, thanks to the expansion of distribution into new markets.

Soft drinks

In the first half of 2005, total sales of soft drinks stood at € 71.8 million, a 2.4% drop on the same period last year.

Whilst sales of traditional soft drinks were poor, **Crodino,** a non-alcoholic aperitif included in this segment, saw growth of 4.0%.
Crodino continues to show volume growth and increased market share in Italy, which accounts for 95% of sales, thanks to its strong brand reputation.

The **Lemonsoda, Oransoda and Pelmosoda** line declined by 2.9% compared to the first half of 2004, while **mineral waters** were broadly stable (+0.3%) and **Lipton Ice Tea** (a third-party brand distributed in Italy) fell by 11.8%.

Overall, sales of soft drinks in the second quarter of the year were slightly lower than expected in terms of relative performance: they should have benefited, in theory, from a comparison with 2004 when sales were affected by adverse weather conditions.
It is worth recalling, however, that April and May 2005 were not particularly warm months either, and that sales of Lipton Ice Tea benefited from significant promotional activity in 2004 that was not repeated this year.

Other sales

This minor segment includes revenues from co-packing and sales to third parties of raw materials and semi-finished goods. It represents around 1% of the Group's sales.

In the first half of 2005, "other sales" came in at € 3.2 million and saw a decline of 27.8% compared with last year, attributable to both activities.

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE FIRST HALF OF 2005

The table below shows the consolidated profit and loss account of the first half of 2005, prepared in accordance with international accounting standards and compared with the reclassified results for the same period last year.

A reconciliation between the half-year profit and loss accounts at 30 June 2004 and 30 June 2005 is provided in the Appendix "Transition to International Accounting Standards (IAS/IFRS)".

	First half 2005		First half 2004		Change
€ million	€ million	%	€ million	%	%
Net sales	**363.9**	**100.0%**	**354.6**	**100.0%**	**2.6%**
Cost of goods sold	(150.3)	(41.3%)	(148.9)	(42.0%)	0.9%
Gross profit	**213.6**	**58.7%**	**205.7**	**58.0%**	**3.8%**
Advertising and promotional costs	(62.9)	(17.3%)	(58.7)	(16.6%)	7.2%
Sales and distribution costs	(43.2)	(11.9%)	(42.9)	(12.1%)	0.7%
Trading profit	**107.5**	**29.5%**	**104.2**	**29.4%**	**3.2%**
General and administrative expenses and other net operating costs	(26.5)	(7.3%)	(28.0)	(7.9%)	(5.4%)
EBIT before one-offs	**81.0**	**22.3%**	**76.2**	**21.5%**	**6.3%**
One-offs	2.6	0.7%	1.3	0.4%	100.0%
EBIT	**83.6**	**23.0%**	**77.5**	**21.9%**	**7.9%**
Net financial income (charges)	(4.7)	(1.3%)	(4.3)	(1.2%)	9.3%
Net income from associated	(0.2)	(0.1%)	(0.7)	(0.2%)	(71.4%)
Profit before tax	**78.6**	**21.6%**	**72.4**	**20.4%**	**8.6%**
Tax	(23.4)	(6.4%)	(21.0)	(5.9%)	11.4%
Net profit	**55.2**	**15.2%**	**51.4**	**14.5%**	**7.4%**
Minority interests	(1.8)	(0.5%)	(6.3)	(1.8%)	(71.4%)
Group net profit	**53.4**	**14.7%**	**45.1**	**12.7%**	**18.4%**
Other information					
Total depreciation and amortisation	**(8.5)**	**(2.3%)**	**(8.5)**	**(2.4%)**	**0.0%**
EBITDA	92.0	25.3%	86.0	24.3%	7.0%
EBITDA before extraordinary income and charges	89.4	24.6%	84.6	23.9%	5.7%

The **net sales** performance and the changes compared to last year are covered in more detail in the sections above.

The **cost of goods sold** fell as a percentage of net sales, from 42.0% in the first half of 2004 to 41.3%.

This recovery in profitability was mainly due to the trend in the cost of materials, which benefited from both lower raw materials costs and a positive sales mix that was generally more favourable to products with lower unit costs, such as spirits.

Production costs also fell as a proportion of net sales, although to a lesser extent.

Production efficiency improved in particular in Italy, where more than 80% of the Group's production is concentrated, on the back of the excellent sales performance of Cinzano vermouth and Aperol, and the gradual coming on stream of the new plant at Novi Ligure.

The Group's industrial rationalisation plan will be completed this year; it began in 2003, with the closure of the Termoli plant, and continued into early 2004 with the start of production at the new plant at Novi Ligure.

In June 2005, the Group began to transfer some of the production lines previously at Sesto San Giovanni to Novi Ligure, and expects to complete this process in the third quarter of the year.

All production previously carried out at Sesto San Giovanni will thus be transferred to Novi Ligure; at the end of this phase, the Group will then be able to benefit fully from the synergies generated by this complex reorganisation plan.

Advertising and promotional costs were higher in the first half of 2005 than in the same period last year, and rose as a percentage of sales from 16.6% to 17.3%.

Costs relating to the production of new advertisements for the Italian market were high in the first half of 2005.

These included those for the Campari brand, which was subject to a more intensive media campaign than in the same period last year.

In the US, advertising and promotional costs were higher as a result of the launch of SKYY90, the ultra premium vodka.

The higher spending mentioned above and the spending on other Group brands was partly offset by the sharp fall in advertising spending on Campari Mixx.

Sales and distribution costs fell slightly, as a result of savings made on transport costs: as a percentage of net sales, they fell from 12.1% in the first half of 2004 to 11.9% this year.

Trading profit was € 107.5 million in the first half of 2005, an overall increase of 3.2%, generated by organic growth of 4.5% and a negative exchange rate effect of 1.3%.

Recent distribution agreements, launched at the end of the period, had no impact on trading profit.

On the back of its measures to curb industrial and commercial operating costs, the Group registered stronger organic growth in trading profit (4.5%) than in sales (2.8%), which were negatively affected by the weak performance of certain soft drinks.

The increase in advertising investment was more than proportional to sales growth, in line with the Group's objective of gradually increasing the strength of the brands it manages.

General and administrative expenses and **other net operating costs** fell both in absolute terms and as a percentage of sales, dipping from 7.9% of sales in the first half of 2004 to 7.3% this year.

Note that this profit and loss account, which complies with international accounting standards, does not show separately operating expenses classified as "non-recurring", an item previously used by the Group.

As a result, the amount of € 28.0 million relating to 2004 shown above, has been reclassified to include non-recurring expenses, which stood at € 2.1 million as of 30 June 2004.

In 2005 "general and administrative expenses and other net operating costs" totalled € 26.5 million, of which only € 0.5 million was classified as non-recurring.

As a result, the figure varies little stripping out these expenses.

With the adoption of the new international accounting standards (IAS 38), the value of consolidation differences and trademarks with an indefinite life may no longer be amortised.

Consequently, the item "goodwill and trademark amortisation" does not appear in the profit and loss account prepared using IAS/IFRS standards in the two periods under comparison.

EBIT before one-offs was € 81.0 million in the first half of 2005, an increase of 6.3% compared to the same period last year.

This level of profitability has been introduced into the new format of the profit and loss account adopted by the Campari Group in order to provide continuity in the analysis with respect to profitability indicators used previously in compliance with national accounting standards (namely "EBIT").

The introduction of international accounting standards has meant that some income and charges considered extraordinary according to the standards previously in use must now be reclassified above the EBIT figure.

These include capital gains and losses, write-downs of non-current assets and restructuring provisions.

One-offs continue therefore to be recorded in a separate item, between EBIT before one-offs and EBIT.

Note too that, as goodwill and trademark amortisation is no longer reported, the "EBITA" item previously in use is now equivalent to the "EBIT before one-offs" item.

One-offs were positive to the tune of € 2.6 million in the first half of 2005, mainly due to a capital gain generated by the sale of real estate in Switzerland (€ 1.9 million) and a windfall gain in Brazil (€ 0.7 million).

In the first half of last year, this item showed a net positive balance of € 1.3 million.

EBIT was € 83.6 million in the first half of 2005, an increase of 7.9% compared to the same period of last year. The EBIT margin rose from 21.9% to 23.0%.

Depreciation and amortisation, unchanged compared to last year, totalled € 8.5 million, of which € 7.5 million related to the depreciation of tangible assets and € 0.9 million to the amortisation of intangible assets.

Note that following the adoption of IAS/IFRS, the amortisation of intangible assets no longer includes goodwill and trademark amortisation, which accounted for most of the amortisation recorded in the profit and loss account prepared according to Italian accounting standards.

EBITDA rose 7.0% compared with the first half of 2004, to € 92.0 million.

EBITDA before one-offs rose 5.7% compared to the same period last year, to € 89.4 million.

This was lower, and registered less growth, than the EBITDA figure, because the income and charges not included showed a net positive balance and were higher than in 2004.

The items in the profit and loss account shown under the EBIT line that affect pre-tax profit are financial charges and the net income from associated.

Net financial charges totalled € 4.7 million in the first half of this year, € 0.4 million higher than in the same period of 2004 owing to higher average debt in 2005, following the acquisition of a 30.1% stake in Skyy Spirits, LLC at the end of February.

The share of **net income from associated** showed a net loss of € 0.2 million in the first half of 2005, compared to a loss of € 0.7 million last year.

The Group consolidates four companies at equity, of which three are joint ventures and one is an affiliate; they are all trading companies that distribute the group's products (and those of other partners) in four major European markets: Belgium, the Netherlands, the UK and Spain.

Profit before taxes grew 8.6% compared to the same period of last year, to € 78.6 million.

After **taxes** for the period of € 23.4 million, **net profit** for the first half was € 55.2 million, an increase of 7.4% on the same period last year.

Minority interests, that is the share of profits pertaining to third parties, were € 1.8 million, markedly lower than the figure of € 6.3 million for the first half of 2004.
This item consists almost exclusively of the share of profits generated by Skyy Spirits, LLC. Although these profits increased, minority interests fell as a result of the Group's acquisition of 30.1% of the company in February.

As a result, **net profit attributable to the Group** was € 53.4 million, a significant increase of 18.4%.

PROFITABILITY BY BUSINESS AREA

The Campari Group first breaks its results down by business area, that is according to spirits, wines, soft drinks and other sales.

Profitability by business area is calculated by combining the results of every brand within it.

Trading profit is considered the best measure of the performance of individual areas, as it shows the profitability generated by the revenues and costs directly attributable to individual products.

In the first half 2005, the Group's consolidated trading profit was € 107.5 million, an increase of 3.2% compared to the previous year.

In order to provide continuity in the analysis of profitability indicators by business area, and in line with the first half of 2004, industrial costs relating to the new plant at Novi Ligure that cannot be directly allocated to the brands produced there are shown for the first half of 2005.

These costs totalled € 1.0 million in the first half of 2004 and € 1.1 million this year, while growth in trading profit in the business areas was 3.3%.

It is worth recalling that at 30 June 2005, the Group's large new plant produced Cinzano, Cynar, Jägermeister and Biancosarti, and was also originally designed to take on Campari and CampariSoda production.

Production lines for these last two brands, which have already been transferred from Sesto San Giovanni, are expected to begin operating in the fourth quarter of 2005.

The table below shows trading profit performance for each business area and for the Group as a whole for the first half of 2005 and the same period of 2004.

	First half 2005		First half 2004		2005 / 2004
Trading profit	€ million	% of total	€ million	% of total	% change
Spirits	84.8	78.1%	82.2	78.1%	3.2%
Wines	6.2	5.7%	6.1	5.8%	1.6%
Soft drinks	17.0	15.6%	16.1	15.3%	5.3%
Other	0.7	0.6%	0.8	0.8%	–15.9%
Trading profit - all segments	**108.6**	**100.0%**	**105.2**	**100.0%**	**3.3%**
Indirect production costs	–1.1		–1.0		11.9%
Consolidated trading profit	**107.5**		**104.2**		**3.2%**

The table below shows, for each of the four segments, the trend in profitability (net sales, gross profit and trading profit) both in absolute terms and as a percentage of sales.

More detailed profit and loss figures are given for each business area in the notes to the accounts below.

Spirits

	First half 2005		First half 2004		
	€ million	% contribution to segment sales	€ million	% contribution to segment sales	2005 / 2004 % change
Net sales	243.1	100.0%	233.3	100.0%	4.2%
Gross profit	162.0	66.6%	155.1	66.5%	4.4%
Trading profit	84.8	34.9%	82.2	35.2%	3.2%

In the first half of 2005 spirits generated trading profit of € 84.8 million, equivalent to 34.9% of sales.

Net sales rose by 4.2%, while gross profit grew by 4.4%, as a result of a less than proportional increase in the cost of goods sold.

Trading profit grew at a slightly lower rate (3.2%) than sales and gross profit, as a result of higher advertising investment in the period.

Stripping out the exchange rate effect, organic growth in trading profit from spirits, mainly generated by SKYY, Campari and Aperol, was 4.5%.

Wines

	First half 2005		First half 2004		
	€ million	% contribution to segment sales	€ million	% contribution to segment sales	2005 / 2004 % change
Net sales	45.7	100.0%	43.3	100.0%	5.6%
Gross profit	20.2	44.1%	18.7	43.3%	7.6%
Trading profit	6.2	13.5%	6.1	14.0%	1.6%

In the first half of 2005, wines generated trading profit of € 6.2 million, a slight increase of 1.6% in absolute terms compared to last year, but a slight fall as a percentage of sales (from 14.0% to 13.5%).

Net sales for the wines business rose by 5.6%, while gross profit rose 7.6%, as a result of an improvement in productivity compared to the first half of last year, which was affected by inefficiency relating to the start-up of the Novi Ligure plant.

The smaller increase in trading profit was wholly due to the more than proportional increase in advertising and promotional investment.

Greater investment in the first half immediately boosted sales of Cinzano vermouth, and also benefited Cinzano sparkling wines, which are currently being repositioned on the German market.

At constant exchange rates, the wines segment registered growth in trading profit of 4.6%, while exchange rates had a negative impact of 3.0%.

Soft drinks

	First half 2005		First half 2004		
	€ million	% contribution to segment sales	€ million	% contribution to segment sales	2005 / 2004 % change
Net sales	71.8	100.0%	73.6	100.0%	-2.4%
Gross profit	31.9	44.4%	31.9	43.4%	-0.1%
Trading profit	17.0	23.7%	16.1	21.9%	5.3%

Trading profit for the soft drinks business was € 17.0 million, or 23.7% of net sales, an increase of 5.3% compared to the previous year.

With net sales down 2.4%, gross profit remained broadly flat (–0.1%), owing entirely to a good performance from the segment's most profitable brand, Crodino.
The segment's overall negative net sales growth was the result of declining sales of traditional soft drinks, partly offset by a rise in sales of Crodino, a brand with a higher gross margin per unit.

Trading profit grew owing to a significant drop in advertising and promotional spending on less profitable products; investment for Crodino however remained high in the first half of the year, and in line with the same period last year.

Other sales

	First half 2005		First half 2004		
	€ million	% contribution to segment sales	€ million	% contribution to segment sales	2005 / 2004 % change
Net sales	3.2	100.0%	4.4	100.0%	-27.8%
Gross profit	0.7	21.1%	1.0	22.4%	-31.8%
Trading profit	0.7	20.9%	0.8	17.9%	-15.9%

Trading profit for the minor "other sales" segment was € 0.7 million, a decrease of 13.4% on the same period last year.
The decline in profitability was due entirely to the sharp fall in co-packing revenues in Italy.

INVESTMENTS

Investments in tangible and intangible fixed assets with a finite life totalled € 10.6 million during the period; this excludes the figure relating to the 30.1% shareholding in Skyy Spirits, LLC, which has been recorded as an increase of goodwill in the balance sheet.

The Group invested € 8.6 million in **tangible assets.** This included € 3.2 million invested by Davide Campari-Milano S.p.A., € 2.7 million invested by Sella & Mosca S.p.A., € 1.0 million invested by Koutsikos S.A. and € 0.6 million by Barbero 1891 S.p.A.

The funds spent by Sella & Mosca S.p.A. are part of its three-year programme to upgrade its vineyards and cellars, which was launched in 2003 and will be completed this year.

Investments by Koutsikos S.A. related to the completion of works on the Volos plant, which in the second half of 2005 will begin producing Ouzo 12 (currently bottled by third parties).

Investments in intangible assets totalled € 2.0 million, and related chiefly to the purchase of licences for software not yet installed, and to the first-time installation of the SAP R/3 system at some companies.

RESEARCH AND DEVELOPMENT

Research and development related solely to ordinary production and commercial activities; costs were therefore spread throughout the period.

CASH FLOW STATEMENT

The table below shows a summary of the Group's reclassified cash flow statement (the full version appears in the section containing the financial statements), which highlights the items that had a significant impact during the first half of the year.

The cash flow statement shown here contains all the cash flows contributing to the change in the Group's net financial position: the flows relating to changes in short and long-term debt and to investment in marketable securities are therefore not included, but are presented separately in the full cash flow statement, which shows the change in the "cash and bank" item.

In order to bring the cash flow statement into line with IAS, some items have been reclassified compared to the first half of 2004, notably amortisation, deferred taxes and net profit; note however that total cash flow remains unchanged.

Net financial position increased by € 125.8 million between 1 January 2005 and 30 June 2005.
This compares with an increase of € 5.9 million in the same period of 2004.

€ million	First half 2005	First half 2004
Net profit	53.4	45.1
Depreciation and amortisation	8.5	8.5
Deferred tax	7.7	4.5
Changes in tax payables and receivables	5.8	(15.4)
– Trade receivables	(18.3)	(2.8)
– Inventories	(24.2)	(16.9)
– Payables to suppliers	13.2	19.7
Changes in operating working capital	(29.3)	0.0
Other non-cash items	1.2	3.9
Cash flow from operating activities (A)	**47.3**	**46.5**
Purchase of tangible fixed assets	(8.6)	(8.8)
Gains on sales of tangible fixed assets	3.2	1.0
Purchase of intangible fixed assets	(2.0)	(1.6)
Cash flow from investing activities (B)	**(7.4)**	**(9.4)**
Free Cash Flow (A+B)	**39.9**	**37.1**
Acquisitions	(118.2)	(14.1)
Purchase and sale of own shares	(0.5)	1.0
Other changes (equity investments, third parties and financial receivables)	1.0	(0.4)
Dividends paid	(28.1)	(24.7)
Cash flow from other activities (C)	**(145.8)**	**(38.1)**
Exchange rate differences on operating working capital	(13.2)	(0.6)
Other exchange rate differences and other movements	(6.8)	(4.3)
Exchange rate differences and other changes (D)	**(19.9)**	**(4.9)**
Change in net financial position (A+B+C+D)	**(125.8)**	**(5.9)**
Net financial position at the start of the period	(230.0)	(297.1)
Net financial position at the end of the period	(355.8)	(303.0)

Cash flow from operating activities totalled € 47.3 million, an increase of € 0.8 million on the € 46.5 million registered in the same period of 2004.

The most significant change relates to operating working capital, which increased by € 29.3 million in the first half of 2005, compared with no change during the same period of 2004.

For both periods, the changes in operating working capital are shown excluding the exchange rate effect, which was a negative figure of € 13.2 million in 2005 and a negative € 0.6 million in 2004.

These figures are listed under (D) in the table.

The change in the value of operating working capital was due to a sharp increase in both the value of inventories and trade receivables.

The closing value of inventories was significantly affected by increased production at the Sesto San Giovanni plant in the run-up to its closure and the transfer of operations to Novi Ligure.

The rise in the closing value of trade receivables was due to the seasonal nature of the business (particularly soft drinks), as well as to the sales performance in the first half of 2005, when there was a greater concentration of sales into the last two months of the period compared with 2004.

The € 29.3 million increase in operating working capital, compared with a zero rise in the first half of 2004, is meaningless, since last year's opening operating working capital figure (i.e. the figure at 31 December 2003) was exceptionally high.

Cash flow from operating activities, excluding the change in operating working capital, totalled € 76.6 million in the first half of 2005, compared with € 46.5 million in the same period of 2004.

Particularly positive here is a comparison of the "changes in tax payables and receivables" item for the two periods: in the first half of 2005, net payables were higher, leading to a positive figure of € 5.8 million, while in the first half of 2004 the Group reported an increase in net receivables, generating a negative result of € 15.4 million.

Cash flow from investing activities was a negative € 7.4 million in the first half of 2005, compared to € 9.4 million for the same period last year.

Total investment of € 10.6 million (of which € 8.6 million related to tangible assets and € 2.0 million to intangible assets) was partly offset by income of € 3.2 million, mainly from the sale of real estate in Switzerland.

Free cash flow generated by the Group was € 39.9 million, compared to € 37.1 million in the same period last year.

The Group made **acquisitions** totalling € 118.2 million, undoubtedly the most significant cash flow item for the period, as well as the biggest change versus the first half of 2004, when acquisitions totalled only € 14.1 million.

In 2005 this related entirely to the acquisition in US dollars of a 30.1% stake in Skyy Spirits, LLC, in which the Group already held a controlling shareholding of 58.9%.

Note that in the cash flow statement shown above, the acquisition of the Riccadonna brand in 2004 was reclassified, from intangible assets to acquisitions.

Cash flow from other activities includes **dividend payments of** € 28.1 million, an increase of € 3.4 million compared to last year.

Overall, **cash flow from other activities** was a negative € 145.8 million.

Exchange rate movements and other changes to shareholders' equity had a negative impact on total cash flow – i.e. the change in net financial position – of € 19.9 million.

NET FINANCIAL POSITION

The net financial position does not include own shares held by the Parent Company, which totalled € 30.3 million at 30 June 2005 and € 29.8 million at 31 December 2004.

In order to assess the real change in Group net financial position at the beginning and end of the period, the financial position at 30 June 2005 is compared with that of 1 January 2005.

Net financial position at 1 January 2005 was € 230.0 million, slightly more than at 31 December 2004, when in accordance with the prevailing national accounting standards, it was € 228.7 million.

The increase of € 1.3 million was due to the introduction of international accounting standards.

For further details, please see the notes to the accounts and the Appendix "Transition to International Accounting Standards (IAS/IFRS)" attached to this report.

Net financial position at 30 June 2005 stood at € 355.8 million, an increase of € 125.8 million compared to 1 January 2005.

€ million	30 June 2005	1 January 2005	Change
Cash and bank	198.5	239.5	–41.0
Marketable securities	22.0	6.5	15.5
Cash flow hedging	0.3	0.7	–0.3
Payables to banks	–117.1	–56.7	–60.4
Real-estate lease payables (current portion)	–3.0	–2.9	0.0
Bonds (current portion)	–3.3	–2.9	–0.4
Interests on bonds	–9.3	–8.3	–1.0
Net interest receivable / payable for swaps on bond issues	3.7	3.4	0.3
Short-term financial position	**91.8**	**179.1**	**–87.4**
Payables to banks	–28.3	–3.6	–24.8
Financial payables for cross currency swaps on bond issues	–23.6	–59.4	35.8
Financial assets for interest rate swaps on private placement	10.4	9.6	0.8
Real estate lease payables	–20.5	–22.0	1.5
Bonds	–235.9	–200.0	–35.8
Private placement	–148.2	–132.1	–16.0
Other financial payables	–1.5	–1.6	0.1
Medium to long-term debt	**–447.6**	**–409.1**	**–38.5**
Net financial position	**–355.8**	**–230.0**	**–125.8**

For full details on the trend and nature of the main cash flow items that led to this increase, please refer to the previous section "Cash flow statement".

Note that net financial position to 30 June 2005 includes the significant investment (€ 118.2 million) made by Redfire, Inc. in the first half of 2005 to acquire a further 30.1% stake in Skyy Spirits, LLC.

Exchange rate fluctuations had a negative effect of € 19.5 million on net financial position at 30 June, mainly due to the debt denominated in US dollars recorded by Redfire, Inc. and Skyy Spirits, LLC.

The 12.5% drop in the Euro / US dollar exchange rate between 31 December 2004 (1.3604) and 30 June 2005 (1.2092) confirmed that this rate is extremely volatile, and has a significant impact on the Group's net financial position.

Please note that from 1 January 2005, the Group has applied IAS 32 and 39 to the items shown above.
Financial derivatives are therefore recorded in the accounts at their market value in the period, as are the assets underlying these derivatives (the bond issue and the US private placement).

Specifically, at 30 June 2005, the cross currency swap carried out by the Parent Company to hedge against the exchange rate and interest rate risk of the bond issue generated financial payables of € 23.6 million (relative to the mark to market of the derivative), a fall of € 35.8 million compared to 1 January 2005.
At the same time, the value of the debt relating to the bond issue rose by the same amount during the period.

As regards the interest rate swap carried out by Redfire, Inc. to hedge against the interest rate risk of the US private placement, the Group registered financial assets of € 10.4 million (relative to the mark to market of the derivative) at 30 June 2005, an increase of € 0.8 million compared to 1 January 2005.
The value of the debt relating to the US private placement grew more than proportionally (€ 16.0 million) compared to the change in the value of the derivative, because of the depreciation of the US dollar against the euro.

With reference to the above-mentioned bond issues, note that, in accordance with IAS 32 and 39, accrued income and charges on interest receivable and payable in relation to the swap operations was included under short-term net financial position.

Please see the notes to the accounts for further details on the composition and movements of the individual debt and cash items that make up the net financial position of the two periods.

BALANCE SHEET

The table below shows a summary of the reclassified consolidated balance sheet, which highlights the Group's financing sources and how they have been employed.

EUR million	30 June 2005	31 December 2004	Change
Inventories	145.7	114.4	31.3
Trade receivables	208.5	180.7	27.7
Payables to suppliers	(158.7)	(142.1)	(16.5)
Operating working capital	**195.5**	**153.0**	**42.5**
Tax credits	6.6	10.4	(3.8)
Other receivables and current assets	9.9	13.0	(3.1)
Other current assets	**16.5**	**23.4**	**(6.9)**
Payables to tax authorities	(23.6)	(20.5)	(3.1)
Other current liabilities	(34.4)	(33.3)	(1.1)
Other current liabilities	**(58.0)**	**(53.8)**	**(4.2)**
Staff severance fund and other personnel-related funds	(13.6)	(13.6)	0.0
Deferred tax liabilities	(31.7)	(25.1)	(6.6)
Deferred tax assets	16.9	15.5	1.4
Other non-current assets	5.8	5.1	0.7
Other non-current liabilities	(15.6)	(15.9)	0.3
Other net non-current assets / liabilities	**(38.2)**	**(33.9)**	**(4.3)**
Net tangible fixed assets (including biological assets and investment property)	160.4	157.8	2.6
Goodwill, trademarks and other intangible assets with finite lives	698.7	579.1	119.6
Non-current assets intended for sale	0.1	0.1	(0.0)
Equity investments and own shares	0.2	30.2	(30.0)
Fixed assets	**859.4**	**767.2**	**92.2**
Invested capital	**975.2**	**855.8**	**119.3**
Shareholders' equity	619.4	629.2	(9.8)
Net financial position	355.8	226.7	129.1
Financing sources	**975.2**	**855.8**	**119.3**

At 30 June 2005, the Group had net invested capital of € 975.2 million, comprising shareholders' equity of € 619.4 million and net financial position of € 355.8 million.

The Group's debt to equity ratio was 57.4%, higher than the figure of 36.0% recorded at 31 December 2004.

Total capital invested in the first half increased by € 119.3 million following an increase in working capital (€ 42.5 million) and fixed assets (€ 92.2 million), which was only partly offset by a reduction of € 15.4 million in all other current and non-current assets and liabilities.

The increase in operating working capital, especially trade receivables and inventories, is discussed in detail earlier in the cash flow statement, which shows the change excluding the exchange rate effect.

The table below shows a reconciliation between the figures stated in the balance sheet and the differences given in the cash flow statement.

EUR million	Change shown on the balance sheet	Exchange rate effect for the period	Reclassified change as per cash flow statement (*)
Trade receivables	27.7	(9.4)	18.3
Inventories	31.3	(7.1)	24.2
Payables to suppliers	(16.5)	3.3	–13.2
Operating working capital	42.5	(13.2)	29.3

(*) figures included as outflows on the cash flow statement, therefore with the opposite sign (+/–).

Other current assets show a reduction of € 6.9 million in total, of which € 3.8 million is due to the decrease in tax credits.

Other current liabilities rose by € 4.2 million as a result of higher tax payables and increased accrued liabilities.

The balance of all other non-current assets and liabilities shows a net increase in liabilities of € 4.3 million, chiefly due to a larger deferred tax burden.

Fixed assets were up by a total of € 92.2 million, due to the increase in goodwill and other intangible assets (€ 119.6 million) as well as net tangible assets (€ 2.6 million), which was only partly offset by the reduction in the item "shareholders' equity and own shares" (€ 30.0 million).

Goodwill at the end of the period includes the cost of acquiring 30.1% of Skyy Spirits, LLC (€ 118.2 million).

Note that in accordance with the provisions of IAS 38 on intangible assets with an indefinite life, the value of goodwill and trademarks is no longer reduced by an appropriate amount of amortisation for the period; tangible assets with a finite life, however, will continue to be amortised using the appropriate rates.

Net tangible assets, which rose € 2.6 million in total, comprise an increase of € 8.6 million in investments for the period and a reduction of € 7.5 million for depreciation.

The rest of the increase under this item is due to the exchange effect (+€ 2.5 million) and to disposals (–€ 1.3 million).

With effect from 1 January 2005, the item "shareholders' equity and own shares" will decrease due to the adoption of IAS 32 and 39: own shares that were worth € 29.8 million at 31 December 2004 are no longer recorded as assets on the balance sheet but are deducted from shareholders' equity.

The value of equity investments (in subsidiaries and joint ventures), on the other hand, is reduced by € 0.2 million.

The change the financial position as regards financing sources is explained above.

Note that the opening net financial position of € 226.7 million stated here relates to the balance sheet at 31 December 2004 reclassified under IAS and, as such, differs by € 3.3 million from the figure at 1 January 2005 (€ 230.0 million) as discussed in the sections "Cash flow statement" and "Net financial position".

Shareholders' equity decreased by € 9.8 million, compared to 31 December 2004. The most significant components of this change are:

- the deduction of the value of own shares (€ 29.8 million), as mentioned above
- the dividend payout (€ 28.1 million)
- an increase of € 55.2 million due to the net profit recorded for the first half

Please refer to the notes to the accounts for a more detailed analysis of the changes in shareholders' equity and all items on the consolidated balance sheet.

EVENTS TAKING PLACE AFTER THE END OF THE PERIOD

No significant events have taken place since 30 June 2005.

OUTLOOK

The Group once again put in a good performance, achieving highly satisfactory results in the first half of 2005. We do not foresee any events in the short to medium term that could significantly affect the performance of our main brands in their respective markets.

However, a glance at the macroeconomic environment in the Group's key strategic areas shows that we must err on the side of caution in formulating some of our projections. Although the European economy as a whole is still beset by uncertainty, Italy, the Group's main market, has perhaps one of the weakest economies of all as a result of a stagnant GDP, falling consumer spending and higher energy costs due to the rocketing oil price.

In contrast, forecasts for organic growth in eastern Europe – where for some time the Group has been developing major distribution agreements – and for the resilience of consumer spending in Germany are decidedly rosy.

We anticipate no significant trend reversals in the Americas: the United States and Brazil are both enjoying a positive economic phase, and GDP is expected to grow in both countries.

RISK MANAGEMENT

Risks relating to international trade and operations in emerging markets

In line with its strategy for international growth, the Group currently operates in several markets, and plans to expand into developing countries, especially in Asia and Latin America.

Operating in emerging markets makes the Group vulnerable to certain risks typical of international activity, including exposure to an often unstable local political and economic environment, exchange rate fluctuations (and the difficulties involved in hedging against them), and limits or curbs on export and import quotas, investment, advertising or dividend payouts.

Risks relating to licences for the use of third-party brands and licences granted to third parties for use of the Group's brands.

At 30 June 2005, a significant portion (around 18.4%) of the Group's net consolidated sales came from the production and/or distribution under licence of third-party products.

If any of these contracts are cancelled, terminated for any reason or not renewed, this could have a negative effect on the Group's activities and operating results.

Risks relating to market competition

The Group is active in the highly-competitive alcoholic and soft drinks sector, which attracts a large number of operators.

The main competitors, however, are the large-scale international groups with an appetite for mergers, which are operating aggressive strategies at global level.

The Group's competitive position vis-à-vis the most important global players, which often have greater financial resources and benefit from a more highly diversified portfolio of brands and geographic locations, means that its exposure to market competition risks is particularly significant.

Risks relating to consumer preference and propensity to spend

An important determinant of success in the drinks industry is the ability to interpret consumer preferences and tastes – particularly those of young people – and to continually adapt sales strategies to anticipate market trends and strengthen and consolidate the product image.

If the Group's ability to understand and anticipate consumer trends and expectations and to manage its own brands were to decline significantly, this could considerably affect its activities and operating results.

The unfavourable economic situation in certain markets is affecting consumer confidence and, as a result, their propensity to spend, which means they are less likely to buy drinks.

A risk factor that specifically relates to the demand for spirits is the possible increase in educational publicity campaigns against the consumption of alcoholic drinks which could hit all sector operators, including the Group, in the medium to long term.

Risks relating to legislation in the drinks industry

Activities relating to the alcoholic and soft drinks industry – production, distribution, export, import, marketing and publicity – are governed by complex national and international legislation, often drafted with rather restrictive aims.

The requirement to safeguard consumers' health, particularly that of the young, could in the future lead to the adoption of new laws and regulations (some from the EU) to discourage or reduce the consumption of alcoholic drinks.
Such measures could include limits on advertising or higher tax on certain categories of product.

Any further legal curbs in the main countries in which the Group operates could lead to a fall in demand for its products.

Exchange rate risk

Around 34% of the Group's consolidated net sales in the first half of 2005 were accounted for by sales outside the European Union.
With the growth in the Group's international operations in areas outside the eurozone, a significant fluctuation in exchange rates could hit the Group's activities and operating results, particularly in respect of the US dollar and the Brazilian real.

INVESTOR INFORMATION

Campari shares in the first half of 2005

Despite the unfavourable macroeconomic situation, Campari shares put in an excellent performance in the first half of 2005, buoyed up by the announcement of sound financial results, new development initiatives and an extremely dynamic sector in terms of M&A activity.

Positive performance by the Italian equities market

The first half of 2005 will probably be remembered as a period of recession in the Italian economy, with lower than expected levels of consumer spending and investment.

The period saw interest rates at record lows, particularly weak macroeconomic conditions and continually rising oil prices.

In spite of Italy's weak economy, the stock market continued the steady rise that started two years ago, and volatility remained low.

In the first half of 2005, all the Italian stock market indices recorded positive results.

Specifically, the Mibtel gained 5.1%, the S&P/MIB 4.7% and the Midex 6.6%, compared to the end of 2004.

The rise was chiefly attributable to oil stocks and to companies involved in M&A activity.

Consolidation of the spirits sector

There have been a number of important consolidations in the beverage sector over the past few months, including the acquisition of Allied Domecq by Pernod Ricard and Fortune Brands.

The spirits sector, which had started to rise at the end of 2004, accelerated significantly in the first half of 2005, when the share performances of the companies involved in the transaction and in the sector as a whole, rallied sharply after the acquisition was announced.

In a mature market, M&A activity acts as a strong stimulus to investors.

A combination of consolidation activity and solid fundamentals bolstered the valuations of spirits companies during the period, which translated into growth of 14.1% in the benchmark index, FTSEurofirst Beverages.

Excellent performance by Campari shares

Against this economic and sector backdrop, Campari shares shot up by 28.3% in absolute terms in the first half of the year, compared to the closing price at 31 December 2004. They also outperformed the Mibtel by 23.2% and the FTSEurofirst Beverages by 14.2%.

On 15 June, Campari shares reached their maximum closing price (€ 6.24) since the IPO in July 2001.

The minimum closing price in the comparison period, recorded on 12 January, was € 4.48.

In the first half of 2005, the average value of trades in Campari shares on the Milan stock exchange (MTA) was € 3.1 million, while average daily trading volumes stood at 573,300 shares.

At 30 June 2005, its market capitalisation was € 1,760 million.

In the period under review, the excellent performance by Campari shares was triggered not only by external factors, including M&A in the sector and favourable currency trends (particularly the US dollar), but also by positive newsflow relating to the company.

This included the purchase of a further 30.1% stake in Skyy Spirits, LLC, which brought the total shareholding in the US company to 89%, as well as the Group's full-year 2004 and first-quarter 2005 results demonstrating solid fundamentals, and the company's recent business development initiatives.

In particular, the Campari Group announced two new projects in the United States: the launch of SKYY90, the new ultra premium vodka, and the agreement for the distribution of Martin Miller's ultra premium gin with an option to purchase ownership of the brand.

Another trigger for Campari shares was the announcement that the Group had been awarded distribution rights in Italy for the US company Brown-Forman's range of spirits, including the Jack Daniel's Tennessee Whiskey brand.

Performance of Campari shares and the Mibtel and FTSEurofirst Beverages indices since 1 January 2005


Campari share price (Euro)
7
6.8
6.6
6.4
6.2
6
5.8
5.6
5.4
5.2
5
4.8
4.6
4.4
4.2
4
Trading volume (thousand shares)
2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Campari (trading volume)
Campari (share price)
Mibtel (rebased)
FTSEurofirst Beverages (rebased)

Share split

On 29 April 2005, the extraordinary shareholders' meeting approved the ten-for-one split of the 29,040,000 outstanding ordinary shares of Davide Campari-Milano S.p.A., worth a nominal € 1.00 each, into 290,400,000 newly-issued ordinary shares with a nominal value of € 0.10, with the same characteristics as the shares currently circulating.

The share capital therefore remains unchanged at € 29,040,000, but is now split into 290,400,000 shares worth a nominal € 0.10 each.

From 9 May 2005, the shares were traded ex-split under the new ISIN code IT0003849244.

Updated shareholding structure

At 30 June 2005, the main shareholders were:

Shareholder (1)	Number of ordinary shares	% of share capital
Alicros S.p.A.	148,104,000	51.000%
Cedar Rock Capital	16,192,820	5.576%
Fidelity Investments	14,513,340	4.997%
Davide Campari-Milano S.p.A. (2)	9,351,910	3.220%
Lazard Asset Management	6,036,870	2.079%
Morgan Stanley Investment Management	5,978,750	2.059%

(1) No shareholders other than those indicated above have notified Consob and Davide Campari-Milano S.p.A. (as per article 117 of Consob regulation 11971/99 on notification of significant holdings) of having shareholdings greater than 2%.

(2) Purchase of own shares for the purposes of the stock option scheme.

Please note that following notifications received subsequent to the closing of the period, Fidelity Investments was no longer a main shareholder on the date of the approval of the half-year report.

Dividend increase

On 29 April 2005 the shareholders' meeting approved the full-year results for 2004 and agreed the payment of a dividend of € 0.10 for each share arising from the split (+13.6% compared to the dividend distributed the previous year of € 0.088) with an ex date (coupon 1) of 9 May 2005.

The dividend was paid out from 12 May.

This dividend represents a yield of 1.8%, calculated on the ex date.

Share information after the split (1)		First half 2005	2004	2003	2002	2001 (3)
Share reference price						
Closing price (2)	€	6.06	4.73	3.85	3.00	2.64
Maximum price	€	6.24	4.78	3.85	3.78	3.10
Minimum price	€	4.48	3.57	2.74	2.53	2.18
Average price	€	5.30	4.04	3.30	3.16	2.72
Capitalisation and volume:						
Average daily trading volume	No. of shares	573,340	429,160	378,940	530,930	723,750
Average daily trading value	€ million	3.1	1.7	1.3	1.7	2.1
Stock market capitalisation (2)	€ million	1,760	1,372	1,117	871	766

(1) share figures are shown after the share split in the ratio of 10 new shares for each one held.

(2) At 31 December for 2001, 2002 and 2003 and 2004; at 30 June for the first half of 2005.

(3) Initial Public Offering on 6 July 2001 at a price of € 3.10 per share; the average daily trading volume, excluding the first week of trading, was 422,600 shares in 2001; the average daily trading value, excluding the first week of trading, was € 1,145,000 in 2001.

Investor relations

In the first six months of 2005, the Campari Group's disclosures to the financial community focused on its financial results and recent business development initiatives.

The Group spoke to investors at important international and sector conferences and organised a number of meetings with investors in Italy and the main financial centres in Europe and the United States.

As part of the Group's aim to provide regular and timely information to its investors, the website **www.campari.com/investors** continues to be an important tool for the publication of market information.

In the first half of 2005, the "Investors" area was further enhanced with a new section "Shareholders' Meetings", where all documents relating to the most recent shareholders' meetings can be consulted.

FINANCIAL STATEMENTS

Consolidated profit and loss account

(€ thousand)	Note	First half 2005	First half 2004
Net sales	**[1]**	**363,854**	**354,626**
Cost of goods sold	[2]	(150,288)	(148,884)
Gross margin		**213,566**	**205,742**
Advertising and promotional costs	[3]	(62,856)	(58,658)
Sales and distribution costs	[4]	(43,232)	(42,932)
Trading profit		**107,478**	**104,152**
General and administrative expenses and other net operating costs	[5]	(26,511)	(27,996)
One-offs	[6]	2,591	1,347
EBIT		**83,558**	**77,503**
Net financial income (charges)	[7]	(4,724)	(4,323)
Net income from associated	[8]	(216)	(732)
Profit before tax		**78,618**	**72,448**
Tax	[9]	(23,374)	(21,046)
Net profit		55,244	51,402
Minority interests	[10]	(1,831)	(6,337)
Group net profit		**53,413**	**45,065**
Basic and diluted earnings per share (€)	[11]	0.19	0.16

Consolidated balance sheet

(€ thousand)	Note	30 June 2005	31 December 2004
ASSETS			
Non-current assets			
Net tangible fixed assets	[13]	146,849	144,224
Biological assets	[14]	9,518	9,528
Investment property	[15]	4,070	4,071
Goodwill and trademarks	[16]	693,792	575,628
Intangible assets with a finite life	[17]	4,896	3,422
Investments in affiliated companies and joint ventures	[18]	151	385
Own shares	[19]	–	29,780
Deferred tax assets	[20]	16,926	15,532
Other non-current assets	[21]	16,155	5,090
Total non-current assets		**892,357**	**787,660**
Current assets			
Inventories	[22]	145,694	114,410
Trade receivables	[23]	208,470	180,735
Short-term financial receivables	[24]	4,113	3,893
Cash, bank and securities	[25]	220,485	245,950
Other receivables	[26]	16,374	22,868
Total current assets		**595,136**	**567,856**
Non-current assets intended for sale	[27]	78	127
Total assets		**1,487,571**	**1,355,643**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity			
Share capital		29,040	29,040
Reserves		584,960	595,752
Group's shareholders' equity		614,000	624,792
Minority interests		5,359	4,372
Total shareholders' equity	**[28]**	**619,359**	**629,164**
Non-current liabilities			
Bonds	[29]	384,014	377,956
Other non-current liabilities	[30]	73,949	27,209
Staff severance fund and other personnel-related funds	[31]	13,600	13,603
Reserve for risks and future liabilities	[32]	15,403	15,899
Deferred tax	[33]	31,686	25,051
Other non-current liabilities		229	–
Total non-current liabilities		**518,881**	**459,718**
Current liabilities			
Payables to banks	[34]	117,093	56,686
Other financial payables	[35]	15,612	14,162
Payables to suppliers	[36]	158,663	142,128
Payables to tax authorities	[37]	23,562	20,459
Other current liabilities	[38]	34,401	33,326
Total current liabilities		**349,331**	**266,761**
Liabilities directly associated with non-current assets intended for sale			
Total liabilities and shareholders' equity		**1,487,571**	**1,355,643**

Consolidated cash flow statement

(€ thousand)	First half 2005	First half 2004
Cash flow from operating activities		
Group net profit	53,413	45,065
Depreciation and amortisation	8,459	8,457
Gains on sales of fixed assets	(1,886)	(430)
Changes in staff severance fund	(3)	55
Allocation (use) of funds	(496)	(511)
Deferred tax	7,693	4,454
Changes in tax payables and receivables	5,832	(15,377)
– Trade receivables	(18,328)	(2,785)
– Inventories	(24,222)	(16,893)
– Payables to suppliers	13,243	19,675
Changes in operating working capital	(29,307)	(3)
Other changes in current assets and liabilities	2,957	4,406
Other non-cash items	634	422
Cash flow from operating activities	**47,296**	**46,538**
Cash flow from investing activities		
Purchase of tangible fixed assets	(8,627)	(8,801)
Gains on sales of tangible fixed assets	3,254	961
Purchase of intangible fixed assets	(2,040)	(12,908)
Purchase of 30.1% holding in Skyy Spirits, LLC	(118,164)	–
Purchase of new subsidiaries	–	(2,828)
Net change in equity investments	18	736
Sale and purchase of own shares	(485)	1,042
Change in minority interests	557	(1,585)
Cash flow from investing activities	**(125,487)**	**(23,383)**
Cash flow from financing activities		
New leasing contracts	–	27,564
Payment of lease instalments	(1,475)	(1,198)
Net change in short-term bank debt	60,407	19,642
Change in interest on bonds and associated swaps	773	94
Net change in medium to long-term financial payables	24,810	336
Net change in other financial payables and receivables	264	493
Net change in marketable securities	(15,492)	(5,880)
Dividends	(28,105)	(24,675)
Cash flow from financing activities	**41,182**	**16,376**
Effect of exchange rate differences on net operating working capital	(13,177)	(563)
Other exchange rate differences and changes	9,228	940
Exchange rate differences and other changes	**(3,949)**	**377**
Net increase (decrease) in cash and bank	**(40,958)**	**39,908**
Cash and bank at start of period	239,484	133,583
Cash and bank at end of period	**198,526**	**173,491**

Statement of changes in shareholders' equity

(€ thousand)	Share capital	Reserve for own shares	Merger surplus	Conversion reserve	Retained earnings	Group shareholders' equity	Minority interests	Total
Balance at 1 January 2004	**29,040**	**31,000**	**5,687**	**–**	**483,256**	**548,983**	**4,668**	**553,651**
Dividend payout	–	–	–	–	(24,675)	(24,675)	–	(24,675)
Conversion difference and other changes	–	–	–	(4,236)	–	(4,236)	(7,922)	(12,158)
Purchase of own shares		4,606			(4,606)	–		–
Use of own shares		(5,648)			5,648	–		–
Profit from first half 2004	–	–	–	–	45,065	45,065	6,337	51,402
Balance at 30 June 2004	**29,040**	**29,958**	**5,687**	**(4,236)**	**504,688**	**565,137**	**3,083**	**568,220**

(€ thousand)	Share capital	Reserve for own shares	Own shares	Stock option reserve	Reserve for cash flow hedging	Conversion reserve	Retained earnings	Group shareholders' equity	Minority interests	Total shareholders' equity
Balance at 31 December 2004	**29,040**	**29,780**	**–**	**419**	**–**	**3,142**	**562,411**	**624,792**	**4,372**	**629,164**
Application of IAS 32 and IAS 39:										
Financial instruments stated at fair value	–	–	–	–	259	–	(2,726)	(2,467)	–	(2,467)
Own shares	–	(29,780)	(29,780)	–	–	–	29,780	(29,780)	–	(29,780)
Balance at 1 January 2005	**29,040**	**–**	**(29,780)**	**419**	**259**	**3,142**	**589,465**	**592,545**	**4,372**	**596,917**
Dividend payout	–	–	–	–	–	–	(28,105)	(28,105)	(1,274)	(29,379)
Purchase of own shares	–	–	(1,095)	–	–	–	–	(1,095)	–	(1,095)
Use of own shares	–	–	610	–	–	–	–	610	–	610
Stock option notional costs	–	–	–	418	–	–	–	418	–	418
Conversion difference	–	–	–	–	–	(3,622)	–	(3,622)	430	(3,192)
Cash flow hedging	–	–	–	–	(164)	–	–	(164)	–	(164)
Profit from first half 2005	–	–	–	–	–	–	53,413	53,413	1,831	55,244
Balance at 30 June 2005	**29,040**	**–**	**(30,265)**	**837**	**95**	**(480)**	**614,773**	**614,000**	**5,359**	**619,359**

NOTES TO THE ACCOUNTS

Preparation criteria

General information

The half-year report at 30 June 2005 was prepared in accordance with IAS 34, article 81 of Issuers Regulation 11971 of 14 May 1999 and subsequent revisions and amendments.

Thus, this report does not include all the information that would be required for preparing the annual report.

The consolidated half–year report of the Campari Group was prepared on the basis of the cost principle, except in the case of financial derivatives, the related underlying assets and available-for-sale financial assets, which were valued using the fair value principle.

The operating and financial results of the Campari Group at 30 June 2005 and periods used for comparison purposes were prepared in accordance with International Financial Reporting Standards in effect on that date.

It should be noted that the Group opted to apply IAS 39 (Financial Instruments: Recognition and Measurement) and IAS 32 (Financial Instruments: Disclosure and Presentation), from 1 January 2005.

In addition, the Appendix describes the impact of the transition to IAS/IFRS and provides the reconciliations required by IFRS 1 (First-time Adoption of International Financial Reporting Standards), accompanied by the related explanatory notes.

Due to their significance, unless otherwise indicated, the figures reported in these notes are expressed in thousands of euro.

The consolidated half-year report at 30 June 2005 was authorised for publication by resolution of the appropriate administrative body on 26 September 2005.

Consolidation principles

The consolidated accounts include the accounts of Davide Campari-Milano S.p.A. and the Italian and foreign companies over which the parent company exercises direct or indirect control.

Subsidiaries

Subsidiaries are consolidated on a line-by-line basis.

This method specifies that all assets, liabilities, expenses and revenues for consolidated companies are to be fully reflected in the consolidated accounts. The book value of the equity investments is eliminated against the corresponding portion of the shareholders' equity of the subsidiaries. Individual assets and liabilities are assigned the value given to them on the date control was acquired.

Any remaining surplus is reported under the asset item "goodwill," and any negative amount is credited to the profit and loss account.

Minority interests in shareholders' equity and net profit are reported under appropriate items in the accounts. Specifically, minority interests in shareholders' equity are determined on the basis of current values assigned to assets and liabilities on the date control was assumed, excluding any related goodwill.

Joint ventures

Joint ventures are reported in the consolidated accounts using the equity method, starting on the date when joint control begins and ending when such control ceases to exist.

Affiliated companies

Affiliated companies are reported in the consolidated accounts using the equity method, starting on the date when significant influence begins and ending when such significant influence ceases to exist.

If the Group's interest in any losses of affiliates exceeds the book value of the equity investment in the accounts, the value of the equity investment is eliminated, and the share of further losses is not reported, unless, and to the extent to which, the Group is responsible for covering such losses.

Transactions eliminated during the consolidation process

When preparing the consolidated accounts, unrealised profits and losses resulting from intra-group transactions are eliminated, as are the entries giving rise to payables and receivables, and costs and revenues between the companies included in the basis of consolidation.

Unrealised profits and losses generated on transactions with affiliated or joint venture companies are eliminated to the extent of the Group's percentage interest in those companies.

Dividends collected from consolidated companies are eliminated.

Currency conversion criteria and exchange rates applied to the accounts

After 1 January 2004, figures expressed in currencies other than the accounting currency (euro) are converted as follows:

- profit and loss items are converted at the average exchange rate for the year, while balance sheet items are converted at year-end exchange rates; exchange rate differences resulting from the application of these two methods to the conversion of profit and loss and balance sheet items of companies located in countries outside the eurozone are recorded under the shareholders' equity reserve " foreign currency conversion reserve", until the holding in question is sold;
- any conversion differences between the value of shareholders' equity at the beginning of the year, as converted at the prevailing rate, and the value of shareholders' equity converted at the year-end rate for the previous year are also recorded under the "foreign currency conversion reserve."

When preparing the consolidated cash flow statement, average exchange rates were used to convert the cash flows of foreign subsidiaries.

The exchange rates used for conversion transactions are as follows:

US dollar	30 June 2005	31 December 2004	30 June 2004
Balance sheet	1.2092	1.3604	1.2155
Profit and loss account	1.2852	1.2433	1.2277

Swiss franc	30 June2005	31 December 2004	30 June 2004
Balance sheet	1.5499	1.5440	1.5242
Profit and loss account	1.5463	1.5440	1.5533

Brazilian real	30 June 2005	31 December 2004	30 June 2004
Balance sheet	2.8476	3.6682	3.7838
Profit and loss account	3.3150	3.6340	3.6418

Uruguayan peso	30 June 2005	31 December 2004	30 June 2004
Balance sheet	29.7886	36.9756	35.9727
Profit and loss account	32.0798	35.6909	35.9127

Chinese renminbi	30 June 2005	31 December 2004	30 June 2004
Balance sheet	10.0079	11.2641	10.0643
Profit and loss account	10.6412	10.2944	10.1651

UK pound	30 June 2005	31 December 2004	30 June 2004
Balance sheet	0.6742	0.7088	0.6708
Profit and loss account	0.6861	0.6585	0.6735

Basis of consolidation

The consolidated half-year report includes the profit and loss accounts and balance sheets of the Parent Company and Italian and foreign subsidiaries at 30 June, which were approved by the respective boards of directors and prepared in accordance with international accounting standards.

Joint ventures and companies over which the group exercises a significant influence are consolidated using the equity method.

During the first half of 2005, there were no significant changes in the basis of consolidation. As already noted, in February 2005, the Group finalised the purchase of a further 30.1% stake in Skyy Spirits, LLC.

As a result of this acquisition, the Group's stake in Skyy Spirits, LLC at 30 June 2005 was 89%.

The tables below list the companies included in the basis of consolidation.

Controlling shareholder

Name, activity, location	Share capital at 30 June 2005 Currency	Amount
Davide Campari-Milano S.p.A. - Milan holding and manufacturing company	€	29,040,000

Fully consolidated companies

Name, activity, location	Share capital at 30 June 2005 Currency	Amount	% owned by the Parent Company Direct	indirect	Direct shareholder
Italy					
Barbero 1891 S.p.A. manufacturing and trading company - Canale	€	22,350,000	100.00		
Campari Italia S.p.A. trading company - Milan	€	1,220,076	100.00		
Sella & Mosca S.p.A. manufacturing and trading company - Alghero	€	13,838,916		100.00	Zedda Piras S.p.A.
Zedda Piras S.p.A. manufacturing and trading company Cagliari (operation headquarters in Alghero)	€	3,276,000	100.00		
Longhi & Associati S.r.l. services company - Milan	€	10,400		70.00	Lacedaemon Holding B.V.
Europe					
Campari Deutschland GmbH trading company - Monaco	€	5,200,000		100.00	DI.CI.E. Holding B.V.
Campari Finance Teoranta finance company - Dublin	€	1,000,000		100.00	DI.CI.E. Holding B.V.
Campari France manufacturing company - Nanterre	€	2,300,000		100.00	DI.CI.E. Holding B.V.
Campari International S.A.M. trading company - Munich	€	100,000,000		100.00	DI.CI.E. Holding B.V.
Campari Schweiz A.G. trading company - Baar	CHF	2,000,000		100.00	DI.CI.E. Holding B.V.
Koutsikos Distilleries S.A. manufacturing company - Piraeus	€	1,438,150		75.00	N. Kaloyannis Bros. S.A.
DI.CI.E. Holding B.V. holding company - Amsterdam	€	15,015,000	100.00		
Lacedaemon Holding B.V. holding company - Amsterdam	€	10,465,000		100.00	Campari Schweiz A.G.
N. Kaloyannis Bros. S.A. trading company - Argiropoulis, Attika	€	325,500		75.00	O-Dodeca B.V.
O-Dodeca B.V. Hholding company - Amsterdam	€	2,000,000		75.00	Lacedaemon Holding B.V.
Prolera LDA services company - Funchal	€	5,000	100.00		
Société Civile du Domaine de la Margue manufacturing and trading company Saint Gilles (France)	€	4,793,184		100.00	Sella & Mosca S.p.A.

Fully consolidated companies (continued)

Name, activity, location	Share capital at 20 June 2005 Currency	Amount	% owned by the Parent Company Direct	indirect	Direct shareholder
Americas					
Campari do Brasil Ltda. manufacturing and trading company - Barueri	BRL	243,202,100	100.00		
Gregson's S.A. trademark holder - Montevideo	UYP	175,000		100.00	Campari do Brasil Ltda.
Redfire, Inc. holding company - Wilmington, Delaware	US$	115,450,000	100.00		
Skyy Spirits, LLC trading company - Wilmington, Delaware (operational headquarters in San Francisco)	US$	15,348,729		89,00	Redfire, Inc.
Other					
Qingdao Sella & Mosca Winery Co. Ltd. manufacturing and trading company - Qingdao (China)	US$	3,000,000		93.67	Sella & Mosca S.p.A.

Other holdings

Name, activity, location	Share capital at 30 June 2005 Currency	Amount	% owned by the Parent Company direct	indirect	Direct shareholder	Valuation method
Affiliated companies						
Fior Brands Ltd. trading company - Stirling	GBP	100		50.00	DI.CI.E. Holding B.V.	equity
International Marques V.o.f. trading company - Haarlem	€	210,000		33.33	DI.CI.E. Holding B.V.	equity
M.C.S. S.c.a.r.l. trading company - Brussels	€	464,808		33.33	DI.CI.E. Holding B.V.	equity
SUMMA S.L. trading company - Madrid	€	342,000		30.00	DI.CI.E. Holding B.V.	equity

Accounting principles

Intangible assets

Intangible assets include all assets without any physical form that are identifiable, controlled by the company and capable of producing future benefits, as well as goodwill when purchased for consideration.

Intangible assets acquired or produced internally are posted to assets in accordance with IAS 38 (Intangible Assets) when it is likely that the use of the assets will generate future benefits, and when the cost can be determined reliably.

These assets are reported at purchase or internal production cost including all allocable ancillary costs.

Intangible assets with a finite life

Intangible assets with a finite life are amortised on a straight-line basis in relation to their remaining useful life, taking into account losses due to a reduction in accumulated value.

The costs of development projects and studies are recorded on the profit and loss account in full in the year in which they are incurred.

Advertising costs are recorded in full in the year in which they are incurred; according to the matching principle, if these costs relate to two financial years they are allocated based on the duration of the advertising campaign.

Costs relating to industrial patents, concessions, licences and other intangible assets are listed on the assets side of the balance sheet only if they are able to produce future economic benefits for the company.

These costs are amortised according to the period of use, if this can be defined, or according to contract duration.

Software licences comprise the cost of purchasing licences and, if incurred, external consultancy fees or internal personnel costs necessary for training.

These costs are booked in the year in which the internal or external costs are incurred for training personnel in their use and other related costs.

Costs recorded under intangible assets are amortised over their useful life.

Intangible assets with an indefinite life

Goodwill and trademarks, which result from acquisitions and qualify as intangible assets with an indefinite life, are not amortised.

The possibility of recovering their reported value is ascertained at least annually, and in any case, when events occur leading to the assumption of a reduction in value using the criteria indicated in the paragraph entitled "Impairment."

For goodwill, a test is performed on the smallest aggregate to which the goodwill is related.

On the basis of this, management directly or indirectly assesses the return on investment including goodwill.

Write-downs of goodwill are not subject to adjustments in value.

Tangible assets

Cost

Property, plant and equipment are recorded at acquisition or production cost, gross of capital grants (if received) and directly charged expenses.

Any costs incurred after purchase are capitalised provided that they increase the future economic benefits from using the asset.

All other costs are posted to the profit and loss account when incurred.

The replacement costs of identifiable components of complex assets are allocated to assets and depreciated over their useful life.

The residual value recorded for the component being replaced is allocated to the profit and loss account; other costs are charged to the profit and loss account when the expense is incurred.

If there are current obligations for dismantling or removing assets and cleaning up the related sites, the assets' reported value must include the estimated (discounted) costs to be incurred when the structures are abandoned, which are reported as a contra entry to a specific reserve.

The impact of revising the estimate of these costs is indicated in the section on the "Reserve for risks and future liabilities."

Ordinary maintenance and repair expenses are charged to the profit and loss account in the period when they are incurred.

Improvements to third-party assets are classified under tangible assets, in keeping with the nature of the cost incurred.

The depreciation period corresponds to the lower of the remaining useful life of the tangible asset and the remaining term of the lease contract.

Assets held under finance lease contracts, which essentially assign all the risks and benefits tied to ownership to the Group, are recognised as Group assets at their current value, or the present value of the minimum lease payments, whichever is lower.

The corresponding liability to the lessor is reported in the accounts under financial payables.

These assets are depreciated using the policies and rates indicated below.

Leasing arrangements in which the lessor, in essence, retains all the risks and benefits tied to the ownership of the assets, are classified as operating leases, and the related costs are reported in the profit and loss account over the term of the contract.

Depreciation

The depreciation period runs from the time the asset is available and ready for use, and the depreciation charge is allocated directly to the asset.

Depreciation ceases on the date when the asset is classified as held for sale, in accordance with IFRS 5, or the date on which the asset is eliminated for accounting purposes, whichever occurs first.

Depreciation is applied using the straight-line method, based on each asset's estimated useful life as established in accordance with the company's plans for use of such assets, taking into account wear and tear and superseding of technology, and the likely estimated realisable value net of disposal costs.

When the tangible asset consists of several significant components with different useful lives, depreciation is applied to each component.

The amount to be depreciated is represented by the reported value less the estimated net market value at the end of its useful life, if this value is significant and can be reasonably determined.

Land, even if acquired in conjunction with a building, is not depreciated, nor are available-for-sale tangible assets, which are reported at the lower of their recorded value and fair value less disposal costs.

Rates are as follows:

major real estate assets and light construction	3%-5%
plant and machinery	10%-25%
furniture, office and electronic equipment	10%-30%
motor vehicles	20%-40%
miscellaneous equipment	20%-30%

Capital grants

Capital grants are recorded when there is a reasonable certainty that all conditions specified to obtain such grants have been met and the grant will be disbursed.

This generally occurs at the time the decree acknowledging the benefit is issued.

Capital grants related to tangible assets are reported as deferred revenues and credited to the profit and loss account over the period corresponding to the useful life of the asset concerned.

Impairment

The Group verifies, at least annually, whether there are indications of a potential loss in value of intangible and tangible assets.

If the Group finds that such indications exist, it estimates the recoverable value of the relevant asset.

In addition, intangible assets with an indefinite useful life, or that are not available and ready for use, are subject to a test for a reduction in value each year or more frequently if there is an indication that the asset may have been subject to a loss in value.

The ability to recover the assets is ascertained by comparing the reported value to the related recoverable value, which is represented by the greater of the fair value less disposal costs and the usage value.

In the absence of a binding sale agreement, the fair value is estimated on the basis of recent transaction values in an active market, or based on the best information available to determine the amount that could be obtained from selling the asset.

The usage value is determined by discounting expected cash flows resulting from the use of the asset, and if significant and reasonably determinable, the cash flows resulting from its sale at the end of its useful life.

Cash flows are determined on the basis of reasonable, documentable assumptions representing the best estimate of the future economic conditions that will occur during the remaining useful life of the asset, with greater relevance given to outside information.

The discounting is done using a rate that takes into account the implicit risk in this segment.

When it is not possible to determine the recoverable value of an individual asset, the Group estimates the recoverable value of the unit that incorporates the asset and generates cash flows.

A loss of value is reported if the recoverable value of an asset is less than its book value.

This loss is posted to the profit and loss account unless the asset was previously written up through a shareholders' equity reserve.

In this case, the reduction in value is first allocated to the revaluation reserve.

If, in a future period, a loss on assets, other than goodwill, does not materialise or is reduced, the book value of the asset or unit generating cash flows is increased up to the new estimate of recoverable value, and may not exceed the value that would have been determined if no loss from a reduction in value had been reported.

The recovery of a loss of value is posted to the profit and loss account, unless the asset was previously reported at its revalued amount.

In this case, the recovery in value is first allocated to the revaluation reserve.

Investment property

Property and buildings held to generate lease income ("investment property") are valued at cost less accumulated depreciation and losses due to a reduction in value.

Biological assets

Biological assets are valued at cost less accumulated depreciation and losses due to a reduction in value.

Financial instruments

Financial assets and liabilities are booked in accordance with IAS 39 (Financial Instruments: Recognition and Measurement}.

Investments in joint ventures and affiliated companies are valued using the equity method.

Investments in other companies which are not held for trading are recorded at fair value, and this value is allocated to shareholders' equity.

When fair value cannot be reliably determined, the equity investments are valued at cost adjusted for losses in value.

If the reasons for the write-downs no longer apply, the equity investments valued at cost are revalued up to the amount of the write-downs, and the result of this valuation is allocated to the profit and loss account.

The risk resulting from any losses exceeding shareholders' equity is reported in a specific reserve to the extent that the parent company is required to fulfil certain legal or implicit obligations with respect to the subsidiary, or, in any case, to cover its losses.

Receivables and financial assets to be held to maturity are reported at cost, represented by the fair value of the initial consideration given in exchange plus transaction costs (e.g. commissions, consulting fees, etc).

The initial reported value is then adjusted to take into account repayments of principal, any write-downs and the amortisation of the difference between the repayment amount and the initial reported value.

Amortisation is applied on the basis of the effective internal interest rate represented by the rate which, at the time of the initial reporting, would make the present value of expected cash flows equal to the initial reported value (known as the amortised cost method).

Current financial assets and securities to be held until maturity are reported on the basis of the trading date, and, at the time they are first reported in the accounts, they are valued at purchase cost including ancillary transaction costs.

After the first reporting, the financial instruments available for sale and held for trading are valued at their current value.

If the market price is not available, the current value of financial instruments available for sale is measured using the most appropriate valuation methods, such as the analysis of discounted cash flows performed using market information available on the reporting date.

Profits and losses on financial assets available for sale are recorded directly in shareholders' equity up to the time the financial asset is sold or written down.

At that time the accumulated profits and losses, including those previously posted to shareholders' equity, are included in the profit and loss account for the period.

Loans and receivables that the Group is not holding for trading purposes (loans and receivables originating from typical business operations), held-to-maturity securities and all financial assets for which prices in an active market are not available, and whose fair value cannot be determined reliably, are measured, if they have a pre-set maturity, at amortised cost using the effective interest method.

When financial assets do not have a pre-set maturity, they are valued at purchase cost.

Receivables with maturities over one year, non-interest-bearing receivables or receivables that accrue below-market interest are discounted using market rates.

Valuations are performed regularly in order to verify whether there is objective evidence that a financial asset or group of assets has declined in value.

If such objective evidence exists, the loss in value must be recorded as a cost in the profit and loss account for the period.

Financial liabilities are reported at amortised cost using the effective interest method.

Financial liabilities hedged by derivatives are reported at their current value in accordance with hedge accounting procedures that are applicable to fair value hedges: profits and losses resulting from subsequent valuations at the current value, which are due to interest rate changes, are recorded in the profit and loss account and offset by the effective portion of the loss or profit resulting from subsequent valuations of the hedged instrument at the current value.

Financial derivatives

Financial derivatives are used solely for hedging purposes to reduce exchange and interest rate risk.

In accordance with IAS 39, financial derivatives may be recorded using hedge accounting procedures only if, at the beginning of the hedge, a formal designation has been made and the documentation for the hedge relationship exists, and if it is assumed that the hedge is highly effective; it must be possible for this effectiveness to be reliably measured, and the hedge must prove highly effective during the accounting periods for which it is designated.

All financial derivatives are measured at their current value pursuant to IAS 39.

When financial instruments meet the requirements for being reported using hedge accounting procedures, the following accounting treatment is applied:

- *Fair value hedge* – if a financial derivative is designated to hedge exposure to changes in the current value of an asset or liability attributable to a particular risk that could have an impact on the profit and loss account, the profit or loss resulting from the subsequent valuations of the current value of the hedging instrument are reported in the profit and loss account.
  The gain or loss on the hedged entry, which is attributable to the hedged risk, changes the book value of this entry and is recorded in the profit and loss account.
- *Cash flow hedge* – if a financial instrument is designated as a hedge of exposure to the cash flow fluctuations of an asset or liability reported in the accounts, or of a highly likely expected transaction that could have an impact on the profit and loss account, the effective portion of the profits or losses on the financial instrument is reported under shareholders' equity.

Accumulated profits or losses are removed from shareholders' equity and recorded in the profit and loss account in the same period in which the transaction being hedged is reported.

The profit or loss associated with a hedge, or the portion of the hedge that has become ineffective, is posted to the profit and loss account when the ineffectiveness is reported.

If a hedge instrument or hedge relationship is closed out, but the transaction being hedged has not been carried out, the accumulated profits and losses, which, until that moment had been posted to shareholders' equity, are reported in the profit and loss account at the time the related transaction is carried out.

If the transaction being hedged is no longer considered likely to take place, the pending unrealised profits or losses in shareholders' equity are recorded in the profit and loss account.

If hedge accounting cannot be applied, the profits or losses resulting from the valuation of the financial derivative at its current value are posted to the profit and loss account.

Own shares

Own shares are reported as a reduction in respect of shareholders' equity.

The original cost of the own shares and the economic effects of any subsequent sales are reported as movements in shareholders' equity.

Inventories

Inventories of raw materials, semi-finished and finished products are valued at the lower of purchase or manufacturing cost, determined using the weighted average method, and market value.

Work in progress is recorded at the purchase cost of the raw materials used including the actual manufacturing costs incurred at the point of manufacturing reached.

Inventories of raw materials and semi-finished products no longer useable in the production cycle and inventories of unsaleable finished products are fully written down.

Low-value replacement parts and maintenance equipment that are not used in connection with a single asset item are reported as inventories and recorded in the profit and loss account when used.

Non-current assets classified as held for sale

Non-current assets classified as held for sale include non-current assets (or disposal groups) whose book value will be recovered primarily from their sale rather than their ongoing use.

Non-current assets classified as held for sale are valued at the lower of their net book value and current value, less sales costs.

Employee benefits

Post-employment benefit plans

For Italian companies, the staff severance fund (TFR) is considered a post-employment defined benefit plan reported in accordance with the provisions for other defined benefit plans.

The Group's obligation and annual cost reported in the profit and loss account are determined by independent actuaries using the projected unit credit method.

The net cumulative value of actuarial profits and losses is reported in the profit and loss account.

The costs associated with an increase in the current value of the obligation, resulting from the approach of the time when benefits will be paid, are included under financial charges.

The liability related to benefits to be paid upon termination of employment, which is reported on the balance sheet, represents the present value of the defined benefit obligation adjusted for actuarial gains and losses and costs related to past work that were not reported previously.

Compensation plans in the form of stock options

The Group pays additional benefits to employees, directors and to individuals who regularly do work for one or more Group companies in the form of stock option plans.

Pursuant to IFRS 2 (Share-based Payment), the total current value of the stock options on the allocation date is to be reported in the profit and loss account as a cost.

Changes in the current value following the allocation date have no effect on the initial valuation.

The fair value of stock options is represented by the value of the option determined by applying the Black-Scholes model, which takes into account the conditions for exercising the option, the current share value, expected volatility and risk-free rate.

The stock option's fair value is reported with a contra entry under "stock option reserve."

The Group applied the transitional provisions of IFRS 2, and thus, applied the principle to allocations of stock options approved after 7 November 2002 that had not accrued on the effective date of IFRS 2 (1 January 2005).

Reserve for risks and future liabilities

The reserves for risks and future liabilities concern specific costs and charges, the existence of which is certain or likely, and the amount and occurrence of which could not be determined on the reporting date.

Provisions are reported when:
- the existence of a current, legal or implicit obligation, resulting from a past event, is likely;
- it is likely that the fulfilment of the obligation will require some form of payment;
- the amount of the obligation can be reliably estimated.

Provisions are reported at a value representing the best estimate of the amount the company would reasonably pay to discharge the obligation or transfer it to third parties on the reporting date for the period.

When the financial impact of time is significant, and the payment dates of the obligations can be reliably estimated, the provision is discounted.
The increase in the related reserve over time is allocated to the profit and loss account under "financial income (charges)."

If the liability is related to tangible assets and can be reasonably predicted, or if there is a site restoration obligation, the reserve is reported as a contra item in respect of the related asset.

Reserves are periodically updated to reflect changes in cost estimates, collection periods and discount rates.
Estimated revisions made in respect of reserves are allocated to the same item in the profit and loss account where the provision was previously reported, or when the liability relates to tangible assets (e.g. dismantling and restoration), these revisions are reported as a contra entry to the related asset.

Restructuring reserves

The Group reports restructuring reserves only if there is an implicit restructuring obligation and a detailed formal restructuring programme which led to the reasonable expectation of the third parties concerned that the company would carry out the restructuring, either because it has already started the implementation procedures or because it has already communicated the main aspects of the restructuring to the third parties concerned.

Statement of revenues, income and charges in the profit and loss account

Revenues are reported to the extent it is likely that economic benefits will flow to the Group and their amount can be determined reliably.
Revenues are reported net of current and deferred discounts, allowances, excise duties, returns and trade allowances.
In particular:
- sales revenues are recorded when the risks and benefits associated with owning the items are transferred to the buyer, and the revenue amount can be reliably determined;
- service revenues are reported when services are rendered; allocations of revenues related to partially performed services are reported on the basis of the percentage of the transaction completed on the reporting date when the revenue amount can be reliably estimated;
- financial income and charges are booked in the period to which they relate;
- capital grants are credited to the profit and loss account in proportion to the useful life of the related assets;
- dividends are reported on the date the shareholders' meeting passes the related resolution.

Dividends received from affiliates are reported as a reduction in respect of the value of the equity investment.

Costs are recognised in the profit and loss account when they relate to goods and services sold or consumed during the period, as a result of regular distribution, or when the future utility of such goods and services cannot be determined.

Personnel and service costs include stock options (in keeping with their largely remunerative nature), which were allocated to employees, directors and individuals who regularly do work for one or more Group companies starting in 2004.

The cost is determined in relation to the fair value of the option assigned.

The portion applicable to the period is determined proportionally over the period to which the incentive applies (known as the vesting period).

Costs incurred in studying alternative products or processes, or, in any event, in conducting technological research and development are considered current costs and allocated to the profit and loss account in the period when they are incurred.

Tax

Current income taxes are calculated on the basis of an estimate of taxable income, and the related payable is recorded under "payables to tax authorities."

Payables and credits for current taxes are recorded in the amount expected to be paid to/received from tax authorities by applying tax rates and regulations in force or effectively approved on the reporting date for the period.

Other non-income-based taxes, such as property and capital taxes, are included in operating expenses.

Deferred tax assets and liabilities are calculated on temporary differences between asset and liability values recorded in the accounts and the corresponding values recognised for tax purposes.

Deferred tax assets are reported when their recovery is likely.

Deferred tax assets and liabilities are determined on the basis of tax rates projected to be applicable under the respective laws in the countries where the Group operates, in those periods when the temporary differences are generated or eliminated.

Current and deferred tax assets and liabilities are offset when these relate to income taxes levied by the same tax authority and a legal right of set-of exists, provided that realisation of the asset and settlement of the liability take place simultaneously.

Deferred tax assets and liabilities are classified under non-current assets and liabilities.

The balance of any set-off, if positive, is reported under "deferred tax income," or if negative, under "deferred tax expense."

If the results of transactions are posted directly to shareholders' equity, then current taxes, and deferred tax assets and liabilities are also allocated to shareholders' equity.

Transactions in foreign currencies (not hedged with derivatives)

Revenues and costs related to foreign currency transactions are reported at the exchange rate in effect on the date the transaction is completed.

Monetary assets and liabilities in foreign currencies are converted to euro at the exchange rate in effect on the reporting date with any related impact posted to the profit and loss account.

Earnings per share

Base earnings per share are calculated by dividing the Group's net profit by the weighted average of the number of outstanding shares during the period excluding, any own shares held.

For the purposes of calculating the diluted earnings (loss) per share, the weighted average of outstanding shares is adjusted for the assumption that all potential shares with a diluting effect will be converted.

The Group's net profit is also adjusted to take into account the impact of the conversion net of taxes.

Use of estimates

The preparation of the accounts and related notes in accordance with IFRS requires management to make estimates and assumptions that have an impact on the value of assets and liabilities in the accounts and on disclosures concerning assets and potential liabilities at the reporting date.

The actual results could therefore differ from these estimates.

Estimates are used to identify provisions for risks and charges, for obsolete inventory, amortisation and depreciation, write-downs of assets, employee benefits, taxes, restructuring reserves and other provisions and allowances.

The estimates and assumptions are reviewed periodically, and the impact of any change is reflected in the profit and loss account.

Segment reporting

Pursuant to IAS 14, below are the segment reporting tables for the primary segment structure.

The Group's primary reporting is for segments that are defined to be a clearly identifiable part of the Group, which provide a group of similar products, and which are subject to risks and benefits that differ from those of the Group's other segments.

The accounting standards used for reporting segment information in the notes are consistent with those used for preparing the consolidated accounts.

The segments in which the Group operates are represented by the manufacture and sale of:

- *spirits:* alcohol-based beverages with alcohol content below and above 15% by volume, with the latter defined by law as "spirit drinks";
- *wines:* both sparkling and still wines including "aromatic wines", such as vermouth;
- *soft drinks:* non-alcoholic beverages;
- *other:* sales related to the business of co-packing, raw materials and semi-finished products.

Information on sales by region, which make up the secondary reporting structure, are provided at the beginning of this report under "Report on operations".

Segments

The following two tables report the profits of the Group's segments for the first half of 2005 and 2004 respectively, along with the related reconciliation with the Group's consolidated profit and loss account.

First half of 2005

€ thousand	Consolidated	Amounts not allocated to segments	*Spirits*	*Wines*	*Soft drinks*	Other sales
Net sales	**363,854**	**–**	**243,101**	**45,747**	**71,819**	**3,187**
Cost of goods sold	(150,288)	(1,128)	(81,139)	(25,589)	(39,919)	(2,513)
Gross profit	**213,566**	**(1,128)**	**161,962**	**20,158**	**31,900**	**674**
Advertising and promotional costs	(62,856)	–	(49,808)	(7,707)	(5,341)	–
Sales and distribution costs	(43,232)	–	(27,359)	(6,294)	(9,571)	(8)
Trading profit	**107,478**	**(1,128)**	**84,795**	**6,157**	**16,988**	**666**
General and administrative expenses and other operating expenses and income	(26,511)	(26,511)				
One-offs	2,591	2,591				
Operating profit	**83,558**	–				
Net financial income (charges)	(4,724)	(4,724)				
Portion of profit (loss) relating to companies valued at equity	(216)	(216)				
Profit before tax	**78,618**	–				
Tax	(23,374)	(23,374)				
Net profit	**55,244**	–				
Minority interests	(1,831)	(1,831)				
Group's portion of net profit	**53,413**	–				

First half of 2004

€ thousand	Consolidated	Amounts not allocated to segments	*Spirits*	*Wines*	*Soft drinks*	Other sales
Net sales	**354,626**	–	**233,285**	**43,311**	**73,617**	**4,413**
Cost of goods sold	(148,884)	(1,008)	(78,197)	(24,570)	(41,683)	(3,426)
Gross profit	**205,742**	**(1,008)**	**155,088**	**18,741**	**31,934**	**987**
Advertising and promotional costs	(58,658)	–	(45,841)	(6,977)	(5,840)	–
Sales and distribution costs	(42,932)	–	(27,069)	(5,704)	(9,963)	(196)
Trading profit	**104,152**	**(1,008)**	**82,178**	**6,060**	**16,131**	**791**
General and administrative expenses and other operating expenses and income	(27,996)	(27,996)				
Other extraordinary income and (charges)	1,347	1,347				
Operating profit	**77,503**					
Net financial income (charges)	(4,323)	(4,323)				
Portion of profit (loss) relating to companies valued at equity	(732)	(732)				
Profit before tax	**72,448**	**–**				
Tax	(21,046)	(21,046)				
Net profit	**51,402**					
Minority interests	(6,337)	(6,337)				
Group's portion of net profit	**45,065**					

For the first half of 2005, the Group's trading profit was € 107,478,000, an increase of 3.2% over the corresponding period of the previous year.

This increase was the result of higher net sales of spirits and wines, up by 4.2% and 5.6% respectively.

Despite a 2.4% decline in sales, the profitability of soft drinks improved, although the "other sales" segment posted a fall in both revenues and profitability.

Spirits

Trading profit for spirits was € 84,795,000, an increase of € 2,617,000 or 3.2% over the first half of the previous year, due primarily to a positive sales performance from the Campari, SKYY Vodka, Aperol and Cynar brands, and in the area of third-party brands, strong sales of 1800 Tequila.

On the other hand, there was a sharp decline in sales of Campari Mixx, largely due to the reduced consumption of ready-to-drink beverages in the Italian market.

During the half year, spending on advertising and promotions was higher than last year in absolute terms and as a percentage of sales.

Wines

Wines produced profits of € 6,157,000, a 1.6% increase over the previous year.

Sales of Cinzano vermouth and the Riccadonna and Mondoro brands were particularly strong, but there was a decline for Cinzano spumante and Sella & Mosca wines.

Profit growth was lower than sales growth since in this business segment, advertising and promotional expenditure, as a percentage of sales, was higher than the first half of the previous year.

Soft drinks

Trading profit for the first half of 2005 was € 16,988,000, an increase of € 857,000 or 5.3% over the previous year.

Profit growth in this business area was due to two factors:

- the good sales performance of Crodino, which had the highest profitability of brands in this segment; on the other hand, traditional soft drinks such as Lemonsoda, Oransoda, Pelmosoda and the third-party brand Lipton Ice Tea reported a decline in sales for the period;
- the greater than proportional containment of advertising and sales costs related to traditional soft drinks. On the other hand, promotional spending on the Crodino brand remained at the high level of the same period of the previous year.

Other sales

Trading profit for the first half of 2005 was € 666,000, a reduction of € 125,000 versus the corresponding period of 2004 as a result of a decline in the co-packing business and sales of raw materials and semi-finished products.

Notes to the profit and loss account

[1] Net sales

This item can be broken down as follows:

€ thousand	First half 2005	First half 2004	Change
Gross sales (net of discounts)	455,376	427,376	28,000
Excise duties	(77,226)	(59,999)	(17,227)
Trade allowances	(14,296)	(12,751)	(1,545)
Total	**363,854**	**354,626**	**9,228**

Net sales for the first half of 2005 were up by € 9,228,000, or 2.6%, over the same period in the previous year, at € 363,854,000.

The first half of 2005, as compared to the same period of the previous year, saw:

i) organic growth in Group net sales (of € 9,834,000, or 2.8%), primarily due to the positive performance of the brands SKYY Vodka, Aperol and Cinzano vermouth, and to a lesser extent, Campari, Cynar and Crodino; on the other hand, the ready-to-drink beverage Campari Mixx and Lipton Ice Tea did not perform well;

ii) an increase (of € 1,338,000, or 0.4%) in the Group's net sales from third-party product lines attributable to the start-up of distribution of American whisky Jack Daniel's on the Italian market, and to a lesser extent, the launch of the ultra premium gin brand, Martin Miller's, on the US market;

iii) a decrease (of € 1,943,000 or –0.5%) in the Group's net sales figure, resulting from the combined effect of exchange rate fluctuations of the US dollar and Brazilian real; as compared to the first half of 2004, the US dollar depreciated by about 4.5% and the Brazilian real appreciated by about 10% against the Euro.

[2] Cost of goods sold

This item can be broken down as follows:

€ thousand	First half 2005	First half 2004	Change
Cost of materials	121,817	121,300	517
Production costs:			
– Personnel costs	12,493	11,978	515
– Depreciation and amortisation	6,748	6,168	580
– Other costs	9,230	9,438	(208)
Total production costs	28.471	27,584	887
Total	**150,288**	**148,884**	**1,404**

For the first half of 2005, the cost of goods sold was up by € 1,404,000, or 0.9%, over the same period of the previous year, to € 150,288,000.

Thus, this increase was proportionally smaller than the increase in net sales.

This item is made up of:

i) the cost of materials including raw materials and semi-finished products, as well as the cost of all finished goods acquired from third parties and distributed; the cost for the half-year of € 121,817,000 was up by just 0.4%, thanks to an effective containment of raw material prices and the positive impact of the sales mix;

ii) production costs, which include the cost of factory workers, amortisation, depreciation and other costs such as maintenance and utilities; production costs for the period were € 28,471,000 representing an overall increase of 3.1%, due primarily to the increase in amortisation and depreciation, and to a lesser degree, to personnel costs; there was a decrease in other costs tied to the gradual increase in operations at the new factory in Novi Ligure.

[3] Advertising and promotional costs

This item can be broken down as follows:

€ thousand	First half 2005	First half 2004	Change
Advertising and promotional costs and other spending directed at consumers	67.743	63,945	3.798
Payments received from owners of third-party brands	(4,887)	(5,287)	400
Total	**62,856**	**58,658**	**4,198**

Advertising and promotional costs for the first half of 2005 were € 62,856,000 (up by € 4,198,000 or 7.2% over the same period of the previous year), including media-related advertising costs and trade marketing costs.

The cost reported is net of payments received from owners of third-party brands to cover Group spending on promotion of the brands.

During the period concerned, the amount of these payments was down by € 400,000 from the previous year, at € 4,887,000.

Thus, the gross costs incurred by the Group were € 67,743,000, an increase of 5.9%, which is proportionally higher than the increase in net sales.

[4] Sales and distribution costs

This item can be broken down as follows:

€ thousand	First half 2005	First half 2004	Change
Personnel costs	14,759	14,011	748
Depreciation and amortisation	269	256	13
Fees and other agent-related expenses	10.602	10.924	(322)
Travel	10,342	11,305	(963)
Other	7,260	6,436	824
Total	**43,232**	**42,932**	**300**

Sales and distribution costs for the first half of 2005 were € 43,232,000, broadly in line with the corresponding period of the previous year (up by 0.7%).

The main changes were i) lower agent fees, which were paid on only a part of the sales generated in the indirect channel; ii) lower travel costs, as a direct result of the drop in sales of soft drinks, which are products that account for a larger proportion of logistics costs.

[5] General and administrative expenses and other operating expenses and income

This item can be broken down as follows:

€ thousand	First half 2005	First half 2004	Change
Personnel costs	12,419	12,411	8
Depreciation and amortisation	1,443	2,035	(592)
Other operating expenses and income	12,649	13,550	(901)
Total	**26,511**	**27,996**	**(1,485)**

General and administrative expenses and other operating expenses and income totalled € 26,511,000 for the first half of 2005, a decrease of € 1,485,000 from the same period of the previous year.

The reduction was attributable to a higher percentage of non-recurring operating costs in the previous year.

[6] Other extraordinary income and (charges)

For the first half of 2005, the other one-offs figure was positive, at € 2,591,000, representing an increase of € 1,244,000 over the same period of the previous year.

In the first half of 2005, this item primarily included the capital gain of € 1,886,000 generated on the sale of a property in Switzerland, and a windfall gain of € 667,000 reported by the Brazilian subsidiary.

[7] Net financial income (charges)

This item can be broken down as follows:

€ thousand	First half 2005	First half 2004	Change
Net financial charges on bonds	(5,963)	(4,904)	(1,059)
Interest payable to banks	(1,258)	(449)	(809)
Other charges	(28,484)	(10,699)	(17,785)
Total financial charges	**(35,705)**	**(16,052)**	**(19,653)**
Bank interest income	1,838	1,455	383
Interest on securities	9,534	439	9,095
Other income:			
from affiliated companies	49	34	15
from other companies	19,608	9,785	9,823
Total financial income	**31,029**	**11,713**	**19,316**
Net exchange rate differences	(48)	16	(64)
Total	**(4,724)**	**(4,323)**	**(401)**

During the first half of 2005, interest payable to banks increased over the same period of the previous year, due to the increased debt of the subsidiary Redfire, Inc. following the acquisition of a 30.1% stake in Skyy Spirits, LLC in February 2005.

Below are details of the financial charges on the bond issued by Davide Campari-Milano S.p.A. and the private placement issued by Redfire, Inc., and the financial charges and income that accrued on related derivatives:

	First half 2005				First half 2004
	Parent Company € thousand	Redfire, Inc. US$ thousand	Redfire, Inc. € thousand	Total € thousand	Total € thousand
Financial charges to bondholders	(5,618)	(5,354)	(4,166)	(9,784)	(9,992)
Financial charges relating to swaps	(3,632)			(3,632)	(3,529)
Financial income from swaps	5,618	2,359	1,835	7,453	8,617
Total	**(3,632)**	**(2,995)**	**(2,331)**	**(5,963)**	**(4,904)**

During the first half of 2005, net financial charges related to bonds increased by € 1,059,000 over the same period of the previous year.
The cost incurred by the Parent Company for these charges remained largely unchanged, while for the private placement, the cost rose by € 956,000 due to the increase in interest rates that affected the US dollar.

For further information, see comments under "Bonds."

[8] Portion of net income from associated

This item, which was negative at € –216,000 for the first half of 2005, and € –732,000 for the first half of 2004, included the portion of profits for the affiliates M.C.S. S.c.a.r.l.., International Marques V.o.f., Fior Brands Ltd., and Summa SL, which are valued using the equity method.

[9] Tax

This item can be broken down as follows:

€ thousand	First half 2005	First half 2004	Change
Profit before tax	78,618	72,448	6,170
Corporate income tax for the period:			
– current	15,681	16,593	(912)
– deferred tax expense (income)	7,693	4,453	3.240
Total corporate income tax	23,374	21,046	2,328
Tax rate	30%	29%	

Corporate income tax for the period totalled € 23,374,000 (IRES and IRAP, a regional tax on manufacturing activities) due from the Group's Italian companies, and similar income taxes for foreign companies.

Deferred tax income and expense are calculated on temporary differences between assets and liabilities reported in the accounts of consolidated companies, and on consolidation entries.

Specifically, deferred tax expense included the impact related to the deductibility of the amortisation of goodwill and trademarks that totalled € 3,419,000 for the first half of 2004 and € 4,210,000 for the first half of 2005.

[10] Minority interests

Minority interests for the first half of 2005 totalled € 1,831,000, a reduction of € 4,506,000 from the same period of the previous year.

At 30 June 2005, this item was almost entirely limited to the minority interests for Skyy Spirits, LLC, and the decrease since the first half of 2004 was attributable to the acquisition of a further 30.1% stake in the company in February 2005.

[11] Base and diluted earnings per share

Base earnings per share are determined at the ratio of the Group's portion of net profits for the period to the weighted average number of ordinary shares outstanding during the period.

Net profit attributable to ordinary shareholders (€ thousand)	53,413	45,065
Average number of shares outstanding during the period	281,064,240	280,725,835
Base earnings per share (€)	0.19	0.16

Diluted earnings per share is determined by including in the calculation of the number of shares outstanding the potential dilutive effect of allocating own shares to beneficiaries of accrued stock options, for which no increase in share capital is planned.

Diluted earnings per share for the first half of 2005 and the first half of 2004 were largely the same as the base earnings per share indicated in the above table.

[12] Other information

Personnel costs broken down by type

This item can be broken down as follows:

€ thousand	First half 2005	First half 2004	Change
Wages and salaries	29,760	29,041	719
Social security contributions	6,532	6,573	(41)
Staff severance fund	1.190	1,519	(329)
Other costs	2,189	1,266	923
Total	**39,671**	**38,399**	**1,272**

Personnel costs broken down by type totalled € 39,671,000 for the first half of 2005, an increase of € 1,272,000 from the same period of the previous year.

Employees

The following table indicates the average number of active employees at the Group, broken down by category and region:

Category	First half 2005	First half 2004	Change
Managers	81	76	5
Clerical	852	831	21
Manual	609	618	(9)
Total	**1,542**	**1,525**	**17**

Region	First half 2005	First half 2004	Change
Italy	872	862	10
Abroad	670	663	7
Total	**1,542**	**1,525**	**17**

Depreciation and amortisation

This item can be broken down as follows:

€ thousand	First half 2005			First half 2004		
Reporting line	depreciation of tangible fixed assets	amortisation of intangible fixed assets	Total	depreciation of tangible fixed assets	amortisation of intangible fixed assets	Total
Cost of goods sold	6,622	104	6,726	6,191	–	6,191
Sales and distribution costs	263	6	269	246	10	256
General and administrative expenses and other operating expenses	639	824	1,463	1,149	864	2,013
Total	**7,524**	**934**	**8,458**	**7,586**	**874**	**8,460**

Amortisation and depreciation of € 8,458,000 for the first half of 2005 were unchanged from the same period of the previous year.

Notes to the balance sheet

[13] Net tangible fixed assets

Changes in this item are indicated in the table below.

€ thousand	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other tangible fixed assets	Fixed assets in progress	Payments on account	Total
Opening book value	**118,648**	**167,304**	**37,167**	**20,676**	**3,564**	**292**	**347,651**
Opening accumulated depreciation	**(44,427)**	**(109,788)**	**(34,288)**	**(14,924)**	**–**	**–**	**(203,427)**
Balance at 1 January 2005	**74,221**	**57,516**	**2,879**	**5,752**	**3,564**	**292**	**144,224**
Investments	455	2,623	479	750	3,543	566	8,416
Change in basis of consolidation	–	–	–	–	(14)	–	(14)
Disposals	(139)	(8)	–	(1,172)	–	–	(1,319)
Depreciation	(1,762)	(4,302)	(507)	(732)	–	–	(7,303)
Reclassifications	525	1,097	103	135	(1,705)	(155)	–
Write-downs	–	–	–	–	–	–	–
Exchange rate differences and other changes	1,241	1,658	(25)	213	(51)	(191)	2,845
Balance at 30 June 2005	**74,541**	**58,584**	**2,929**	**4,946**	**5,337**	**512**	**146,849**
Closing book value	**120,730**	**172,674**	**37,724**	**20,602**	**5,337**	**512**	**357,579**
Closing accumulated depreciation	**(46,189)**	**(114,090)**	**(34,795)**	**(15,656)**	**–**	**–**	**(210,730)**

Investments in land and buildings for the half year, which totalled € 980,000 including € 525,000 for the reclassification of fixed assets in progress (which were completed during the period), were primarily attributable (€ 428,000) to plumbing work completed at the Sulmona and Novi Ligure plants.

Investments in plant and machinery totalled € 3,720,000 for the half year, including € 1,097,000 attributable to the reclassification of fixed assets in progress (which were completed during the period), and mainly consisted of: i) € 1,500,000 for investments made at the Novi Ligure plant for the liqueur line and in the colour area; ii) € 790,000 for new tanks installed at the Novi Ligure plant to support the new lines originating at the Sesto San Giovanni plant; iii) € 398,000 for pasteurisation equipment installed at the Canale plant.

Net disposals of other assets, which totalled € 1,172,000, were primarily attributable to the sale of electronic equipment and personal computers following their replacement with similar equipment under operating leases to support the technical and structural upgrading of the administrative and sales network.

Net changes in fixed assets in progress mainly consisted of: i) € 1,041,000 for work completed at the Volos (Greece) plant for the start-up of production of Ouzo 12; ii) € 298,000 for work carried out at the Canale plant to build the new electrical room; iii) € 273,000 for work done at the Novi Ligure plant to construct the new water, steam and product distribution system; iv) € 153,000 for work of various kinds under way at the Sesto San Giovanni plant.

The opening book value of tangible fixed assets is reported at depreciated cost.

The following table provides a breakdown of tangible fixed assets by type of ownership.

€ thousand	Owned fixed assets	Fixed assets under finance leases	Total
Land and buildings	51,207	24,375	75,582
Plant and machinery	56,837	1,747	58,584
Industrial and commercial equipment	2.929	–	2,929
Other tangible fixed assets	4,845	101	4,946
Assets in progress and payments on account	4,822	(14)	4,808
Total	**120,640**	**26,209**	**146,849**

[14] Biological assets

This item includes biological assets consisting of fruit-bearing and mature vines that provide grapes for wine production.

The vines are located to the north of Alghero in Sardinia in about 500 hectares of vineyards owned by Sella & Mosca S.p.A..

The Group uses the cost method for the valuation of this item, which is depreciated at a rate of 5%, a level deemed to represent the useful life of the biological asset.

Changes in this item are indicated in the table below.

€ thousand	Biological assets
Opening book value	**12,511**
Opening accumulated depreciation	**(2,983)**
Balance at 1 January 2005	**9,528**
Investments	211
Depreciation	(221)
Balance at 30 June 2005	**9,518**
Closing book value	12,722
Closing accumulated depreciation	**(3,204)**

The main grape varieties grown at the Alghero estate are Torbato, Vermentino, Cannonau, Merlot, Cabernet, Carignano, Sauvignon, Sangiovese, Chardonnay, Nasco and Falangina.

The vineyards are cultivated in a canopy shape using the modern free-cordon method and alternated with the Sardinian pergola system.

The life cycle of the vine is broken down into four phases: i) the non-productive phase comprising the first two years; ii) the rising productivity phase, from years three to six; iii) the constant productivity phase from years seven to twenty; iv) the decreasing productivity phase from years twenty-one to twenty-six and until the vines are cut down.

The above biological assets are valued at cost less accumulated depreciation.

As regards the application of IAS 41 concerning the accounting treatment of biological assets (vines) and biological products (grapes), in light of the unique relationship that Sella & Mosca S.p.A. has with the area where it operates (see below), it was decided to continue using the cost method, net of accumulated depreciation, since fair value designation would necessitate meeting the following conditions, which is not possible in the environment in which the company operates:

- the presence of an active market in biological products and assets, since in Sardinia the market is not able to absorb grapes and vines in the quantities concerned due to the lack of buyers and the inability to set potential market prices in a scenario in which all products or biological assets are made available for sale;
- the adoption of the alternative cash flow valuation method, which cannot be used due to the inability to set a reliable price for the biological products concerned in the quantity concerned, and due to the inability to determine or measure the projected cash flows.

[15] Investment property

Investment property includes ten apartments, one store and three warehouses located in the provinces of Milan, Bergamo and Verbania, and land located near Rome.

With the exception of two occupied apartments, all the above properties are vacant.

At 30 June 2005, this item totalled € 4,070,000, and there were no major changes during the half year.

[16] Goodwill and trademarks

This item can be broken down as follows:

€ thousand	*30 June 2005*	*31 June 2004*	*Change*
Goodwill	671,403	553,239	118,164
Trademarks	22,389	22,389	–
Total	**693,792**	**575,628**	**118,164**

Changes in this item are indicated in the table below:

€ thousand	Goodwill	Trademarks	Total
Opening book value	553,239	22,389	575,628
Opening impairment	–	–	–
Balance at 1 January 2005	**553,239**	**22,389**	**575,628**
Investments	118,164	–	118,164
Balance at 30 June 2005	**671,403**	**22,389**	**693,792**
Closing book value	671,403	22,389	693,792
Closing impairment	–	–	–

The goodwill reported in the accounts is related to the purchase of companies.

From 1 January 2004 goodwill is no longer amortised, but is instead subject to impairment tests annually, or more frequently if events or changes in circumstance indicate a potential loss.

The increase in goodwill reported during the half year was attributable to the acquisition by Redfire, Inc. of a further 30.1% stake in the share capital of Skyy Spirits, LLC via the exercise of a call option based on the terms agreed in January 2002 when a majority stake in the company was acquired.

The 30.1% stake was bought from companies belonging to Maurice Kanbar, who founded Skyy Spirits, LLC in 1992 and was controlling shareholder until January 2002.

After this acquisition, the Campari Group had an 89% stake in Skyy Spirits. The remaining 11% is held by the company's management team.

Payment for this transaction (which has already been made) totalled US$ 156.6 million (€ 118,164,000 at the exchange rate in effect on the date of the transaction).

The trademarks reported in the accounts are intangible assets with an indefinite useful life; the cost method was used for their valuation.

Since 1 January 2004, trademarks are no longer amortised, but are instead subject to impairment tests annually or more frequently if events or changes in circumstances indicate a potential loss.

At the end of the period, goodwill and trademarks broke down as follows:

	30 June 2005		31 December 2004	
€ thousand	Goodwill	Trademarks	Goodwill	Trademarks
Former Bols brands	4,612	1,992	4,612	1,992
Ouzo 12	9,976	7,429	9,976	7,429
Cinzano	51,457	772	51,457	772
Brazilian acquisition	65.941	–	65,941	–
SKYY	344,304	–	226,140	–
Zedda Piras - Sella & Mosca	57.254	21	57,254	21
Barbero 1891	137,859	–	137,859	–
Riccadonna	–	11,300	–	11,300
Other	–	875	–	875
Total	**671,403**	**22,389**	**553,239**	**22,389**

[17] Intangible assets with a finite life

This item can be broken down as follows:

€ thousand	30 June 2005	31 December 2004	Change
Software	1,995	1,966	29
Other intangible fixed assets	1,126	1,206	(80)
Assets in progress	1,775	246	1,529
Payments on account	–	4	(4)
Total	**4,896**	**3,422**	**1,474**

Changes in this item are indicated in the table below.

€ thousand	Software	Other intangible fixed assets	Assets in progress	Payments on account	Total
Opening book value	**6,880**	**13,010**	**246**	**4**	**20,140**
Opening impairment	**–**		**–**	**–**	**–**
Opening accumulated amortisation	**(4,914)**	**(11,804)**	**–**	**–**	**(16,718)**
Balance at 1 January 2005	**1,966**	**1,206**	**246**	**4**	**3,422**
Investments	243	258	1.538	–	2.039
Amortisation for the period	(392)	(542)	–	–	(934)
Reclassifications from fixed assets in progress	–	72	(68)	(4)	–
Exchange rate differences and other changes	178	132	59	–	369
Balance at 30 June 2005	**1,995**	**1,126**	**1,775**	**–**	**4,896**
Closing book value	**7,347**	**13,472**	**1,775**	**–**	**22,548**
Closing impairment	**–**	**–**	**–**	**–**	**–**
Closing accumulated amortisation	**(5,352)**	**(12,346)**	**–**	**–**	**(17,652)**

Intangible assets with a finite life are amortised on a straight-line basis in relation to their remaining useful life, taking into account accumulated losses due to a reduction in value.

Increases relating to software were primarily for the purchase of licenses for software programmes that have not been installed, and for work done to develop the S.A.P R/3 system at certain Group companies that did not have this system.

[18] Investments in affiliates and joint ventures

This item, which totalled € 151,000 at 30 June 2005 and € 385,000 at 31 December 2004, included equity investments in the affiliates M.C.S. S.c.a.r.l., International Marques V.o.f., Fior Brands Ltd. and SUMMA SL, all of which are valued using the equity method.

[19] Own shares

The table below shows the changes that took place in this item during the period.

€ thousand	
Balance at 1 January 2005	**29,780**
Reclassification to shareholders' equity pursuant to IAS 32 and IAS 39	(29,780)
Balance at 30 June 2005	**–**

The elimination of the item at 30 June 2005 was due to the application of IAS 32 and IAS 39 with effect from 1 January 2005. Based on these standards, own shares must be posted as a direct reduction of shareholders' equity.

As a result of this change in accounting treatment, at 1 January 2005, shareholders' equity dropped by € 29,780,000.

For further information on details and changes in own shares held during the period, please refer to "Shareholders' equity".

[20] Deferred tax assets

At 30 June 2005, this item totalled € 16,926,000 (€ 15,532,000 at 31 December 2004), and included deferred tax assets calculated on temporary differences between amounts reported in the accounts and the corresponding amount of certain taxed provisions recognised for tax purposes, such as the provisions for inventory write-downs, allowances for bad debts and risks, deductible costs that are partially deferred, such as entertainment or maintenance expenses, and costs that are deductible under cash basis accounting.

In addition, credits include deferred tax assets calculated on tax loss carry-forwards in relation to which there is the likelihood of future taxable income.

[21] Other non-current assets

This item can be broken down as follows:

€ thousand	30 June 2005	31 December 2004	Change
Financial assets for interest rate swaps	10,355	-	10,355
Deposits given	2,930	2,897	33
Equity investments in other companies	265	257	8
Security deposits given	860	456	404
Receivables from employee benefit funds	201	208	(7)
Other receivables (due after 12 months)	1,544	1,272	272
Total	**16,155**	**5,090**	**11,065**

With effect from 1 January 2005, the Group adopted IAS 39, reporting financial derivatives at their fair value, i.e. the market price for the reference period.

This amount (which is recorded using the fair value hedging method), relating to the existing interest rate swap entered into to hedge the interest risk in respect of the private placement issued by Redfire, Inc., resulted in the reporting of a financial asset of € 10,355,000.

For further information, see comments under "Bonds".

Deposits given include the loan to Core One S.r.l. connected with the 2003 sale to that company of the property located on Via Filippo Turati in Milan, which was the head office of the Parent Company and of several of the Group's Italian companies.

The loan carries interest at market rates and matures on 30 July 2008.

Receivables from employee benefit funds concern the insurance contract related to the benefits granted to employees in France.

The amount of this asset at 31 December 2004 and 30 June 2005, adjusted for any actuarial profits or losses, totalled € 208,000 and € 201,000 respectively.

[22] Inventories

This item can be broken down as follows:

€ thousand	30 June 2005	31 December 2004	Change
Raw materials, supplies and consumables	32,677	35,299	(2,622)
Work in progress and semi-finished products	38,799	29,455	9,344
Finished products and goods for resale	72,555	48,001	24,554
Payments on account	1,663	1,655	8
Total	**145,694**	**114,410**	**31,284**

The increase of € 31,284,000 in this item at 30 June 2005 over the figure at year end was largely attributable to higher production levels at the Sesto San Giovanni plant in anticipation of its closure and transfer of operations to Novi Ligure.

Inventories are reported net of the related provisions for inventory write-downs.

The following table indicates changes in the provisions for inventory write-downs during the period.

€ thousand	Provisions for inventory write-downs
Balance at 1 January 2005	**3,084**
Provisions	744
Amounts used	(1,017)
Exchange rate differences and other changes	65
Balance at 30 June 2005	**2,876**

[23] Trade receivables

This item can be broken down as follows:

€ thousand	30 June 2005	31 December 2004	Change
Trade receivables from external customers	194,198	168,159	26,039
Trade receivables from affiliated companies	7,421	5,420	2,001
Receivables in respect of contributions to promotional costs	6,851	7,156	(305)
Total	**208,470**	**180,735**	**27,735**

The increase of € 27,735,000 in this item at 30 June 2005 compared to the year-end figure was due to sales growth, with a high concentration of sales during the last two months of the half-year.

For information on receivables from affiliated companies, see the section entitled "Related parties."

This item is reported net of bad debt provisions, which reflect the actual risk of uncollectibility.

The following table indicates the changes in bad debt provisions during the period.

€ thousand	Bad debt provisions
Balance at 1 January 2005	**4,950**
Provisions	374
Amounts used	(1,197)
Exchange rate differences and other changes	383
Balance at 30 June 2005	**4,510**

[24] Short-term financial receivables

This item breaks down as follows:

€ thousand	30 June 2005	31 December 2004	Change
Accrued interest on financial derivatives	3,652	3,381	271
Other receivables	106	512	(406)
Financial assets for derivatives	355	–	355
Total	**4,113**	**3,893**	**220**

The accrued income relates to accrued interest on financial instruments used to hedge bonds. For further information, see comments under "Bonds."

[25] Cash, banks and marketable securities

This item breaks down as follows:

€ thousand	30 June 2005	31 December 2004	Change
Marketable securities	21,959	6,467	15,492
– Current accounts at banks	33,877	27,663	6,214
– Term deposits	164,604	211,731	(47,127)
– Cheques, cash and liquid assets	45	89	(44)
Cash and cash equivalents	198,526	239,483	(40,957)
Total	**220,485**	**245,950**	**(25,465)**

Marketable securities include investments in SICAVs (open-end investment companies) and securities that can be quickly converted to cash and are held by Group companies to optimise cash management.

Cash and cash equivalents are made up of current accounts and other deposits at banks which are available on demand with interest paid at market rates.

[26] Other receivables

This item breaks down as follows:

€ thousand	30 June 2005	31 December 2004	Change
Pre-payments and other receivables from suppliers	456	692	(236)
Tax credits	6,579	10,357	(3,778)
Receivables from agents and miscellaneous customers	1,737	3,577	(1,840)
Pre-paid expenses	2,720	1,843	877
Short-term financial receivables from affiliates and joint ventures	2,414	2,514	(100)
Other	2,468	3,885	(1,417)
Total	**16,374**	**22,868**	**(6,494)**

[27] Non-current assets classified as held for sale

This item includes non-current real estate assets with a high probability of being sold, or for which there is an irrevocable commitment to sell with a third party.

These assets, which are valued at the lower of net book value and fair value net of sales costs, totalled € 127,000 at 31 December 2004 and € 78,000 at 30 June 2005.

[29] Shareholders' equity

Share capital

Pursuant to the resolution of the extraordinary shareholders' meeting of 29 April 2005, the Parent Company's ordinary shares were split, based on a ratio of ten new ordinary shares with a nominal value of € 0.10 for every ordinary share with a nominal value of € 1.00.

As a result, at 30 June 2005, the share capital was made up of 290,400,000 ordinary shares with a nominal value of € 0.10 each.

Own shares

The following table provides a breakdown of own shares held during the periods indicated.

	30 June 2005		31 December 2004	
	No.	Value (€ thousand)	No. (*)	Value (€ thousand)
Own shares	9,351,910	30,265	9,351,910	29,780

(*) This number was recalculated following the share split approved by the extraordinary shareholders' meeting of 29 April 2005.

At 30 June 2005, 9,351,910 own shares were held, which were worth € 30,265,000 at an average book value of € 3.24 per share.

Own shares held represent 3.2% of the share capital.

Following the adoption of IAS 32 and IAS 39, with effect from 1 January 2005, own shares held are to be reported as a direct reduction of shareholders' equity.

During the first half of 2005, 19,380 own shares with a value of € 610,000 were used for the exercise of stock options; these shares were replenished with the purchase of a further 19,380 own shares with a total value of € 1,095,000.

Stock option reserve

This reserve contains the provision made as a contra entry for the cost reported in the profit and loss account for stock options allocated.

The provision is determined based on the fair value of the options established using the Black-Scholes model.

At 30 June 2005, this reserve totalled € 837,000.

Hedging reserve

This reserve contains amounts (net of the related tax effect) pertaining to changes resulting from fair value adjustments of financial derivatives recorded using the cash flow hedging methodology.

Conversion reserve

The change in the reserve for the conversion of accounts in foreign currency was due to exchange rate differences on the opening shareholders' equity of subsidiaries, mainly resulting from fluctuations in the US dollar and Brazilian real, as well as the changes resulting from the different exchange rate used to convert balance sheet and profit and loss account items for the period.

Profit (loss) carried forward

Pursuant to the resolution of the extraordinary shareholders' meeting of 29 April 2005, during the first half of 2005, dividends totalling € 28,105,000 were distributed to shareholders.

For information on the composition and changes in shareholders' equity for the periods concerned, see the "Changes in shareholders equity."

[29] Bonds

This item can be broken down as follows:

€ thousand	30 June 2005	31 December 2004	Change
Bond	235,856	256,373	(20,517)
Private placement	148,158	121,583	26,575
Total	**384,014**	**377,956**	**6,058**

The item "Bond" includes the amount due under a bond with a face value of US$ 300 million placed by the Parent Company in the US institutional market in 2003.

The transaction was structured in two tranches of US$ 100 and 200 million maturing in 12 and 15 years respectively, with a bullet repayment at maturity.

Coupons, which are to be paid semi-annually, bear interest at a fixed rate.

Using a cross currency swap hedging instrument, whose maturity coincides with that of the bond being hedged, the risk related to exchange rate fluctuations of the US dollar was neutralised, and the US dollar-based fixed interest rate profile was changed to a variable-rate euro profile.

The change in the amount of the bond at 30 June 2005 as compared to 31 December 2004 was due to the application from 1 January 2005 of IAS 32 and IAS 39, with the resulting reporting of financial instruments at fair value.

The item "private placement" includes the amount due under a bond with a face value of US$ 170 million placed by Redfire, Inc. in the US institutional market in 2002.

The transaction was structured in three tranches of US$ 20 million, 50 million and 100 million, maturing in 7 years (average life of 5 years), 10 years (average life of 7.5 years) and in 10 years, with a bullet payment, respectively.

Coupons, which are to be paid semi-annually, bear interest at a fixed rate.

Using an interest rate swap hedging instrument, whose maturity coincides with that of the bond, the fixed-rate interest profile was changed to a variable-rate profile.

The current portion of the private placement, which is included in other financial payables under current liabilities, was € 3,308,000 (US$ 4,000,000).

The change in the amount of the private placement at 30 June 2005 as compared to 31 December 2004 was due to the application, effective from 1 January 2005, of IAS 32 and IAS 39 with the resulting reporting of the financial instruments at fair value, as well as the change in the euro-US dollar exchange rate that led to an increase of about € 15 million in the amount due.

[30] Other non-current financial liabilities

This item can breaks down as follows:

€ thousand	30 June 2005	31 December 2004	Change
Financial liabilities for cross currency swaps	23,585	–	23,585
Property leases	20,529	22,004	(1,475)
Bank debt (non-current portion)	24,810	–	24,810
Other debt	3,538	3,580	(42)
Payables to other financial organisations	1,487	1,625	(138)
Total	**73,949**	**27,209**	**46,740**

With effect from 1 January 2005, the Group adopted IAS 39, reporting financial derivatives at their fair value, i.e. the market price for the reference period.

The resulting value (which was recorded using the fair value hedge method) of the existing cross currency swap for hedging the exchange and interest rate risk relating to the bond issued by the Parent Company (for additional information, see comments under "Bonds") led to the reporting of a financial liability of € 23,585,000.

"Property leases" represents the amount of principal owed to San Paolo Leasint S.p.A. in respect of future instalments of the finance lease entered into by the Parent Company and maturing on 16 February 2012, for the real estate complex in Novi Ligure.

The amount of the debt falling due after 5 years totalled € 8,035,000.

The non-current bank debt is for a medium and long-term foreign currency line of credit totalling US$ 30,000,000 used by Redfire, Inc. to acquire the 30.1% stake in Skyy Spirits, LLC in February 2005.

[31] Staff severance fund and other staff-related funds

Nearly all of this item relates to the staff severance fund (TFR) for employees of the Group's Italian companies.

The concept of the TFR falls under the defined benefit plans that are subject to actuarial assessments to determine the present value of the amounts (payable upon termination of employment) that had accrued to employees at the reporting date.

Changes in the staff severance fund and other staff-related funds during the first half of 2005 are reported in the table below.

€ thousand	TFR and other funds
Balance at 1 January 2005	**13,603**
Net cost for the period	1,189
Amounts used during the period and advances	(1.176)
Other changes	(16)
Balance at 30 June 2005	**13,600**

[32] Reserve for risks and future liabilities

The table below indicates changes that took place in this item during the period:

€ thousand	Reserve for industrial restructuring	Agent severance fund	Reserve for pending litigation	Tax provisions	Other	Total
Balance at 1 January 2005	**4,571**	**1,454**	**886**	**1,789**	**7,199**	**15,899**
Provisions	–	200	55	28	376	659
Amounts used	(962)	(42)	(335)	(192)	(634)	(2,165)
Exchange rate differences and other changes	–	–	255	586	169	1,010
Balance at 30 June 2005	**3,609**	**1,612**	**861**	**2,211**	**7,110**	**15,403**

The reserve for industrial restructuring was created in 2002 by the Parent Company and Campari-Crodo S.p.A. (now merged into the Parent Company) to cover the restructuring programme for the Group's industrial sites.

At 30 June 2005 the reserve totalled € 3,609,000, and € 962,000 was used during the half year.

The agent severance fund covers the estimate of the probable liability to be incurred for disbursing the addition compensation due to agents at the end of the relationship, taking into account all variables that could affect the amount.

In addition, this amount was discounted using the appropriate rate.

[33] Deferred tax liability

This amount, which totalled € 31,686,000 at 30 June 2005 and € 25,051,000 at 31 December 2004, includes deferred tax liabilities recorded on temporary differences between the reported amounts of assets and liabilities, due primarily to accelerated amortisation and depreciation, deferred capital gains and consolidation entries.

[34] Payables to banks

This item breaks down as follows:

€ thousand	30 June 2005	31 December 2004	Change
Short-term lines of credit	115,444	55,449	59,995
Medium- and long-term debt (current portion)	1,285	1,121	164
Other	364	116	248
Total	**117,093**	**56,686**	**60,407**

At 30 June 2005 used short-term lines of credit totalled € 115,444,000 of which € 56,504,000 related to the Parent Company and € 41,350,000 (US$ 50,000,000) to Redfire, Inc.

The increase over the end of the previous year was the result of the investment to acquire a 30.1% stake in Skyy Spirits, LLC.

[35] Other financial payables

This item breaks down as follows:

€ thousand	30 June 2005	31 December 2004	Change
Property leases (current portion)	2,980	2,942	38
Private placement (current portion)	3,308	2,940	368
Accrued interest on bonds	9,324	8,280	1,044
Total	**15,612**	**14,162**	**1,450**

The current portion of the private placement corresponds to US$ 4,000,000 for the first principal instalment owed under the bond.

The difference reported in this item from the end of the previous period was entirely due to exchange rate differences.

[36] Payables to suppliers

At 30 June 2005, payables to suppliers totalled € 158,663,000, representing an increase of € 16,535,000 over the end of the previous year.

This item included payables to suppliers of goods and services.

[37] Payables to tax authorities

This item breaks down as follows:

€ thousand	30 June 2005	31 December 2004	Change
Corporate income tax	2,677	1,094	1,583
Value added tax	2,205	5,749	(3,544)
Tax on alcohol production	17,514	11,649	5,865
Withholding and other taxes	1,166	1,967	(801)
Total	**23,562**	**20,459**	**3,103**

Corporate income tax payable is shown net of advance payments and taxes withheld at source.

[38] Other current liabilities

This item breaks down as follows:

€ thousand	30 June 2005	31 December 2004	Change
Deposits on packaging	2,519	2,667	(148)
Payroll	14,187	13,864	323
Amounts due to agents	5,626	5,260	366
Advances from customers	42	52	(10)
Deferred income	2,668	2,832	(164)
Other	9,359	8,651	708
Total	**34,401**	**33,326**	**1,075**

[39] Financial instruments

Hedging activities

Cash flow hedging

The Group has identified the sales budgets of Campari International S.A.M. as risks requiring hedging.

The hedge instruments were used to hedge against cash flow fluctuations.

Amounts expressed in accordance with the cash flow hedge represent assets and liabilities whose contra entry is a shareholders' equity reserve, which, at 30 June 2005, totalled € 95,000.

Fair value hedging

The Group has derivatives in place to hedge the bond and private placement whose purpose is to alter the structure of interest rates paid and to hedge US dollar exchange rate fluctuations for the bond.

The hedging instruments are in the form of interest rate swaps with a notional amount totalling US$ 170,000,000, maturing between 2009 and 2012, and a cross currency swap covering interest and exchange rates with a total notional amount of US$ 300,000,000 maturing between 2015 and 2018.

During the half year, the fair value of the financial instruments declined by € 95,000; this decline was posted to the profit and loss account.

[40] Pledges and risks

The following table provides details on pledges and risks.

€ thousand	30 June 2005	31 December 2004	Change
Guarantees to other companies			
– To customs authorities for excise duties	37,651	36,970	681
– For competition prizes	1,809	1,553	256
– Parent company guarantees for subsidiaries' unused lines of credit	6,984	7,245	(261)
– Other guarantees	4,968	4,370	598
Total guarantees to other companies	**51,412**	**50,138**	**1,274**
Pledges to other companies:			
– Multi-year sponsorship pledges	1,240	1,253	(13)
– Other	12,248	12,918	(670)
Total pledges to other companies	**13,488**	**14,171**	**(683)**
Risks in respect of other companies	202	202	–
Total	**65,102**	**64,511**	**591**

Guarantees issued by the Parent Company for subsidiaries' unused lines of credit relate to Redfire Inc. (€ 5,700,000) and Koutsikos S.A. (the remainder).

This item is shown net of any amounts used by the companies, which are therefore already included in the Group's debt.

Other guarantees included those issued by the Parent Company to cover the lease of the property on Via Filippo Turati in Milan, and the guarantees issued by Sella & Mosca S.p.A. to obtain investment subsidies.

Multi-year sponsorship pledges were for agreements signed by the Parent Company to sponsor the *Gran Premio Motomondiale.*

Other pledges refer to that by the Parent Company to Core One S.r.l., regarding the lease payments for the lease of the office on Via Filippo Turati in Milan between 2005 and 2009, as this contract does not include a right of rescission.

Other information

Stock option plan

Pursuant to Consob resolution 11971 of 14 May 1999 and subsequent revisions, and Consob communication 11508 of 15 February 2000, below we provide information on the stock option plan approved by the Board of Directors of Davide Campari-Milano S.p.A. on 15 May 2001, which incorporated the framework plan for the general regulation of stock options for the Campari Group approved by the shareholders' meeting on 2 May 2001:

i) the purpose of offering stock options is to enable beneficiaries, who occupy key positions in the Group, to own shares in Davide Campari-Milano S.p.A., so that they have the same interest in the company's success as other shareholders, which helps to build loyalty in view of the major strategic goals to be achieved;

ii) plan recipients are employees, directors and/or individuals who regularly do work for one or more Group companies, who have been identified by the Board of Directors of Davide Campari-Milan S.p.A., and who, on the plan approval date and until the time of the allocation of shares, were employees and/or directors of a Group company without interruption;

iii) the allocation of options is unconditional and enables beneficiaries to exercise options on the day after the plan expires, i.e. 30 June 2006 (the partial exercise of options is not allowed); the subscription price corresponds to the price of placing the stock on the stock market;

iv) the regulations for the stock option plan do not provide for loans or other incentives for share subscriptions pursuant to article 2358, paragraph 3 of the Italian civil code;

v) in addition, in 2004 the second allocation of stock options was approved (also governed by the framework plan approved by the shareholders' meeting of 2 May 2001); this allocation enables beneficiaries to exercise options on the day after the plan expires, i.e. 30 June 2009; the subscription price of the shares is equal to the weighted average market price for the month preceding the date on which the shares are allocated (a partial exercise of options is allowed under this allocation); as previously, the regulations for this stock option plan do not provide for loans or other incentives for share subscriptions pursuant to Article 2358, paragraph 3 of the Italian civil code;

vi) the Board of Directors has the option to prepare regulations, select beneficiaries, and determine the quantities and values for the execution of stock option plans; in addition, Davide Campari-Milano S.p.A. reserves the right, at its sole discretion, to modify the Plan and Regulations as necessary or appropriate to reflect revisions to laws in force, or for other objective reasons that would warrant the modification.

The following table shows changes in stock option plans during the periods concerned.

	First half 2005			Full year 2004		
	No. of shares	Average allocation/ exercise price (*)	Market price (*)	No. of shares	Average allocation/ exercise price (*)	Market price (*)
Options outstanding at the beginning of the period	**12,007,160**	**3.82**	**4.73**	**9,806,310**	**3.10**	**4.03**
Options granted during the period	–	–	–	5,767,190	3.99	4.05
(Options cancelled during the period)	110,920	3.52	–	1,686,740	3.13	–
(Options exercised during the period)	193,800	3.15	5.69	1,879,600	3.10	3.76
(Options expired during the period)	–	–	–	–	–	–
Options outstanding at the end of the period	**11,702,440**	**3.53**	**6.06**	**12,007,160**	**3.51**	–
of which, those that can be exercised at the end of the period.	–	–	–	–	–	–

The Group applied IFRS 2 ("Share-based payments") to stock option allocations which were approved after 7 November 2002 but had not matured on the date this principle came into effect (1 January 2005).

The total current value of the stock options on the allocation date is reported in the profit and loss account under personnel costs with a contra entry under "stock option reserve."

The fair value of stock options is represented by the value of the option determined by applying the Black-Scholes model, which takes into account the conditions for exercising the option, as well as the current share value, expected volatility and risk-free rate.

Davide Campari-Milano S.p.A. has a number of own shares that can be used to cover the stock option plan.

The following table shows changes in the number of own shares held during the periods indicated.

	30 June 2005	31 December 2004
Nominal value of shares (€)	935,191	935,191
Number of own shares held	9,351,910	9,351,910
% of share capital represented	3.2%	3.2%
Cost of own shares held	30,265,404	29,779,604
Shares sold during the period to service the plan	193,800	1,879,420
Shares bought during the period to service the plan	193,800	1,231,330

Related parties

In accordance with Consob communications 97001574 of 20 February 1997, 98015375 of 27 February 1998, 1025564 of 6 April 2001 and 2064231 of 30 September 2002, the main dealings with related parties are described below.

Davide Campari-Milano S.p.A. is controlled by Alicros S.p.A., with which the Group has no dealings.

Dealings with related parties are entered into solely with affiliated companies.

They form part of ordinary operations and are carried out under market conditions (i.e. conditions that would apply between two independent parties) or using criteria that allow for the recovery of costs incurred and a return on invested capital.

All transactions completed with related parties were carried out in the company's interest.

We indicate below the amounts of trade and financial transactions entered into with related parties.

	30 June 2005			(first half 2005)			
Related companies	Trade receivables	Trade payables	Financial receivables	Sale of merchandise	Purchase of merchandise	Services	Financial income
M.C.S. S.c.a.r.l., trading company, Brussels	1,594	–	1,005	2,434	–	736	–
SUMMA SL, trading company, Madrid	3,137	–	–	4,323	–	1,520	–
International Marques V.o.f., trading company, Haarlem	936	–	114	1,690	–	485	1
Fior Brands Ltd., trading company, Stirling	1,668	76	1,396	1,912	–	455	–
Total affiliated companies	**7,334**	**76**	**2,515**	**10,359**	**–**	**3,197**	**1**

CORPORATE GOVERNANCE

The main aspects concerning the Company's corporate governance and the application of the Code of Conduct for Listed Companies are set out below.

During the first half of this year, an ordinary shareholders' meeting was held to approve the accounts for the year ending 31 December 2004, and an extraordinary shareholders' meeting was held, which approved the split of ordinary outstanding shares and the resulting revision to article 5 of the articles of association.

As a result of this resolution, the total number of shares making up the share capital (which remained unchanged at € 29,040,000) increased from 29,040,000 to 290,400,000, with a resulting decrease in the nominal value of shares from € 1.00 to € 0.10.
By doing this, the company intended to facilitate share trading in the market with benefits for all shareholders, and particularly small shareholders, who, as a result, benefit from having more liquid shares with greater trading potential.

During the first half of 2005 three meetings of the Board of Directors were held with the majority of directors and auditors attending regularly.

There were very few absences, and all were justified.

Following the resignation of Luca Cordero di Montezemolo on 10 June 2005, the number of directors was reduced to ten.
The selection of a new director to replace him will be voted on at the next board meeting.
As a result, the members of the Board of Directors in post at 30 June 2005 (positions held by the Group's executive directors are indicated in italics) are as follows:

Luca Garavoglia	Chairman (non-executive)
Cesare Ferrero	non-executive - independent
Franzo Grande Stevens	non-executive - independent
Paolo Marchesini	Chief Financial Officer (*)
Marco Pasquale Perelli-Cippo	non-executive - not independent
Giovanni Rubboli	non-executive - independent
Renato Ruggiero	non-executive - independent
Stefano Saccardi	Legal Affairs and Business Development Officer (*)
Vincenzo Visone	Chief Executive Officer (*)
Anton Machiel Zondervan	non-executive - independent

Directors with an asterisk after their name have operational roles within the Company and have the title of Managing Director.

In accordance with the articles of association, an internal audit committee ("Audit Committee") and a committee for remuneration and appointments have also been established.

During the first half of the year, the Audit Committee met four times to address issues involving the criteria and methods for auditing the profits from the Cinzano brand and the profits of the subsidiaries Barbero 1891 S.p.A., Zedda Piras S.p.A. and Sella & Mosca S.p.A., as well as problems associated with production in Italy and Brazil.
The Remuneration and Appointments Committee met once, with the participation of all members in post, to discuss whether compensation systems were adequate.

During-the first half of the year, the Board of Statutory Auditors met twice, with all members present.

The Board of Statutory Auditors is responsible for verifying, in complete autonomy and independence, the proper administrative and accounting management of the Group, and for ensuring that the law and the articles of association are observed.

GRUPPO CAMPARI

PRESS RELEASE

CAMPARI APPROVES FIRST-HALF RESULTS TO 30 JUNE 2005

Growth continues in sales and at all levels of profitability
Consolidated net sales € 363.9 million (+2.6%)

EBITDA € 92.0 million (+7.0%)

Operating result € 83.6 million (+7.9%)

Net profit: € 53.4 million (+18.4%)

Pierleone Ottolenghi joins the Board of Directors

Milan, 26 September 2005 - The Board of Directors of Davide Campari-Milano S.p.A. has approved the half-year report to 30 June 2005. The results for the Campari Group for the first half of 2005 and the previous comparison periods have been prepared according to IAS/IFRS accounting standards.

The results of the Campari Group for the first half of 2005 were positive and showed growth in sales and profitability compared to the same period last year: sales rose 2.6%, while trading profit and all profitability indicators saw growth of between 3% and 18%.

Consolidated results	2005 half-year results € million	2004 half-year results € million	Change at actual exchange rates	Change at constant exchange rates
Net sales	363.9	354.6	2.6%	3.2%
Trading profit	107.5	104.2	3.2%	4.5%
EBITDA before one-off's	89.4	84.6	5.7%	7.3%
EBITDA	92.0	86.0	7.0%	8.5%
EBIT before one-off's	81.0	76.2	6.3%	8.1%
Operating profit = EBIT	83.6	77.5	7.9%	9.6%
Group's net profit	53.4	45.1	18.4%	20.4%

CONSOLIDATED RESULTS FOR THE FIRST HALF OF 2005

In the first half of 2005, **Group sales** totalled **€ 363.9 million**, an **increase of 2.6%** (+3.2% at constant exchange rates).

Note that with the introduction of new international accounting standards, the Campari Group, in line with the practices of the main international operators in the wines and spirits sector, has adopted a strict interpretation of IAS 18 in relation to expenses that may be classed as discounts in calculating its revenues. According to the standard interpretation, trade promotions have been reclassified as discounts, and therefore have a direct impact on net sales.

The overall change in consolidated sales, shown in accordance with the new interpretation, was generated by **organic growth of 2.8%** and a negative exchange rate effect of 0.5%. **External**

growth of 0.4% was the result of sales of third-party brands that the Group has begun distributing (Jack Daniel's on the Italian market, and to a lesser extent, Martin Miller's Gin in the US).

Trading profit increased by 3.2% to € 107.5 million (+4.5% at constant exchange rates), or 29.5% of sales.

EBITDA before one off's increased by 5.7% (+7.3% at constant exchange rates) to € 89.4 million, or 24.6% of sales.

EBITDA rose by 7.0% (+8.5% at constant exchange rates) to € 92.0 million, or 25.3% of sales.

EBIT before one off's went up by 6.3% (+8.1% at constant exchange rates) to € 81.0 million, or 22.3% of sales.

EBIT increased by 7.9% (+9.6% at constant exchange rates) to € 83.6 million, or 23.0% of sales.

With regard to **depreciation and amortisation**, please note that following the adoption of IAS/IFRS, the amortisation of intangible assets no longer includes goodwill and trademark amortisation.

Profit before tax was € 78.6 million, an **increase of 8.6%** (+10.1% at constant exchange rates).

Group's net profit was € 53.4 million, a **rise of 18.4%** (+20.4% at constant exchange rates).

Shareholders' equity was € 619.4 million at 30 June 2005.

At 30 June 2005, **net debt** stood at € 355.8 million (€ 226.7 million at 31 December 2004). Note that on 25 February 2005, the Campari Group acquired a further stake of 30.1% in Skyy Spirits, LLC, for a cash payment of approximately € 118 million.

CONSOLIDATED SALES IN THE FIRST HALF OF 2005

The **spirits segment**, which accounts for 66.8% of total sales, recorded **growth of 4.2%**, the combination of **organic growth of 4.4%**, external growth of 0.6% and a negative exchange rate effect of 0.7%. The **Campari** brand posted **growth of 3.8%** at constant exchange rates (+4.0% at actual exchange rates), thanks to a positive second-quarter performance in Germany, Italy and other major European markets. Sales of **SKYY Vodka, including the flavoured lines, rose by 12.1%** at constant exchange rates (+7.4% at actual exchange rates), thanks to a positive performance in both the US (+9.6% at constant exchange rates) and international markets (over 30% at constant exchange rates). Regarding the other main brands, the spirits segment benefited from strong performances from **Aperol (+16.4%)**, **Cynar (+30.5%** at constant exchange rates) and **Zedda Piras** liqueurs (**+6.9%**). Meanwhile, **CampariSoda** sales fell **1.0%,** sales of **Brazilian brands** declined **2.1%** at constant exchange rates (but rose 7.6% at actual exchange rates), while after a strong recovery in the first quarter of 2005, **Ouzo 12** sales dipped by **0.4%**. Of the brands under licence, **1800 tequila** performed well (**+15.5%** at constant exchange rates), while sales of **Jägermeister** and **Scotch whiskies** fell by **1.8% and 18.9%** respectively at constant exchange rates.

The **wines segment**, which accounts for 12.6% of total sales, recorded **growth of 5.6%**, following **organic growth of 6.2%** and a negative exchange rate effect of 0.6%. The positive performance of the business was driven by sales of **Cinzano vermouths,** which grew by **30.3%** at constant exchange rates, thanks to a good showing in Italy and other major European markets. Sales of **Cinzano sparkling wines** fell by **5.2%**. Sales of wines were also supported by a sound performance from **Mondoro** (**+27.2%** at constant exchange rates) and **Riccadonna** (**+34.3%** at constant exchange rates), while sales of **Sella & Mosca** declined by **4.2%**.

Soft drink sales (19.7% of total sales, almost entirely on the Italian market) **fell by 2.4%**. The strong performance of **Crodino** (**+4.0%**) was wiped out by the drop in sales of the less profitable **Lemonsoda, Oransoda and Pelmosoda** range **(-2.9%)** and of **Lipton Ice Tea (-11.8%)**.

Looking now at results **by region**, sales on the **Italian market**, which account for 51.0% of total Group sales, **fell by 1.3%** in the first half of 2005. This was entirely due to the poor performance of two low-margin products, Campari Mixx and Lipton Ice Tea. With respect to the Group's core business, Aperol, Campari, Crodino and Cinzano vermouths had a positive impact on Italian sales. Sales in **Europe** (17.7% of consolidated sales) **grew by 9.7%,** thanks to the strong performance in Germany and other major European markets. In the Americas, which account for 27.3% of total sales, the **US market** posted **organic growth of 8.4%** at constant exchange rates, and of 3.8% at actual exchange rates. **Sales in Brazil** were in line with the same period last year (**+10.0%** at constant

exchange rates). Sales to the **rest of the world** (which include duty free sales), accounting for 4.0% of the total, **jumped by 11.4% in organic terms at constant exchange rates.** This result was boosted in particular by a positive performance on the Australian and New Zealand markets.

BOARD OF DIRECTORS

The **Board of Directors** of Davide Campari-Milano S.p.A. **has appointed Pierleone Ottolenghi** as an independent director replacing Luca Cordero di Montezemolo, who tendered his resignation as an independent director in June 2005 owing to the new system of corporate governance adopted by the FIAT Group, of which Luca Cordero di Montezemolo is Chairman and Luca Garavoglia is independent director.

During his career, Pierleone Ottolenghi has held a series of highly prestigious positions in both Italian and international companies. He was the first Italian to graduate with an MBA from Harvard Business School, and was Vice-Chairman of Caboto. He subsequently joined S.G. Warburg (later SBC Warburg), where he became Chairman and Managing Director of the company's Italian office. Following the merger of SBC Warburg with UBS, he was Chairman of UBS Italia until 2002.

Chairman Luca Garavoglia said of his appointment: "*We are very pleased that Pierleone Ottolenghi is to join our Board as an independent director. With his extensive financial experience, he is sure to bring his great professionalism to bear on the governance and development of our company.*"

The Board of Directors of Davide Campari-Milano S.p.A. comprises eleven members, the majority of whom are independent.

* * *

CONFERENCE CALL

Please note that at **5.00 p.m. (CET) today, Monday 26 September 2005**, Campari's management will hold a conference call to present the Group's 2005 first half results to analysts, investors and journalists. To participate, please dial one of the following numbers:

- **from Italy: 800 914 576 (toll free number)**
- **from abroad: +39 02 3700 8208**

The **presentation** can be downloaded before the conference call from the Investor Relations homepage of Campari's website, at www.campari.com/investors.

A **recording of the conference call** will be available from 8.00 p.m. (CET) on Monday 26 September until 7.00 p.m. (CET) on Monday, 03 October. To hear it, please call +44 1296 618 700 (access code: 307896).

* * *

The Campari Group
The Campari Group is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. The Group's portfolio includes a combination of strong international brands, such as Campari, SKYY Vodka, Cynar and Cinzano and leading local brands, such as CampariSoda, Campari Mixx, Crodino, Aperol, Aperol Soda, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda and Pelmosoda in Italy, Ouzo 12 in Greece and in Germany, Dreher, Old Eight, Drury's and Liebfraumilch in Brazil, Gregson's in Uruguay, Riccadonna in Australia and New Zealand and Mondoro in Russia. The Group has over 1,500 employees and shares of the parent company Davide Campari-Milano S.p.A are listed on the Italian stock exchange.

FOR FURTHER INFORMATION:

<u>Investor enquiries:</u>
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

<u>Media enquiries:</u>
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

CAMPARI GROUP

Consolidated net revenues by segment

	1 January - 30 June 2005		1 January - 30 June 2004		Change
	€ million	%	*€ million*	%	%
Spirits	243.1	66.8%	233.3	65.8%	4.2%
Wines	45.8	12.6%	43.3	12.2%	5.6%
Soft drinks	71.8	19.7%	73.6	20.8%	-2.4%
Other revenues	3.2	0.9%	4.4	1.2%	-27.8%
Total	**363.9**	**100.0%**	**354.6**	**100.0%**	**2.6%**

Consolidated net revenues by geographic area

	1 January - 30 June 2005		1 January - 30 June 2004		Change
	€ million	%	€ million	%	%
Italy	185.6	51.0%	188.1	53.1%	-1.3%
Europe	64.4	17.7%	58.7	16.6%	9.7%
Americas	99.3	27.3%	94.3	26.6%	5.3%
Rest of the world and duty free	14.5	4.0%	13.5	3.8%	7.7%
Total	**363.9**	**100.0%**	**354.6**	**100.0%**	**2.6%**

CAMPARI GROUP

Reclassified consolidated income statement

	1 January - 30 June 2005		1 January - 30 June 2004		Change
	€ million	%	€ million	%	%
Net sales (1)	**363.9**	**100.0%**	**354.6**	**100.0%**	**2.6%**
Total cost of goods sold	(150.3)	-41.3%	(148.9)	-42.0%	0.9%
Gross margin	**213.6**	**58.7%**	**205.7**	**58.0%**	**3.8%**
Advertising and promotion	(62.9)	-17.3%	(58.7)	-16.6%	7.2%
Selling and distribution expenses	(43.2)	-11.9%	(42.9)	-12.1%	0.7%
Trading profit	**107.5**	**29.5%**	**104.2**	**29.4%**	**3.2%**
General and administrative expenses and other net operating income	(26.5)	-7.3%	(28.0)	-7.9%	-5.4%
EBIT before one-off's	**81.0**	**22.3%**	**76.2**	**21.5%**	**6.3%**
One-off's	2.6	0.7%	1.3	0.4%	100.0%
Operating profit = EBIT	**83.6**	**23.0%**	**77.5**	**21.9%**	**7.9%**
Net financial income (expenses)	(4.7)	-1.3%	(4.3)	-1.2%	9.3%
Income from associates	(0.2)	-0.1%	(0.7)	-0.2%	-71.4%
Pretax profit	**78.6**	**21.6%**	**72.4**	**20.4%**	**8.6%**
Taxes	(23.4)	-6.4%	(21.0)	-5.9%	11.4%
Net profit	**55.2**	**15.2%**	**51.4**	**14.5%**	**7.4%**
Minority interests	(1.8)	-0.5%	(6.3)	-1.8%	-71.4%
Group's net profit	**53.4**	**14.7%**	**45.1**	**12.7%**	**18.4%**
Other information:					
Depreciation & Amortisation	(8.5)	-2.3%	(8.5)	-2.4%	0.0%
EBITDA before one-off's	**89.4**	**24.6%**	**84.6**	**23.9%**	**5.7%**
EBITDA	**92.0**	**25.3%**	**86.0**	**24.3%**	**7.0%**

(1) Net of discounts and excise duty.

CAMPARI GROUP

Reclassified consolidated balance sheet

€ million	30 June 2005	31 December 2004
ASSETS		
Non-current assets		
Net tangible fixed assets	146.8	144.2
Biological assets	9.5	9.5
Property	4.1	4.1
Goodwill and trademarks	693.8	575.6
Intangible assets	4.9	3.4
Interests in associates	0.2	0.4
Own shares	0.0	29.8
Pre-paid taxes	16.9	15.5
Other non-current assets	16.2	5.1
Total non-current assets	**892.4**	**787.7**
Current assets		
Inventories	145.7	114.4
Trade receivables	208.5	180.7
Short-term financial receivables	4.1	3.9
Cash, bank and securities	220.5	246.0
Other receivables	16.4	22.9
Total current assets	**595.1**	**567.9**
Non-current assets for sale	0.1	0.1
Total assets	**1,487.6**	**1,355.6**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Share capital	29.0	29.0
Reserves	585.0	595.8
Group's shareholders' equity	614.0	624.8
Minority interests	5.4	4.4
Total shareholders' equity	**619.4**	**629.2**
Non-current liabilities		
Bonds	384.0	378.0
Other non-current financial payables	73.9	27.2
Staff severance fund	13.6	13.6
Risks fund	15.4	15.9
Deferred tax	31.7	25.1
Other non-current liabilities	0.2	0.0
Total non-current liabilities	**518.9**	**459.7**
Current liabilities		
Banks loan	117.1	56.7
Other financial payables	15.6	14.2
Trade payables	158.7	142.1
Payables to tax authorities	23.6	20.5
Other current liabilities	34.4	33.3
Total current liabilities	**349.3**	**266.8**
Total liabilities and shareholders' equity	**1,487.6**	**1,355.6**

CAMPARI GROUP

Consolidated cash flow statement

€ million	1 January - 30 June 2005
Net profit	53.4
Amortization	8.5
Deferred taxes	7.7
Variation in tax payables and receivables	5.8
- Trade receivables	(18.3)
- Inventories	(24.2)
- Trade payables	13.2
Net change in operating working capital	(29.3)
Other non cash items	1.2
Cash flow from operating activities (A)	**47.3**
Acquisition of tangible fixed assets	(8.6)
Net income from disposals of tangible fixed assets	3.2
Acquisition of intangible assets	(2.0)
Cash flow from investing activities (capex) (B)	**(7.4)**
Free cash flow (A+B)	**39.9**
Acquisitions and changes in perimeter	(118.2)
Acquisition and sale of own shares	(0.5)
Other changes (equity investments, financial receivables)	1.0
Dividends paid	(28.1)
Cash flow from other activities (C)	**(145.8)**
Exchange rate differences on operating working capital	(13.2)
Other exchange rate differences and other movements	(6.8)
Exchange rate differences and other movements in shareholders' equity (D)	**(19.9)**
Net increase (decrease) in net financial position (A+B+C+D)	**(125.8)**
Net financial position at start of period	(230.0)
Net financial position at end of period	(355.8)

GRUPPO CAMPARI

COMUNICATO STAMPA

CAMPARI APPROVA LA RELAZIONE SEMESTRALE AL 30 GIUGNO 2005

Continua il *trend* di crescita delle vendite e di tutti i livelli di redditività

Vendite nette consolidate € 363,9 milioni (+2,6%)

EBITDA € 92,0 milioni (+7,0%)

Risultato operativo € 83,6 milioni (+7,9%)

Utile netto € 53,4 milioni (+18,4%)

Pierleone Ottolenghi entra nel Consiglio di Amministrazione

Milano, 26 settembre 2005 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato la Relazione Semestrale al 30 giugno 2005. I risultati del Gruppo Campari del primo semestre 2005 e dei relativi periodi di confronto sono stati redatti secondo i principi contabili IAS/IFRS.

I risultati del Gruppo Campari del primo semestre del 2005 sono stati positivi e presentano una crescita delle vendite e della redditività rispetto al corrispondente periodo dello scorso anno: l'incremento delle vendite è stato del 2,6% mentre la crescita del margine commerciale e di tutti gli indicatori di redditività è stata superiore, compresa tra il 3% e il 18%.

Risultati consolidati	Primo semestre 2005 € milioni	Primo semestre 2004 € milioni	Variazione a cambi effettivi	Variazione a cambi costanti
Vendite nette	363,9	354,6	2,6%	3,2%
Margine commerciale	107,5	104,2	3,2%	4,5%
EBITDA prima di oneri e proventi non ordinari	89,4	84,6	5,7%	7,3%
EBITDA	92,0	86,0	7,0%	8,5%
Risultato della gestione ordinaria = EBIT prima di oneri e proventi non ordinari	81,0	76,2	6,3%	8,1%
Risultato operativo = EBIT	83,6	77,5	7,9%	9,6%
Utile netto di pertinenza del Gruppo	53,4	45,1	18,4%	20,4%

RISULTATI CONSOLIDATI DEL PRIMO SEMESTRE DEL 2005

Nel primo semestre del 2005 le **vendite del Gruppo** sono state pari a **€ 363,9 milioni**, in **crescita del 2,6%** (+3,2% a cambi costanti).

Si precisa che il Gruppo Campari, nell'ambito dell'introduzione dei nuovi principi contabili internazionali, in linea con quanto attuato dai principali operatori internazionali del settore *spirits* e *wines*, ha ritenuto opportuno adottare un'interpretazione rigorosa dello IAS 18, relativamente al tema degli oneri che possono essere assimilati a sconti commerciali ai fini della determinazione dei ricavi.

In base all'interpretazione prevalente, i contributi promozionali erogati ai clienti sono stati riclassificati come sconti commerciali, quindi con un impatto diretto sulle "Vendite nette".

La variazione complessiva delle vendite consolidate, esposte in osservanza della nuova interpretazione, è stata generata da una **crescita organica del 2,8%** e da un impatto negativo dei cambi del 0,5%. La **crescita** esterna, pari al **0,4%**, è stata determinata dalle vendite dei *brand* di terzi di cui il Gruppo ha iniziato la distribuzione (Jack Daniel's sul mercato italiano e, in misura minore, Martin Miller's Gin sul mercato statunitense).

Il **margine commerciale** si è attestato a € 107,5 milioni, evidenziando una **crescita del 3,2%** (+4,5% a cambi costanti) e un'incidenza sulle vendite pari al 29,5%.

L'EBITDA prima di proventi e oneri non ordinari è stato di € 89,4 milioni in crescita del 5,7% (+7,3% a cambi costanti) e con un'incidenza sulle vendite pari al 24,6%.

L'**EBITDA** è stato di € 92,0 milioni, in **crescita del 7,0%** (+8,5% a cambi costanti) e con un'incidenza sulle vendite pari al 25,3%.

Il **Risultato della gestione ordinaria (EBIT prima di oneri e proventi non ordinari)** è stato di € 81,0 milioni, in **crescita del 6,3%** (+8,1% a cambi costanti) e con un'incidenza sulle vendite pari al 22,3%.

Il **Risultato Operativo (EBIT)** è stato di € 83,6 milioni, in **crescita del 7,9%** (+9,6% a cambi costanti) e con un'incidenza sulle vendite pari al 23,0%.

Relativamente agli **Ammortamenti**, è opportuno precisare che la voce ammortamenti immateriali, conseguentemente all'adozione degli IAS/IFRS, non include più l'ammortamento relativo all'avviamento e ai marchi.

L'**utile prima delle imposte** è stato di € 78,6 milioni e ha evidenziato un **incremento del 8,6%** (+10,1% a cambi costanti).

L'**utile netto di pertinenza del Gruppo** è stato di € 53,4 milioni e ha evidenziato un **incremento del 18,4%** (+20,4% a cambi costanti).

Il **patrimonio netto** al 30 giugno 2005 ammonta a € 619,4 milioni.

Al 30 giugno 2005 l'**indebitamento finanziario netto** è pari a € 355,8 milioni (€ 226,7 milioni al 31 dicembre 2004). Si segnala che in data 25 febbraio 2005, il Gruppo Campari ha perfezionato l'acquisito di un'ulteriore partecipazione del 30,1% di Skyy Spirits, LLC, per un corrispettivo, pagato in contanti, di circa € 118 milioni.

VENDITE CONSOLIDATE DEL PRIMO SEMESTRE 2005

Il **segmento *spirit***, che rappresenta il 66,8% del fatturato totale, ha registrato una **variazione positiva delle vendite del 4,2%**, determinata da una **crescita organica del 4,4%,** da una crescita esterna del 0,6% e da un impatto negativo dei cambi del 0,7%. Il *brand* **Campari** ha registrato una **crescita del 3,8%** a cambi costanti (+4,0% dopo l'effetto cambi), grazie a un andamento positivo del secondo trimestre dell'anno in Germania, in Italia e in altri importanti mercati europei. Le vendite di **SKYY Vodka, inclusive dei *flavour*,** hanno registrato una **crescita del 12,1%** a cambi costanti (+7,4% a cambi effettivi), grazie a un positivo andamento sia negli Stati Uniti (+9,6% a cambi costanti) sia nei mercati internazionali (superiore al 30% a cambi costanti). Con riferimento alle altre marche principali, il segmento *spirit* ha beneficiato dell'andamento decisamente positivo di **Aperol** (**+16,4%**), di **Cynar** (**+30,5%** a cambi costanti) e dei liquori **Zedda Piras** (**+6,9%**). Con riferimento alle altre marche principali, **CampariSoda** ha registrato una flessione del **1,0%**, i ***brand* brasiliani** hanno segnato un calo del **2,1%** a cambi costanti (+7,6% a cambi correnti), mentre **Ouzo 12,** in forte recupero rispetto al primo trimestre 2005, è risultato in diminuzione del **0,4%**. Relativamente ai *brand* in licenza, si segnala il positivo andamento di ***tequila* 1800** (**+15,5%** a cambi costanti). **Jägermeister** e gli **Scotch whisky** hanno invece subito una flessione rispettivamente **del 1,8% e 18,9%** a cambi costanti.

Il **segmento *wine*,** pari al 12,6% del fatturato totale, ha registrato una **crescita del 5,6%**, determinata da una **variazione organica positiva del 6,2%** e da un impatto negativo dei cambi del 0,6%. L'andamento positivo del segmento è stato trainato dai ***vermouth* Cinzano** che hanno riportato una crescita del **30,3%** a cambi costanti, grazie alla positiva evoluzione delle vendite in Italia e in altri importanti mercati europei. Gli **spumanti Cinzano** hanno evidenziato per contro una

flessione del **5,2%**. Gli *wine* hanno inoltre beneficiato di una solida *performance* di **Mondoro** (**+27,2%** a cambi costanti) e **Riccadonna** (**+34,3%** a cambi costanti), mentre **Sella & Mosca** ha registrato una flessione del **4,2%**.

Le **vendite di *soft drink*,** pari al 19,7% del fatturato totale e realizzate quasi interamente sul mercato italiano, hanno registrato una **contrazione del 2,4%**. Infatti, il buon andamento di **Crodino** (**+4,0%**) è stato eroso dalle *performance* della (meno profittevole) gamma **Lemonsoda, Oransoda e Pelmosoda** e di **Lipton Ice Tea,** in calo rispettivamente del **2,9%** e del **11,8%**.

Relativamente alla **ripartizione geografica**, le vendite dei primi sei mesi del 2005 sul **mercato italiano**, pari al 51,0% delle vendite del Gruppo, hanno registrato una **flessione del 1,3%**. Tale risultato è interamente attribuibile all'andamento non positivo di Campari Mixx e di Lipton Ice Tea, due prodotti a bassa marginalità; relativamente al *core business* del Gruppo, le vendite sono state positivamente influenzate da Aperol, Campari, Crodino e dal *vermouth* Cinzano. Le vendite in **Europa,** pari al 17,7% delle vendite consolidate, hanno segnato una **crescita del 9,7%,** grazie al buon risultato conseguito in Germania e in altri importanti mercati europei. Per quanto riguarda l'area Americhe, le cui vendite sono pari al 27,3% del totale, il **mercato USA** ha registrato una **crescita organica del 8,4%** a cambi costanti e una variazione complessiva del 3,8% a cambi correnti. In **Brasile le vendite** sono state in linea con lo scorso anno (**+10,0%** a cambi correnti). L'area **resto del mondo** (che include anche le vendite *duty free*), pari al 4,0% del fatturato totale, è **cresciuta a livello organico del 11,4% a cambi costanti**, grazie al positivo andamento, in particolare, dei mercati australiano e neozelandese.

CONSIGLIO DI AMMINISTRAZIONE

Il **Consiglio d'Amministrazione** di Davide Campari-Milano S.p.A. **ha cooptato Pierleone Ottolenghi** quale amministratore indipendente, in sostituzione di Luca Cordero di Montezemolo che, a causa del nuovo sistema di *corporate governance* adottato dal Gruppo FIAT, di cui Luca Cordero di Montezemolo è Presidente e Luca Garavoglia amministratore indipendente, aveva rassegnato le dimissioni nel giugno 2005.

Pierleone Ottolenghi, nel corso della sua carriera, vanta una serie di incarichi di notevole prestigio in ambito nazionale e internazionale. Primo italiano a conseguire l'MBA alla Harvard Business School, Vice Presidente di Caboto, entra successivamente a far parte di S.G. Warburg (divenuta poi SBC Warburg), dove diventa Presidente e Amministratore Delegato della filiale italiana. In seguito alla fusione di SBC con UBS, ha ricoperto la carica di Presidente di UBS Italia fino al 2002.

Il Presidente Luca Garavoglia ha dichiarato: *"Siamo particolarmente felici dell'ingresso nel nostro Consiglio, quale amministratore indipendente, di Pierleone Ottolenghi. La sua competenza finanziaria è la garanzia di un apporto professionale importante alla* governance *e allo sviluppo della nostra società."*

Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. è composto da undici membri, la maggioranza dei quali indipendenti.

* * *

CONFERENCE CALL

Si informa che alle **ore 17 di oggi, lunedì 26 settembre 2005**, si terrà una *conference call* durante la quale il *management* di Campari presenterà ad analisti, investitori e giornalisti i risultati dei primi sei mesi 2005. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- **dall'Italia: 800 914 576 (numero verde)**
- **dall'estero: +39 02 3700 8208**

Le ***slide* della presentazione** potranno essere scaricate prima dell'inizio della *conference call* dalla Investor Relations *homepage* del sito Campari all'indirizzo www.campari.com/investors.

Una **registrazione della *conference call*** sarà disponibile a partire da lunedì, 26 settembre alle ore 20:00 fino a lunedì, 3 ottobre alle ore 19:00, chiamando il numero +44 1296 618 700 (codice di accesso: 307896).

* * *

Il Gruppo Campari è una delle realtà più importanti nel settore del *beverage* a livello mondiale. E' presente in 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit, wine* e *soft drink*. Il portafoglio prodotti di proprietà include marchi di grande notorietà internazionale come Campari, SKYY Vodka, Cynar e Cinzano e marchi *leader* in mercati locali come CampariSoda, Campari Mixx, Crodino, Aperol, Aperol Soda, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda e Pelmosoda in Italia, Ouzo 12 in Grecia e in Germania, Dreher, Old Eight, Drury's e Liebfraumilch in Brasile, Gregson's in Uruguay, Riccadonna in Australia e in Nuova Zelanda e Mondoro in Russia. Il Gruppo impiega oltre 1.500 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana.

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Public Relations
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO CAMPARI

Scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 30 giugno 2005		1 gennaio - 30 giugno 2004		Variazione
	€ milioni	%	€ milioni	%	%
Spirit	243,1	66,8%	233,3	65,8%	4,2%
Wine	45,8	12,6%	43,3	12,2%	5,6%
Soft drink	71,8	19,7%	73,6	20,8%	-2,4%
Altri ricavi	3,2	0,9%	4,4	1,2%	-27,8%
Totale	**363,9**	**100,0%**	**354,6**	**100,0%**	**2,6%**

Scomposizione del fatturato consolidato per area geografica

	1 gennaio - 30 giugno 2005		1 gennaio - 30 giugno 2004		Variazione
	€ milioni	%	€ milioni	%	%
Italia	185,6	51,0%	188,1	53,1%	-1,3%
Europa	64,4	17,7%	58,7	16,6%	9,7%
Americhe	99,3	27,3%	94,3	26,6%	5,3%
Resto del mondo e *duty free*	14,5	4,0%	13,5	3,8%	7,7%
Totale	**363,9**	**100,0%**	**354,6**	**100,0%**	**2,6%**

GRUPPO CAMPARI

Conto economico consolidato riclassificato

	1 gennaio - 30 giugno 2005		1 gennaio - 30 giugno 2004		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette [(1)]	**363,9**	**100,0%**	**354,6**	**100,0%**	**2,6%**
Costo del venduto	(150,3)	-41,3%	(148,9)	-42,0%	0,9%
Margine lordo	**213,6**	**58,7%**	**205,7**	**58,0%**	**3,8%**
Pubblicità e promozioni	(62,9)	-17,3%	(58,7)	-16,6%	7,2%
Costi di vendita e distribuzione	(43,2)	-11,9%	(42,9)	-12,1%	0,7%
Margine commerciale	**107,5**	**29,5%**	**104,2**	**29,4%**	**3,2%**
Spese generali e amministrative e altri oneri e proventi operativi	(26,5)	-7,3%	(28,0)	-7,9%	-5,4%
Risultato della gestione ordinaria = EBIT prima di oneri e proventi non ordinari	**81,0**	**22,3%**	**76,2**	**21,5%**	**6,3%**
Altri proventi (oneri) non ordinari	2,6	0,7%	1,3	0,4%	100,0%
Risultato operativo = EBIT	**83,6**	**23,0%**	**77,5**	**21,9%**	**7,9%**
Proventi (oneri) finanziari netti	(4,7)	-1,3%	(4,3)	-1,2%	9,3%
Quota di utile (perdita) di società valutate col metodo del patrimonio netto	(0,2)	-0,1%	(0,7)	-0,2%	-71,4%
Utile prima delle imposte e degli interessi di minoranza	**78,6**	**21,6%**	**72,4**	**20,4%**	**8,6%**
Imposte	(23,4)	-6,4%	(21,0)	-5,9%	11,4%
Utile netto prima degli interessi di minoranza	**55,2**	**15,2%**	**51,4**	**14,5%**	**7,4%**
Interessi di minoranza	(1,8)	-0,5%	(6,3)	-1,8%	-71,4%
Utile netto di pertinenza del Gruppo	**53,4**	**14,7%**	**45,1**	**12,7%**	**18,4%**
Altre informazioni economiche:					
Totale ammortamenti	(8,5)	-2,3%	(8,5)	-2,4%	0,0%
EBITDA prima di altri oneri e proventi non ordinari	**89,4**	**24,6%**	**84,6**	**23,9%**	**5,7%**
EBITDA	**92,0**	**25,3%**	**86,0**	**24,3%**	**7,0%**

(1) Al netto di sconti e accise.

GRUPPO CAMPARI

Stato patrimoniale consolidato riclassificato

€ milioni	30 giugno 2005	31 dicembre 2004
ATTIVITÀ		
Attività non correnti		
Immobilizzazioni materiali nette	146,8	144,2
Attività biologiche	9,5	9,5
Investimenti immobiliari	4,1	4,1
Avviamento e marchi	693,8	575,6
Attività immateriali a vita definita	4,9	3,4
Partecipazioni in società collegate e *joint-venture*	0,2	0,4
Azioni proprie	0,0	29,8
Imposte anticipate	16,9	15,5
Altre attività non correnti	16,2	5,1
Totale attività non correnti	**892,4**	**787,7**
Attività correnti		
Rimanenze	145,7	114,4
Crediti commerciali	208,5	180,7
Crediti finanziari, quota a breve	4,1	3,9
Cassa, banche e titoli	220,5	246,0
Altri crediti	16,4	22,9
Totale attività correnti	**595,1**	**567,9**
Attività non correnti destinate alla vendita	0,1	0,1
Totale attività	**1.487,6**	**1.355,6**
PASSIVITÀ E PATRIMONIO NETTO		
Patrimonio netto		
Capitale	29,0	29,0
Riserve	585,0	595,8
Patrimonio netto di pertinenza della Capogruppo	614,0	624,8
Patrimonio netto di pertinenza di terzi	5,4	4,4
Totale patrimonio netto	**619,4**	**629,2**
Passività non correnti		
Prestiti obbligazionari	384,0	378,0
Altre passività finanziarie non correnti	73,9	27,2
Trattamento di fine rapporto e altri fondi relativi al personale	13,6	13,6
Fondi per rischi e oneri futuri	15,4	15,9
Imposte differite	31,7	25,1
Altre passività non correnti	0,2	0,0
Totale passività non correnti	**518,9**	**459,7**
Passività correnti		
Debiti verso banche	117,1	56,7
Altri debiti finanziari	15,6	14,2
Debiti verso fornitori	158,7	142,1
Debiti verso l'erario	23,6	20,5
Altre passività correnti	34,4	33,3
Totale passività correnti	**349,3**	**266,8**
Totale passività e patrimonio netto	**1.487,6**	**1.355,6**

GRUPPO CAMPARI

Rendiconto finanziario consolidato

€ milioni	1 gennaio - 30 giugno 2005
Utile netto dell'esercizio	53,4
Ammortamenti	8,5
Imposte differite	7,7
Variazione debiti e crediti fiscali	5,8
- Crediti commerciali	(18,3)
- Rimanenze	(24,2)
- Debiti verso fornitori	13,2
Variazione capitale circolante netto operativo	(29,3)
Altre variazioni che non determinano movimenti di cassa	1,2
Totale flusso di cassa generato dalle attività operative (A)	**47,3**
Investimenti in immobilizzazioni materiali	(8,6)
Proventi da cessioni di immobilizzazioni materiali	3,2
Investimenti in immobilizzazioni immateriali	(2,0)
Totale flusso di cassa assorbito da investimenti (B)	**(7,4)**
Free Cash Flow (A+B)	**39,9**
Acquisizioni	(118,2)
Acquisto e vendita azioni proprie	(0,5)
Altre variazioni (partecipazioni, terzi, crediti finanziari)	1,0
Dividendi pagati dalla Capogruppo	(28,1)
Totale flusso di cassa assorbito da altre attività (C)	**(145,8)**
Differenze cambio su capitale circolante netto operativo	(13,2)
Altre differenze cambio e altre variazioni	(6,8)
Differenze cambio e altri movimenti di patrimonio netto (D)	**(19,9)**
Variazione delle posizione finanziaria netta (A+B+C+D)	**(125,8)**
Posizione finanziaria netta di inizio del periodo	**(230,0)**
Posizione finanziaria netta di fine periodo	**(355,8)**

CAMPARI

Relazione trimestrale al 30 settembre 2005

Report for the quarter ending 30 September 2005

Report for the quarter ending 30 September 2005

[redacted]

CONTENTS

[redacted]

INTRODUCTION

With the entry into force of Regulation (EC) 1606/2002 dated 19 July 2002, starting with reporting year 2005, companies with securities authorised for trading on regulated markets of member states of the European Union must prepare consolidated accounts in accordance with the International Accounting Standards (IAS / IFRS) ratified by the European Commission.

In accordance with the provisions of this Regulation, the Campari Group adopted the International Accounting Standards (IAS / IFRS) from 1 January 2005.

As a result, this quarterly report was prepared by applying the valuation and measurement criteria set by IAS / IFRS and adopted by the European Commission.

The same criteria were adopted for preparing comparison profit and loss accounts and balance sheets.

The Appendix describes the impact of the transition to IAS / IFRS and provides the reconciliations required by IFRS 1 (First-Time Adoption of International Financial Reporting Standards) for the period to 30 September 2004, presented for comparative purposes and accompanied by the related explanatory notes.

HIGHLIGHTS

€ million	2005	2004	% change	% change at constant exchange rates
Figures for the first nine months				
Net sales	543.3	526.2	3.3%	3.4%
Trading profit	158.6	153.9	3.1%	4.2%
EBITDA	135.9	128.4	5.8%	7.3%
Operating income	123.1	115.7	6.4%	8.2%
ROS	22.7%	22.0%		
Group profit before tax	112.8	96.6	16.8%	18.5%

€ million	30 September 2005	30 June 05	change	1 January 2005	change
Net debt	(327.5)	(355.8)	28.3	(230.0)	(97.5)

[redacted]

CORPORATE OFFICERS

BOARD OF DIRECTORS [1]

Luca Garavoglia
Chairman

Vincenzo Visone
Managing Director and Chief Executive Officer

Paolo Marchesini
Managing Director and Chief Financial Officer

Stefano Saccardi
Managing Director
and Legal Affairs and Business Development Officer

Cesare Ferrero [2]
Director and member of the Audit Committee

Franzo Grande Stevens [3]
Director and member of the Remuneration and Appointments Committee

Pierleone Ottolenghi [4]
Director

Marco P. Perelli-Cippo [3]
Director and member of the Remuneration and Appointments Committee

Giovanni Rubboli [2] [3]
Director, member of the Audit Committee
and of the Remuneration and Appointments Committee

Renato Ruggiero
Director

Anton Machiel Zondervan [2]
Director and member of the Audit Committee

At the shareholders' meeting of 29 April 2004, Luca Garavoglia was confirmed as Chairman for three years until the approval of the 2006 accounts, and granted powers in accordance with the law and the company's articles of association.

A reduction in the number of Directors from 14 to 11 was also approved.

The Board of Directors' meeting of 10 May 2004 vested Managing Directors Vincenzo Visone, Stefano Saccardi and Paolo Marchesini with the following powers for three years until approval of the 2006 accounts:

- with individual signature: powers of ordinary representation and management, within the value or time limits established for each type of function;
- with joint signature: powers of representation and management for specific types of function, within value or time limits deemed to fall outside ordinary activities.

BOARD OF STATUTORY AUDITORS [5]

Umberto Tracanella
Chairman

Antonio Ortolani
Permanent Auditor

Alberto Lazzarini
Permanent Auditor

Alberto Garofalo
Deputy auditor

Giuseppe Pajardi
Deputy auditor

Paolo Proserpio
Deputy auditor

INDEPENDENT AUDITORS [6]

Reconta Ernst & Young S.p.A.

(1) In post until approval of the 2006 accounts, in accordance with the resolution of the shareholders' meeting held on 29 April 2004.
(2) Member of the Audit Committee nominated by the Board of Directors on 10 May 2004, in post until approval of the 2006 accounts.
(3) Member of the Remuneration and Appointments Committee nominated by the Board of Directors on 10 May 2004, and in post until approval of the 2006 accounts.
(4) Appointed by the Board of Directors on 26 September 2005 and in post until the following shareholders' meeting, in place of Luca Cordero di Montezemolo following his resignation on 10 June 2005.
(5) In post until approval of the 2006 accounts, in accordance with the resolution of the shareholders' meeting held on 29 April 2004.
(6) Appointed to audit the 2004, 2005 and 2006 accounts by the shareholders' meeting of 29 April 2004.

SIGNIFICANT EVENTS DURING THE FIRST NINE MONTHS OF 2005

Acquisition of a further 30.1% of Skyy Spirits, LLC

On 25 February 2005 Parent Company Davide Campari-Milano S.p.A. acquired a further 30.1% shareholding in Skyy Spirits, LLC via the exercise of a call option, under the terms agreed in January 2002 when a majority stake in the company was acquired.

The shareholding was acquired from companies owned by Maurice Kanbar, who founded Skyy Spirits, LLC in 1992 and remained the company's controlling shareholder until January 2002.

Following the operation, the Group's total shareholding in Skyy Spirits, LLC now stands at 89%.

The cost of the acquisition was US$ 156.6 million, paid in cash (equivalent to around € 118 million at the exchange rate in force on the date of the operation).

Under the terms of the agreement, the call option was exercised at a strike price of ten times the pro rata pre-tax profit reported by Skyy Spirits, LLC in 2004.

The acquisition was carried out via Redfire, Inc., and was financed partly with own funds and partly with bank debt.

The remaining 11% of Skyy Spirits, LLC is owned by its management team.

The agreement, signed in January 2002, also includes a call / put option between Redfire, Inc. and the Skyy Spirits, LLC management team for the purchase / sale of the management team's stake, at a strike price of between five and fifteen times the average pro rata pre-tax profit generated by Skyy Spirits, LLC between 2002 and 2006.

The option may be exercised after 31 January 2007.

Launch of SKYY90

In May, Skyy Spirits, LLC, a US market leader in the super premium vodka segment with the SKYY Vodka brand, launched SKYY90.

This product is positioned in the ultra premium vodka segment – that is, the segment with the highest prices and growth rates.

SKYY90, which defines itself as a "modern luxury vodka", is highly innovative in its flavour, formula and packaging.

Thanks to top-quality ingredients and a unique production process, SKYY90 is an exceptionally pure product, while the packaging, with its ultra-modern design, has strong visual appeal.

Currently the new brand is sold only in selected bars and restaurants in major US states.

Distribution of Martin's Miller London Dry Gin

The Campari Group has been awarded the contract to distribute the ultra premium gin brand, Martin Miller's, owned by the UK-based Reformed Spirits Company Ltd.

The agreement was initially entered into for the US market, where the distribution of the brand through Skyy Spirits, LLC began in April.

Later, in June, the Group expanded the distribution agreement worldwide, with the sole exception of the United Kingdom and Ireland, where the brand owner will continue to distribute the product.

Martin Miller's was launched successfully in 2003 in London's most trendy bars, and since the end of 2004, has also been available on the American market, where the early signs of development are encouraging.

The Reformed Spirits Company Ltd. and Davide Campari-Milano S.p.A. also signed an agreement giving the latter an option to purchase the Martin Miller's gin brand.

The option may be exercised from January 2009 at a price set according to the sales generated in 2008.

The agreement does not give the Reformed Spirits Company Ltd. a put option.

Increased duty on alcohol products

Italy's Legislative Decree 35 of 14 March 2005 (the so called "competition decree") raised, with immediate effect, the excise duty on pure alcohol by 4.7% and that on intermediate products (which include vermouth) by 11.0%.

Further similar increases are expected to be introduced from 1 January 2006.

Distribution of Brown-Forman's spirits in Italy

On 1 May 2005, the Campari Group was awarded the Italian distribution contract for the spirits portfolio of the American company Brown-Forman, one of the biggest operators in the sector worldwide.

This agreement covers all the Brown-Forman spirits currently available on the Italian market, including Jack Daniel's Tennessee Whiskey, the world's best-selling American whisky and one of the best-performing premium brands in Italy.

The other brands covered by the agreement are Southern Comfort, the premium bourbon Woodford Reserve, Tuaca (a brandy-based liquor originating in Italy) and Finlandia vodka.

The awarding of the Italian rights to Campari was part of a reorganisation by Brown-Forman of its distribution agreements in some European markets.

This initiative, which gives the Group a synergetic and complementary portfolio, has further strengthened Campari's presence on the Italian market thanks to a wider range of premium spirits.

The agreement also represents a significant opportunity for the Group to increase its presence in its traditional sales channel of bars and restaurants, particularly the most fashionable ones, which are of strategic importance for Campari.

Ordinary shareholders' meeting of the Parent Company

On 29 April 2005, the shareholders' meeting of Davide Campari-Milano S.p.A. approved the results to 31 December 2004.

The shareholders approved total dividends of € 28.1 million, distributed from the 2004 net profit.

Furthermore, the Board of Directors was authorised to purchase, in one or more operations, a number of own shares which, when added to the shares already held by the Company, do not exceed 10% of the share capital.

It was also authorised to sell, in one or more operations, all own shares held or a quantity of shares to be determined by the Board.

The authorisation, granted until 30 June 2006, has two purposes: to service the stock option scheme for the Group's management, and to be used by the Board of Directors in any operations and/or strategic alliances it considers appropriate, including via share swaps.

Extraordinary shareholders' meeting of the Parent Company

The extraordinary shareholders' meeting approved the proposed ten-for-one split of the 29,040,000 outstanding ordinary shares of Davide Campari-Milano S.p.A., worth a nominal € 1.00 each, into 290,400,000 newly-issued ordinary shares with a nominal value of € 0.10, with the same characteristics as the shares currently circulating.

The meeting then voted to amend article 5 of the articles of association, which describes the number of existing shares and their nominal value.

The share capital therefore remains unchanged at € 29,040,000, but is now split into 290,400,000 shares worth a nominal € 0.10 each.

From 9 May 2005, the shares were traded ex-split under the new ISIN code IT0003849244.

The same day was the ex-date for the dividend of € 0.10 (coupon 1), which was calculated based on the new number of shares in circulation; the payment date was 12 May 2005.

SALES PERFORMANCE

Introduction

With the introduction of new international accounting standards, which were used to prepare the half-year report to 30 June 2005, the Campari Group, in line with the practices of the main international operators in the wines and spirits sector, has adopted a strict interpretation of IAS 18 in relation to expenses that may be classed as trade discounts in calculating its revenues.

According to this interpretation, trade allowances for promotional activities carried out by retailers and invoiced to Group companies have been reclassified as discounts, and therefore have a direct impact on net sales.

Previously, these expenses were classified as promotions, and were therefore recorded in the profit and loss account under "advertising and promotional costs."

Sales in the first nine months of 2005 and those of the same period last year are disclosed in accordance with the new interpretation.

Reclassified trade allowances therefore amounted to € 20.5 million in this period and € 18.5 million in the same period of 2004.

All figures in the report are expressed in million euro for ease of reference.

In certain cases, this rounding has resulted in small inconsistencies due to the fact that all figures, especially percentage changes and percentages, are always calculated using the original amounts expressed in thousand euro.

SALES PERFORMANCE IN THE FIRST NINE MONTHS OF 2005

Overall performance

During the first nine months of 2005, the Group's consolidated net sales stood at € 543.3 million representing a 3.3% increase over the corresponding period of last year.

Breakdown of change in sales	€ million	% change (first nine months)
– sales for the period 1 January - 30 September 2005	543.3	
– sales for the period 1 January - 30 September 2004	526.2	
Total change	**17.1**	**3.3%**
of which:		
organic growth before exchange rate effect	11.6	2.2%
external growth	5.8	1,1%
exchange rate effect	–0.3	–0,1%
Total change	**17.1**	**3.3%**

The overall change resulted from organic growth of 2.2%, external growth of 1.1% and a small, negative impact of 0.1% from exchange rates.

The total organic growth of 2.2% was achieved thanks to positive sales performances by nearly all the Group's core brands.

Sales growth in the first nine months of the year was however severely hampered by two products: Campari Mixx, which suffered from the sharp drop in sales in the whole ready-to-drink category, and Lipton Ice Tea, a third-party brand distributed by the Group in Italy.

Stripping out the sales of these two brands, the Group would have seen organic growth of 4.2% and total growth of 5.3%.

Among the Group's brands, sales of SKYY Vodka, Aperol, Cinzano vermouth and Riccadonna sparkling wines put in an excellent performance.

External growth of 1.1% came from sales of third-party brands that the Group began distributing in May, primarily the American whisky Jack Daniel's on the Italian market, and to a lesser extent, the ultra premium gin Martin Miller's in the US.

Lastly, exchange rates had hardly any effect on sales in this period (–0.1%), as the fall in the value of the US dollar (–3.0%) was offset by the sharp rise in the Brazilian real (+15.1%).

Average exchange rates for the period 1 January - 30 September	2005	2004	% change
US$ x 1 €	1.263	1.226	
€ x 1 US$	0.7916	0.8158	–3.0%
BRC x 1 €	3.163	3.641	
e x 1 BRC	0.3162	0.2747	15.1%
CHF x 1 €	1.549	1.548	
€ x 1 CHF	0.6457	0.6461	–0.1%
JPY x 1 €	136.020	133.502	
€ x 1000 JPY	7.3518	7.4905	–1.9%

Sales by region

In the first nine months of the year, positive sales growth was achieved in all regions, albeit at widely differing rates.

The first table below shows the breakdown and growth of net sales by region, while the second breaks down the total change in each region by organic growth, external growth and exchange rate effect.

Sales by region	1 January - 30 September 2005 € million	%	1 January - 30 September 2004 € million	%	% change 2005 / 2004
Italy	265.0	48.8%	264.1	50.2%	0.3%
Europe	100.8	18.6%	95.3	18.1%	5.8%
Americas	152.1	28.0%	143.4	27.2%	6.1%
Rest of the world and duty free	25.4	4.7%	23.4	4.5%	8.4%
Total	**543.3**	**100.0%**	**526.2**	**100.0%**	**3.3%**

Breakdown of % change in sales by region	Total % change 1 January - 30 September	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
Italy	0.3%	1.9%	−1.6%	0.0%
Europe	5.8%	0.0%	5.8%	0.0%
Americas	6.1%	0.3%	5.3%	0.5%
Rest of the world and duty free	8.4%	1.3%	11.3%	−4.2%
Total	**3.3%**	**1.1%**	**2.2%**	**−0.1%**

Sales in **Italy** inched up 0.3% to € 265.0 million in the first nine months of the year, compared to the same period in 2004.

Although still the most important market by far, sales in Italy declined from 50.2% to 48.8% of the Group total.

Italy benefited from a positive 1.9% contribution from external growth after the Group started distributing Jack Daniel's and other Brown-Forman brands, but also suffered from a contraction of 1.6% in organic sales.

As mentioned above, sales were heavily affected by the poor performance of Campari Mixx and Lipton Ice Tea, two low-margin products whose sales are concentrated almost entirely in Italy.

It is worth mentioning that, stripping out the negative effect of these two products, sales in Italy would have shown total growth of 3.9%, including organic growth of 1.7% (rather than a fall of 1.6%).

Among the main brands, sales of Aperol and Cinzano vermouth were particularly strong, while Campari and Crodino showed more modest growth.

Sales of CampariSoda and Cinzano sparkling wine dipped slightly, although it should be noted that their overall performance for the year will depend entirely on sales in November and December.

In **Europe**, the area which represents 18.6% of the Group's total business, net sales for the period increased by 5.8%, buoyed up by the good results achieved in Germany and Switzerland, the two most important markets.

Sales of the core brands Campari and Cinzano sparkling wines also showed satisfactory growth on the German market.

The **Americas**, which represent 28.0% of Group sales, recorded overall growth of 6.1%.

In both the US and Brazil (the two markets which together represent 95% of this area), the sales performance was positive, with organic growth of 5.0% for both areas.

As shown in the two tables below (expressed in euro), the decline in value of the US dollar and the sharp rise in the Brazilian real had opposite effects on these two markets.

Sales in the Americas	1 January - 30 September 2005 € million	%	1 January - 30 September 2004 € million	%	% change 2005 / 2004
US	112.9	74.2%	110.3	77.0%	2.3%
Brazil	31.7	20.8%	26.2	18.3%	20.8%
Other countries	7.5	4.9%	6.8	4.7%	10.4%
Total	**152.1**	**100.0%**	**143.4**	**100.0%**	**6.1%**

Breakdown of % change in sales in the Americas	Total % change 1 January - 30 September	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
US	2.3%	0.4%	5.0%	-3.1%
Brazil	20.8%	0.0%	5.0%	15.8%
Other countries	10.4%	0.0%	11.5%	-1.1%
Total	**6.1%**	**0.3%**	**5.3%**	**0.5%**

Organic growth in the US was driven by sales of the SKYY brand, which were positive overall, comprising double-digit growth for the core brand SKYY Vodka, a decrease in the flavoured vodka range and a positive contribution from SKYY 90, the ultra premium vodka launched on the US market in the first half of the year.

The distribution of Martin Miller's gin, which commenced in 2005, added 0.4% to external growth, whereas the fall in value of the US dollar hit growth by 3.1%.

As a result, the total change in US sales was 2.3%.

In Brazil, organic growth of 5.0% mainly came from sales of Cynar and local brands (especially Dreher aguardiente), whereas sales of Campari were rather sluggish during the period.

It should be borne in mind, however, that 45% of annual sales in Brazil occur in the last quarter.

The substantial increase in the average value of the Brazilian real (+15.8%) meant that sales growth in euro was 20.8%.

Sales growth in the other countries in the Americas, albeit low in absolute terms, was positive both at constant exchange rates (+11.5%) and at actual exchange rates (+10.4%).

Rest of the world and duty free sales, which account for 4.7% of the Group total, increased by 8.4% overall; stripping out the negative exchange rate impact, growth was 11.3%.

Sales growth in Australia and New Zealand was particularly significant, whereas duty free sales, which represent around a third of sales in this area, remained broadly flat.

Sales by business area

In the first nine months of 2005, the Group saw positive growth in its wines and spirits core business, and a decline in soft drinks (although sales of Crodino held up well) and the minor, secondary "other sales" segment.

The first table below shows net sales growth by business area, while the second gives a breakdown of organic growth, external growth and exchange rate movements.

Sales by segment	1 January - 30 September 2005 € million	%	1 January - 30 September 2004 € million	%	% change 2005 / 2004
Spirits	358.3	66.0%	341.8	65.0%	4.8%
Wines	75.6	13.9%	71.4	13.6%	5.9%
Soft drinks	103.3	19.0%	105.5	20.1%	-2.1%
Other sales	6.1	1.1%	7.4	1.4%	-18.4%
Total	**543.3**	**100.0%**	**526.2**	**100.0%**	**3.3%**

Breakdown of % change in sales by segment	Total % change 1 January - 30 September	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
Spirits	4.8%	1.7%	3.1%	0.0%
Wines	5.9%	0.0%	6.5%	-0.6%
Soft drinks	-2.1%	0.0%	-2.1%	0.0%
Other sales	-18.4%	0.0%	-18.5%	0.1%
Total	**3.3%**	**1.1%**	**2.2%**	**-0.1%**

Spirits

Sales of spirits totalled € 358.3 million in the period, an increase of 4.8% compared with the same period last year.

This increase was the result of organic growth of 3.1% at constant exchange rates (or 4.8% after stripping out the effect of the poorly performing Campari Mixx), a positive contribution of 1.7% from external growth, and a total exchange rate effect of zero.

As for the major brands, sales of **Campari** posted modest organic growth of 1.1% (1.7% at actual exchange rates, thanks to the positive exchange rate effect of the Brazilian real).

Trends in each of the three key markets for the Campari brand varied significantly.

In Italy, the brand continued to perform solidly, recording improved sales in a market that is undergoing a temporary slowdown in consumption.

In Brazil, sales of the brand slowed, as expected, following price increases levied during the year.

Note, however, that in this market, over half of the brand's annual sales occur in the fourth quarter.

The above-mentioned rise in the value of the Brazilian real meant that sales growth was very healthy.

In Germany, Campari showed encouraging growth: the brand benefited from a positive comparison with the same period last year, when sales were affected by bad weather, and was also boosted by the first positive signs of a brand recovery.

Sales of the **SKYY** brand (vodkas, flavoured vodkas and SKYY 90) recorded organic growth of 8.8% (or 7.6% excluding the effect of the launch of SKYY 90) in the first nine months of the year.

Stripping out the negative effect of the 3.1% fall in value of the dollar, sales increased by 5.8% over the same period last year.

This buoyant performance was due to steady growth in the United States (+6.2% in local currency), and to exports, which grew at a steady rate of around 30% throughout the period.

On the US market, SKYY Vodka continued to post sound double-digit growth in final consumption, while SKYY flavoured vodkas showed signs of slowing.

For export sales, which represent 15% of the brand's total sales, Canada and Italy remain the two most important markets, but the number of countries in which SKYY Vodka has reached a critical volume of sales is growing, and includes Australia, Mexico, the UK, Germany and more recently, Greece.

Sales of **CampariSoda**, which are almost entirely concentrated in Italy, fell slightly compared to last year (–1.8%), following the postponement to the fourth quarter of consumer promotions that traditionally bring in considerable sales volumes.

Aperol sales remained healthy (+19.2%), thanks to excellent results in Italy – where double-digit growth has been recorded since the acquisition of the brand – and to rising sales in Germany.

As mentioned earlier, sales of **Campari Mixx** were very poor, largely due to the sharp drop in consumption of ready-to-drink products in Italy.

Italy is now the only active market for this product since the Group suspended distribution to other European markets early last year following the sharp rise in duty on ready-to-drink products.

Campari Mixx maintained its share of the Italian market.

The decline in sales – over 60% compared to last year – was exacerbated by a comparison with the first half of 2004, when sales of Campari Mixx in Italy benefited from a high sell-in linked to the launch of the two new product lines, Campari Mixx Lime and Campari Mixx Peach.

Moreover, sales on the international markets (which subsequently dwindled to zero) were still relatively significant in the first half of 2004.

Sales of the **Brazilian brands** increased by 4.0% in local currency.

This equates to an increase of 19.7% at actual exchange rates as a result of the rise in value of the Brazilian real.

Sales of **Dreher** aguardiente held up well, while **admix whiskies** (Old Eight, Drury's and Gold Cup) fell slightly.

Cynar sales shot up by 19.4% at constant exchange rates and by 22.4% at actual exchange rates.

This excellent performance was due to the change of distributor in Switzerland and, to a greater extent, to the Brazilian market where, following the expiry of the third-party licensing rights to the Cynar brand in Brazil, Campari do Brasil Ltda. commenced production and distribution of the brand, a leader on the local market.

Sales of **Ouzo 12** were down by 3.1% on the same period last year, as a result of the slight downturn in Greece and Germany, its two main markets.

In Greece, sales by volume were up on 2004, following the successful launch of new packaging during the year.

In value terms, however, they were affected by an unfavourable comparison with the period covering the Olympic Games, when higher-priced gift packs made a much greater percentage contribution to sales.

In Germany, the introductory phase of the new packaging caused sales to slow temporarily, while market data show a steady increase in consumption.

Sales of **Zedda Piras** liqueurs, which are distributed solely on the Italian market, grew by 4.6%, overall: in Sardinia the trend was stable, while the rest of Italy saw growth.

Sales of the principal **non-Group brands** were as follows:

- 12.2% growth in the United States (in local currency) for **1800 Tequila** (+8.9% at actual exchange rates)
- broadly stable at –0.2% for **Jägermeister** in Italy
- an overall decline of 12.1% for **Scotch whiskies** (–13.2% at actual exchange rates), due in large part to the Cutty Sark label in the United States.

Wines

Net wine sales in the first nine months of 2005 stood at € 75.6 million, a rise of 6.5% at constant exchange rates, or 5.9% after stripping out the negative exchange rate effect.

A satisfactory performance by all the major brands contributed to the positive sales growth in this segment.

Particularly noteworthy were sales of Cinzano vermouth, which posted growth of 15.0% (+14.9% at constant exchange rates).

The most significant growth came from Italy, Spain, Russia and Poland.

Sales of **Cinzano sparkling wines** increased by 3.3% (+3.1% at constant exchange rates).

Germany saw particularly healthy sales following the launch of new packaging in July 2005.

The upturn in sales on this market enabled the brand to regain the ground lost in June, and to close the first nine months with positive growth.

The slight decline in performance in Italy does not give cause for alarm at the moment, as sales are strongly seasonal and mainly occur in the fourth quarter.

Sales of **Sella & Mosca** wines were broadly stable: a slight increase in volumes during the period was offset by a decline of 0.4% in net sales by value.

However, strong sales continued to be recorded by **Riccadonna**, acquired at the beginning of last year by the Group, which already distributed it on some of the main international markets.

The increase of 32.1% at constant exchange rates (27.5% at actual exchange rates) was mainly due to excellent results in Australia and, to a lesser extent, to the expansion of European distribution.

Sales of **Mondoro** also increased by 15.3% at constant exchange rates (+15.6% at actual exchange rates) in the period, thanks to the expansion of distribution into new markets.

Soft drinks

From January to September 2005, total sales of soft drinks stood at € 103.3 million, a 2.1% drop on the same period last year.

Whilst sales of traditional soft drinks were poor, **Crodino,** a non-alcoholic aperitif included in this segment, enjoyed growth of 3.3%. Crodino continues to show volume growth and increased market share in Italy, which accounts for 95% of sales, thanks to its strong brand reputation.

Following a decline that lasted until 30 June, sales of **Lemonsoda, Oransoda and Pelmosoda** performed well in the third quarter, and were broadly stable over the nine months compared to last year (–0.1%).

Mineral waters declined by 2.5%, while **Lipton Ice Tea** (a third-party brand distributed in Italy) slumped by 11.3%.

Please note that this brand represents a not insignificant one-third of total soft drink sales.

Other sales

This minor segment includes revenues from co-packing and sales to third parties of raw materials and semi-finished goods. It represents around 1% of the Group's sales.

In the first nine months of the year, "other sales" came in at € 6.1 million, a decline of 18.4% compared with last year, attributable to both activities.

Sales performance in the third quarter of 2005

Consolidated net sales of spirits in the third quarter totalled € 179.4 million, an increase of 4.6% compared with the same period of last year.

Organic growth before the exchange rate effect was 1.0% (or +2.6% after stripping out the poor performances of Lipton Ice Tea and Campari Mixx); a greater contribution to the quarter's total sales came from external growth (2.6%) as the Group began distributing Jack Daniel's and other Brown-Forman brands on the Italian market, and Martin Miller's gin in the US.

Lastly, the changes in the average exchange rates also had a positive effect of 1.0% on the quarter's results, thanks to the sharp rise in value of the Brazilian real (over 20%) and the very slight depreciation of the US dollar.

Breakdown of change in sales	€ million	% change third quarter 2004
– net sales in the third quarter of 2005	179.4	
– net sales in the third quarter of 2004	171.5	
Total change	**7.9**	**4.6%**
of which:		
organic growth before exchange rate effect	1.8	1.0%
external growth	4.5	2,6%
exchange rate effect	1.6	1,0%
Total change	**7.9**	**4.6%**

The rise in sales in the third quarter occurred in all regions, with the sole exception of Europe, which saw a slight decline (–0.4%).

Sales in Italy, which saw overall growth of 4.4%, benefited from the strong contribution of external growth (5.1%); without this, sales would have fallen by 0.7%, entirely attributable to the sharp decline shown by Lipton Ice Tea and Campari Mixx (+2.5% stripping out this effect).

Sales to the Americas and the rest of the world showed organic growth of 2.7% and 11.3% respectively, stripping out exchange rate effects and the contribution of the new brands distributed in those regions.

Net sales by region	Third quarter 2005		Third quarter 2004		% change
	€ million	%	€ million	%	2005 / 2004
Italy	79.3	44.2%	76.0	44.3%	4.4%
Europe	36.4	20.3%	36.6	21.3%	–0.4%
Americas	52.8	29.4%	49.1	28.6%	7.6%
Rest of the world and duty free	10.9	6.0%	9.9	5.8%	9.5%
Total	**179.4**	**100.0%**	**171.5**	**100.0%**	**4.6%**

Breakdown of % change in sales by region	Total change third quarter	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
Italy	4.4%	5.1%	–0.7%	0.0%
Europe	–0.4%	0.0%	–0.3%	–0.1%
Americas	7.6%	0.7%	2.7%	4.3%
Rest of the world and duty free	9.5%	2.5%	11.3%	–4.4%
Total	**4.6%**	**2.6%**	**1.0%**	**1.0%**

A breakdown by business area shows that wines and spirits grew by 6.3% and 6.1% respectively, while soft drinks and "other sales" fell.

An analysis of the three components of the total change (organic growth, external growth and exchange rate movements) reveals significant differences.

Wines achieved significant organic growth of 6.9%, chiefly due to good performances by the Cinzano and Riccadonna sparkling wines and Sella & Mosca wines.

Spirit sales benefited mainly from the contribution of external growth and the positive exchange rate effects relating to the Brazilian currency.

Organic growth of 0.3% was negatively affected by the poor performance of Campari Mixx (without this, organic growth would have been 1.8%).

Among the Group's core brands, quarterly sales were positive for Aperol, SKYY Vodka and the Brazilian brands, while Campari and CampariSoda fell back to a certain extent.

Sales by segment	Third quarter 2005		Third quarter 2004		% change
	€ million	%	€ million	%	2005 / 2004
Spirits	115.2	64.2%	108.5	63.3%	6.1%
Wines	29.9	16.6%	28.1	16.4%	6.3%
Soft drinks	31.5	17.6%	31.9	18.6%	–1.3%
Other sales	2.9	1.6%	3.0	1.7%	–4.6%
Total	**179.4**	**100.0%**	**171.5**	**100.0%**	**4.6%**

Breakdown of % change in net sales by segment	Total change third quarter	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
Spirits	6.1%	4.2%	0.3%	1.7%
Wines	6.3%	0.0%	6.9%	–0.6%
Soft drinks	–1.3%	0.0%	–1.3%	0.0%
Other sales	–4.6%	0.0%	–4.6%	0.0%
Total	**4.6%**	**2.6%**	**1.0%**	**1.0%**

PREPARATION CRITERIA

In accordance with the provisions of Regulation (EC) 1606/2002 dated 19 July 2002, the Campari Group adopted international accounting standards (IAS / IFRS) from 1 January 2005.

As a result, this quarterly report as at 30 September 2005 was prepared by applying the valuation and measurement criteria set by IAS / IFRS and adopted by the European Commission.

The same criteria were adopted for preparing comparison profit and loss accounts and balance sheets.

For the reconciliation of the net profit and shareholders' equity figures relating to the consolidated accounts for 2004, please refer to the Appendix of the half-year report to 30 June 2005.

The effects of the transition to IAS / IFRS are also shown in the Appendix to this third-quarter report, together with the reconciliations required by IFRS 1 (First-Time Adoption of International Financial Reporting Standards) for the period to 30 September 2004, presented for comparative purposes and accompanied by the related explanatory notes.

The accounting principles applied in the preparation of the report to 30 September are the same as those used to prepare the opening balances of the consolidated accounts at 1 January 2004 under IAS / IFRS, and the 2004 profit and loss account and balance sheet, reclassified in accordance with IAS / IFRS.

For a description of the main standards adopted by the Group, please refer to the Appendix to the half-year report to 30 June 2005.

It should be noted that the valuation and measurement of accounting figures presented in this report are based on international accounting standards and related interpretations currently in effect.

Thus, these figures could be revised to reflect changes that may occur before 31 December 2005 as a result of the European Commission's future approval of new standards, new interpretations or guidelines issued by the International Financial Reporting Interpretation Committee (IFRIC).

The quarterly report and consolidated financial statements for the period to 30 September 2005 have been prepared in accordance with Issuer Regulation 11971/1999, as amended by Consob resolution 14990 of 14 April 2005.

In particular, as provided for in article 82 ("Quarterly reports") of the aforementioned regulation, this report is not subject to audit, and has been prepared in accordance with Appendix 3D.

The quarterly report to 30 September 2005 was authorised for publication by resolution of the relevant administrative body on 14 November 2005.

Basis of consolidation

The consolidated quarterly report includes the profit and loss accounts and balance sheets of the Parent Company and Italian and foreign subsidiaries at 30 September, which were prepared in accordance with international accounting standards.

Joint ventures and companies over which the Group exercises a significant influence are consolidated using the equity method.

No significant changes occurred in respect of the basis of consolidation in the first nine months of 2005.

However, please note that the Group completed the acquisition of a further 30.1% of Skyy Spirits, LLC in February 2005.

As a result of this acquisition, the Group's stake in Skyy Spirits, LLC at 30 September 2005 was 89%.

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE FIRST NINE MONTHS OF 2005

	30 September 2005		30 September 2004		Change
€ million	€ million	%	€ million	%	%
Net sales	**543.3**	**100.0%**	**526.2**	**100.0%**	**3.3%**
Cost of goods sold	(228.2)	(42.0%)	(222.0)	(42.2%)	2.8%
Gross profit	**315.1**	**58.0%**	**304.2**	**57.8%**	**3.6%**
Advertising and promotional costs	(92.3)	(17.0%)	(88.1)	(16.7%)	4.8%
Sales and distribution costs	(64.2)	(11.8%)	(62.1)	(11.8%)	3.4%
Trading profit	**158.6**	**29.2%**	**153.9**	**29.3%**	**3.1%**
General and administrative expenses and other operating expenses and income	(39.0)	(7.2%)	(39.7)	(7.5%)	(1.8%)
EBIT before one-offs	**119.5**	**22.0%**	**114.3**	**21.7%**	**4.5%**
One-offs	3.5	0.6%	1.4	0.3%	150.0%
EBIT	**123.1**	**22.7%**	**115.7**	**22.0%**	**6.4%**
Net financial income (charges)	(6.8)	(1.3%)	(6.7)	(1.3%)	1.5%
Profit (loss) of companies valued at equity	(0.4)	(0.1%)	(1.2)	(0.2%)	(66.7%)
Profit before tax	**115.8**	**21.3%**	**107.8**	**20.5%**	**7.4%**
Minority interests	(3.1)	(0.6%)	(11.3)	(2.1%)	(72.6%)
Group profit before tax	**112.8**	**20.8%**	**96.6**	**18.4%**	**16.8%**
Other information:					
Total depreciation and amortisation	(12.8)	(2.4%)	(12.7)	(2.4%)	0.8%
EBITDA	**135.9**	**25.0%**	**128.4**	**24.4%**	**5.8%**
EBITDA before extraordinary income and charges	**132.4**	**24.4%**	**127.0**	**24.1%**	**4.3%**

The **net sales** performance for the first nine months of 2005 and the changes compared to last year are covered in more detail in the sections above.

With regard to other items on the profit and loss account, the **cost of goods sold** in the period accounted for 42.0% of sales, slightly below last year's figure of 42.2%.

The cost of materials, which represents the largest portion of this item and is entirely variable, was in line with last year: even though the third quarter saw price increases of certain raw materials, average unit costs for the first nine months compared favourably with the same period of 2004. The impact on the cost of materials of the varying profitability of products sold was slightly negative, as wines performed better than spirits, and because of the high proportion of distributed products within the spirits segment.

Production costs fell slightly as a proportion of sales and edged up by 0.8% in absolute terms.

This result can be considered very positive, given the following events that took place between May and September:

- suspension of production of CampariSoda and then Campari at the Sesto San Giovanni plant;
- the transfer of production lines to the Novi Ligure plant and their subsequent preparation phase;
- the start-up of production at Novi Ligure.

The Group will not, therefore, reap the full benefits of the synergies expected to be released by the industrial restructuring programme until 2006.

Advertising and promotional costs were higher in the first nine months of 2005 than in the same period last year, rising as a percentage of sales from 16.7% to 17.0%. This figure was, however, 0.3 percentage points below that recorded at 30 June 2005.

These costs are likely to be proportionally higher in the fourth quarter of the year, the most important for Group sales, although for the full year they should remain in line with 2004.

Sales and distribution costs increased by 3.4% (but remained unchanged at 11.8% of sales), owing to the combination of an increase in sales and marketing costs and a decrease in transport costs.

Trading profit for the first nine months of 2005 was € 158.6 million, up 3.1% versus last year, resulting from organic growth of 4.0%, external growth of 0.2% (new distribution agreements) and a negative exchange rate effect of 1.1%.

General and administrative expenses and **other operating income and charges** fell both in absolute terms and as a percentage of sales, from 7.5% of sales in the first nine months of 2004 to 7.2% this year.

General expenses alone rose slightly, but the profit and loss account for this year has benefited from greater windfall gains and other operating income.

With the adoption of the new international accounting standards (IAS 38), the value of consolidation differences and trademarks with an indefinite life may no longer be amortised.

Consequently, the item "goodwill and trademark amortisation" does not appear in the profit and loss account prepared using IAS/IFRS in the two periods under comparison.

EBIT before extraordinary income and charges was € 119.5 million in the first nine months of 2005, an increase of 4.5% compared to the same period last year.

This measure of profitability has been introduced into the new format of the profit and loss account adopted by the Campari Group in order to provide continuity of analysis with respect to profitability indicators used previously in compliance with national accounting standards (namely "EBIT").

The introduction of international accounting standards has meant that some income and charges items considered "extraordinary" according to the standards previously in use must now be reclassified above the EBIT figure.

These include capital gains and losses, write-downs of non-current assets and restructuring provisions.

Extraordinary income and charges therefore continue to be recorded in a separate item, between EBIT before extraordinary income and charges and EBIT.

Note too that, as goodwill and trademark amortisation is no longer reported, the "EBITA" item previously in use is now equivalent to the "EBIT before extraordinary income and charges" item.

Extraordinary income and charges were positive to the tune of € 3.5 million in the first nine months of 2005, mainly due to a capital gain generated by the sale of real estate in Switzerland (€ 1.9 million) and a windfall gain relating to an acquisition made in Brazil in 2001 (€ 1.4 million).

In the first nine months of last year, this item showed a net positive balance of € 1.4 million.

EBIT was € 123.1 million in the first nine months of 2005, an increase of 6.4% compared to the same period of last year. The EBIT margin expanded from 22.0% to 22.7%.

Depreciation and amortisation, unchanged compared to last year, totalled € 12.8 million, of which € 11.4 million related to the depreciation of tangible assets and € 1.4 million to the amortisation of intangible assets.

Note that following the adoption of IAS / IFRS, the amortisation of intangible assets no longer includes goodwill and trademark amortisation, which accounted for most of the amortisation recorded in the profit and loss account prepared according to Italian accounting standards.

EBITDA rose by 5.8% compared with the first nine months of 2004, to € 135.9 million.

EBITDA before extraordinary income and charges increased by 4.3% to € 132.4 million.

This figure was lower – and grew by a smaller amount – than the EBITDA figure, because the income and charges not included showed a net positive balance and were higher than in the same period of 2004.

The items in the profit and loss account shown below the EBIT line that affect pre-tax profit are financial charges and the profits (losses) of companies consolidated using the equity method.

Net financial charges totalled € 6.8 million in the first nine months of this year, € 0.1 million higher than in the same period of 2004, owing to higher average debt in 2005 following the acquisition of a 30.1% stake in Skyy Spirits, LLC (completed at the end of February), which was only partially offset by a positive exchange rate effect.

US dollar depreciation reduced the value of financial charges relating to the debt denominated in this currency, while appreciation of the Brazilian real increased the value of interest accrued in Brazil, where the operations in question are cash positive.

The Group's portion of **profits or losses of companies valued at equity** showed a net loss of € 0.4 million in the first nine months of 2005, compared to a loss of € 1.2 million last year.

The four companies consolidated using the equity method are trading companies that distribute products made by the Group and its partners in Europe's main markets, such as Belgium, the Netherlands, the UK and Spain.

Profit before taxes grew by 7.4% compared to the same period of last year, to € 115.8 million.

The consolidated results set out above do not include taxes and net profit.

However, for the purpose of providing a more complete and accurate picture, the portion of profit before tax attributable to the Group (i.e. minus minority interests) is shown.

In the period under review, the portion of profit relating to **minority interests** was € 3.1 million, substantially lower than last year's figure of € 11.2 million.

This item consists almost exclusively of the portion of profits generated by Skyy Spirits, LLC; it decreased following the Group's acquisition, completed at the end of February, of a further 30.1% of the company.

As a result, **net profit before taxes attributable to the Group** for the first nine months of 2005 was € 112.8 million, representing a significant increase of 16.8%.

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE THIRD QUARTER OF 2005

€ million	Third quarter 2005 € million	%	Third quarter 2004 € million	%	Change %
Net sales	**179.4**	**100.0%**	**171.5**	**100.0%**	**4.6%**
Cost of goods sold	(77.9)	(43.4%)	(73.1)	(42.6%)	6.6%
Gross profit	**101.5**	**56.6%**	**98.4**	**57.4%**	**3.2%**
Advertising and promotional costs	(29.5)	(16.4%)	(29.5)	(17.2%)	0.0%
Sales and distribution costs	(21.0)	(11.7%)	(19.2)	(11.2%)	9.4%
Trading profit	**51.1**	**28.5%**	**49.8**	**29.0%**	**2.6%**
General and administrative expenses and other operating expenses and income	(12.5)	(7.0%)	(11.7)	(6.8%)	6.8%
EBIT before one-offs	**38.6**	**21.5%**	**38.1**	**22.2%**	**1.3%**
One-offs	0.9	0.5%	0.1	0.1%	
EBIT	**39.5**	**22.0%**	**38.2**	**22.3%**	**3.4%**
Net financial income (charges)	(2.1)	(1.2%)	(2.4)	(1.4%)	(12.5%)
Profit (loss) of companies valued at equity	(0.2)	(0.1%)	(0.4)	(0.2%)	(50.0%)
Profit before tax	**37.2**	**20.7%**	**35.4**	**20.6%**	**5.1%**
Minority interests	(1.2)	(0.7%)	(4.9)	(2.9%)	(75.5%)
Group profit before tax	**36.0**	**20.1%**	**30.5**	**17.8%**	18.0%
Other information:					
Total depreciation and amortisation	(4.3)	(2.4%)	(4.3)	(2.5%)	
EBITDA	**43.8**	**24.4%**	**42.5**	**24.8%**	**3.1%**
EBITDA before extraordinary income and charges	**42.9**	**23.9%**	**42.4**	**24.7%**	**1.2%**

The consolidated profit and loss account of the Campari Group for the third quarter of 2005 shows an improvement in results compared to the same quarter of 2004, with an increase of 3.4% in EBIT and a rise of 18% in the Group's profit before tax.

EBIT growth was however slightly lower than in both the first half and first nine months of the year.

This slowdown was chiefly due to the sales mix, increases in the price of raw materials and a short-term increase in fixed costs; the result did however benefit from a lower incidence of advertising and promotional costs.

Sales grew 4.6% over the quarter, compared to 3.3% in the first half of the year, with a greater contribution from external growth following new distribution agreements.

Profit before tax grew by 5.1%, partly as a result of lower financial charges and lower losses relating to affiliated companies.

Minority interests were markedly lower following the acquisition of 30.1% of Skyy Spirits, LLC.

As a result, the Group's portion of net profit before taxes was € 36 million in the third quarter, an increase of 18%.

NET DEBT

The table below shows net debt for the Campari Group at 30 September 2005, which is compared with that of 30 June 2005 and 1 January 2005.

A comparison with the figures at 1 January 2005 and 31 December 2004 shows the changes resulting from the application of IAS 32 and 39 from 1 January 2005, which relate to the accounting of financial instruments at fair value.

The net financial position does not include own shares held by the Parent Company, which totalled € 29.3 million at 30 September 2005, € 30.3 million at 30 June 2005 and € 29.8 million at 1 January 2005.

€ million	30 September 2005	30 June 2005	1 January 2005
Cash and bank	222.3	198.5	239.5
Marketable securities	20.9	22.0	6.5
Cash flow hedging	0.4	0.3	0.7
Payables to banks	(118.2)	(117.1)	(56.7)
Real estate lease payables (short - term)	(3.0)	(3.0)	(2.9)
Bonds (current portion)	(3.3)	(3.3)	(2.9)
Interest on bonds	(4.3)	(9.3)	(8.3)
Net interest receivable / payable for swaps on bond issues	1.4	3.7	3.4
Short-term debt	**116.3**	**91.8**	**179.1**
Payables to banks	(28.4)	(28.3)	(3.6)
Financial payables for cross currency swaps on bond issues	(30.5)	(23.6)	(59.4)
Financial receivables for interest rate swaps on private placement	6.9	10.4	9.6
Real estate lease payables	(19.8)	(20.5)	(22.0)
Bonds	(228.7)	(235.9)	(200.0)
Private placement	(141.8)	(148.2)	(132.1)
Other financial payables	(1.5)	(1.5)	(1.6)
Medium-/long-term debt	**(443.8)**	**(447.6)**	**(409.1)**
Net debt	**(327.5)**	**(355.8)**	**(230.0)**

Net debt at 30 September 2005 was € 327.5 million, a decrease of € 28.3 million compared to 30 June 2005; the improvement was mainly due to free cash flow generated in the period.

Exchange rate fluctuations had a marginal effect on the total change between the two periods.

Net debt rose by € 97.5 million, however, compared to the figure at 1 January 2005; this was mainly due to the significant investment (€ 118.2 million) made by Redfire, Inc. in February 2005 for the acquisition of a further 30.1% share in Skyy Spirits, LLC.

Exchange rate fluctuations also had a negative effect of € 18.1 million on net debt at 30 September 2005, mainly due to the to the debt denominated in US dollars (recorded by Redfire, Inc. and Skyy Spirits, LLC) and the 13% drop in the Euro / US dollar exchange rate between 31 December 2004 and 30 September 2005, from 1.3604 to 1.2042.

OPERATING WORKING CAPITAL

The two tables below provide information relating to operating working capital as at 30 September 2005, and at 31 December and 30 September 2004 for comparison purposes.

€ million	30 September 2005	31 December 2004	Change	Change %
Trade receivables	168.7	180.7	(12.0)	
Inventories	164.8	114.4	50.4	
Payables to suppliers	(136.5)	(142.1)	5.6	
Operating working capital	**197.0**	**153.0**	**44.0**	**28.8%**

Operating working capital rose € 44 million in the first nine months of the year: note that, stripping out the exchange rate effect, which significantly reduced the value of the subsidiary Campari do Brasil Ltda., the increase compared to 31 December 2004 was € 28.3 million, or 16.8%.

During the period, trade receivables and payables to suppliers fell, as a result of the seasonal nature of the Group's business, which sees most sales concentrated into the last two months of the calendar year; in contrast, inventories, which are likewise at their lowest at the end of the year, were particularly high at the end of September 2005, owing to the storage of finished products following the closure of the Sesto San Giovanni plant and the launch in October of production at the new facility in Novi Ligure.

€ million	30 September 2005	30 September 2004	Change	Change %
Trade receivables	168.7	139.3	29.4	
Inventories	164.8	139.0	25.8	
Payables to suppliers	(136.5)	(123.2)	(13.3)	
Operating working capital	**197.0**	**155.1**	**41.9**	**27.0%**
12 - month moving average of net working capital over sales (%)	25.6%	21.3%		

Net working capital grew by € 41.9 million compared to the same period last year, due to an increase in trade receivables and inventories that was only partly offset by a rise in payables to suppliers.

Again, the revaluation of the Brazilian real, and to a lesser extent the US dollar, had a significant impact on growth of operating working capital, which, excluding the exchange rate effect, would have totalled € 35.2 million, a 21.7% increase.

Growth in inventories was chiefly due to the factors outlined above concerning the transfer of production of Campari and CampariSoda to the new facility, as well as to new distribution agreements for third-party brands.

Growth in trade receivables, which were partly affected by an expansion in the basis of consolidation, was also due to short-term technical factors that will have no impact in the fourth quarter.

EVENTS TAKING PLACE AFTER 30 SEPTEMBER 2005

No significant events have taken place since 30 September 2005.

OUTLOOK

Campari Group sales are mostly concentrated in the last quarter of the year, owing to the nature of the business itself (as regards spirits and in particular wines) and that of certain markets (especially Brazil), and we therefore do not have complete visibility on results for the full year.

Nevertheless, we believe that the Group will register a satisfactory performance in 2005, despite difficult conditions on the Group's main markets.

In light of this, we believe that the expected recovery of European markets and renewed consumer confidence, combined with the strength of the Group's brands, will lead to greater growth in the medium term.

APPENDIX – TRANSITION TO INTERNATIONAL ACCOUNTING STANDARDS (IAS/IFRS)

In accordance with the provisions of Regulation (EC) 1606/2002 of July 2002, the Campari Group adopted the international accounting standards (IAS / IFRS) issued by the International Accounting Standards Board from 1 January 2005.

This Appendix shows reconciliations between the profit and loss account and shareholders' equity figures calculated according to Italian accounting standards, and those resulting from the application of IAS / IFRS for the preceding comparison periods, as required by IFRS 1 (First-Time Adoption of International Financial Reporting Standards), as well as the related explanatory notes.

For the reconciliation of the net profit and shareholders' equity figures relating to the consolidated accounts for 2004, please refer to the Appendix of the half-year report to 30 June 2005.

This Appendix has been prepared solely for the purposes of the transition to IAS / IFRS and the preparation of the Group's first full consolidated accounts according to these standards.

Therefore, the report does not include all statements, comparative information and related explanatory notes that would be necessary to provide a complete representation, in accordance with IAS / IFRS, of the Campari Group's balance sheet and profit and loss account at 31 December 2004.

First-time adoption of international accounting standards

The Campari Group has applied the international accounting standards retrospectively, except where exemptions granted by IFRS 1 have been applied.

Specifically, the accounting options adopted by the Group for the first-time application of the international accounting standards are as follows:

- **business combinations**: the Group chose not to apply IFRS 3 (Business Combinations) retrospectively to the transactions that took place before the date of transition to IAS / IFRS (1 January 2004); goodwill and trademark amortisation have therefore not been calculated since 1 January 2004;
- **fair value or revaluation as deemed cost**: the Group chose to maintain the historical cost as an alternative to fair value or revalued cost at the date of transition, maintaining the revaluations carried out before 1 January 2004; at the date of revaluation, the new value was comparable to the fair value;
- **employee benefits**: the Group decided to recognise all cumulative actuarial gains and losses as of 1 January 2004, resulting from the valuations of employee benefits as defined benefit plans;
- **cumulative translation differences**: the Group reset to zero the cumulative translation differences resulting from the consolidation of foreign subsidiaries outside the eurozone as of the date of transition to IAS / IFRS (1 January 2004);
- **financial instruments**: the Group opted to apply IAS 39 (Financial Instruments: Recognition and Measurement) and IAS 32 (Financial Instruments: Disclosure and Presentation), from 1 January 2005;
- **share-based payments**: in the case of equity-settled transactions, the Group applied IFRS 2 (Share-based Payments) to the allocation of stock options issued after 7 November 2002, which had not matured when IFRS 2 came into force (1 January 2005);
- **non-current assets held for sale:** the Group chose to apply IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) in advance to periods ending before the effective date of IFRS 5 (1 January 2005).

Note that the valuation and measurement of figures shown in the reconciliation statements below are based on international accounting standards and the interpretations thereof currently in force; these figures could therefore be revised to reflect changes that may occur before 31 December 2005 as a result of the European

Commission's future approval of new standards, new interpretations or guidelines issued by the International Financial Reporting Interpretation Committee (IFRIC).

Reconciliations required by IFRS 1

In compliance with the requirements of IFRS 1, this Appendix illustrates the reconciliation between the profit and loss account figures for the first nine months of 2004 and third quarter of 2004, and the shareholders' equity figure at 30 September 2004, prepared according to Italian accounting principles, with the corresponding values reclassified under IAS / IFRS.

The figures provided in this Appendix are unaudited.

Reconciliation of Group shareholders' equity as of 30 September 2004

(€ thousand)	Note	30 September 2004
Group shareholders' equity according to Italian accounting standards		**567,449**
Start-up and expansion costs and other intangible fixed assets	A	(2,623)
Goodwill and trademarks	B	26,294
Land	C	33
Benefits to employees	D	1,677
Agent severance reserve	E	1,221
Reserve for risks and future liabilities	F	1,207
Stock options	G	–
Net deferred tax assets (liabilities) on adjustments	H	(5,683)
Total adjustments		***22,126***
Less portion of adjustments pertaining to minorities		(95)
Group shareholders' equity according to IAS / IFRS		**589,480**
Minority interests		3,786
Total shareholders' equity according to IAS / IFRS		**593,266**

Effects of the transition to IAS / IFRS on the profit and loss account for the first nine months of 2004

(€ thousand)	Italian accounting standards (*)	Effect of the transition to IAS/IFRS: Reclassification owing to changes in accounting treatment	Reclassification	Note	Adjustments	Note	IAS/IFRS	
Net sales	**544,656**	**–**	**(18,509)**	i	**–**		**526,147**	**Net sales**
Cost of materials	(182,641)							
Production costs	(39,405)							
Total cost of goods sold	(222,046)	–	–		54		(221,992)	Cost of goods sold
Gross profit	**322,610**	**–**	**(18,509)**		**54**		**304,155**	**Gross profit**
Advertising and promotional costs	(106,700)	–	18,509	i	77		(88,114)	Advertising and promotional costs
Sales and distribution costs	(62,124)	–	–		–		(62,124)	Sales and distribution costs
Trading profit	**153,786**	**–**	**–**		**131**		**153,917**	**Trading profit**
General and administrative expenses	(38,700)	(1,104)	151	ii	(5)		(39,658)	General and administrative expenses and other operating expenses and income
Other operating income	1,259	(1,259)	–		–		–	
Goodwill and trademarkamortisation	(26,372)	78	–		26,294	B	–	
	–	–	1,439	iii	2		1,441	Capital gains and losses, write-downs of non-current assets
EBIT before non-recurring costs	**89,973**	**(2,285)**	**1,590**		**26,422**		**115,700**	
Non-recurring costs	(2,285)	2,285	–		–		–	
EBIT	**87,688**	**–**	**1,590**		**26,422**		**115,700**	**Operating income**
Net financial income (charges)	(6,275)	–	(151)	ii	(291)		(6,717)	Net financial income (charges)
	–	–	(1,157)	iv	–		(1,157)	Profit (losses) relating to companies valued at equity
Other non-operating income (charges)	282	–	(282)	iii, iv	–		–	
Profit before tax	**81,695**	**–**	**–**		**26,131**		**107,826**	**Profit before tax**
Minority interests	(11,169)	11,169	–		–		–	
Group profit before tax	**70,526**	**11,169**	**–**		**26,131**		**107,826**	
Tax	(26,670)	–	–		(4,986)	H	(31,656)	Tax
Group net profit	**43,856**	**11,169**	**–**		**21,145**		**76,170**	**Net profit**
		(11,169)	–		(95)		(11,264)	Minority interests
		–	**–**		**21,050**		**64,906**	**Group net profit**

(*) reclassified figures shown in the quarterly report for the period ending 30 September 2004

Effects of the transition to IAS / IFRS on the profit and loss account for the third quarter of 2004

		Effect of the transition to IAS/IFRS						
(€ thousand)	Italian accounting standards (*)	Reclassification owing to changes in accounting treatment	Reclassification	Note	Adjustments	Note	IAS/IFRS	
Net sales	**177,279**	**–**	(5,758)	i	**–**		**171,521**	**Net sales**
Cost of materials	(60,209)	–	–		–			
Production costs	(12,904)	–	–		–			
Total cost of goods sold	(73,113)	–	–		5		(73,108)	Cost of goods sold
Gross profit	**104,166**	**–**	(5,758)		**5**		**98,413**	**Gross profit**
Advertising and promotional costs	(35,241)	–	5,758	i	27		(29,456)	Advertising and promotional costs
Sales and distribution costs	(19,192)	–	–		–		(19,192)	Sales and distribution costs
Trading profit	**49,733**	**–**	**–**		**32**		**49,765**	**Trading profit**
General and administrative expenses	(12,317)	726	49	ii	(120)		(11,662)	General and administrative expenses and other operating expenses and income
Other operating income	942	(942)	–		–		–	
Goodwill and trademark amortisation	(8,767)	–	–		8,767	B	–	
	–	–	92	iii	2		94	Capital gains and losses, write-downs of non-current assets
EBIT before non-recurring costs	**29,591**	**(216)**	**141**		**8,681**		**38.197**	
Non-recurring costs	(216)	216	–		–		–	
EBIT	**29,375**	**–**	**141**		**8,681**		**38.197**	**Operating income**
Net financial income (charges)	(2,345)	–	(49)	ii	–		(2.394)	Net financial income (charges)
	–	–	(425)	iv	–		(425)	Profit (losses) relating to companies valued at equity
Other non-operating Income (charges)	(333)	–	333	iii, iv	–		–	
Profit before tax	**26,697**	**–**	**–**		**8,681**		**35,378**	**Profit before tax**
Minority interests	(4.896)	4,896	–		–			
Group profit before tax	**21,801**	**4,896**	**–**		**8,681**		**35,378**	
Tax	(8,898)	–	–		(1,712)	H	(10,610)	Tax
Group net profit	**12,903**	**4,896**	**–**		**6,969**		**24,768**	**Net profit**
		(4,896)	–		(31)		(4,927)	Minority interests
		–	**–**		**6,938**		**19,841**	**Group net profit**

(*) reclassified figures shown in the quarterly report for the period ending 30 September 2004

Reconciliation of Group net profit for the first nine months and third quarter of 2004

(€ thousand)	Note	1 January - 30 September 2004	Third quarter 2004
Group net profit according to Italian accounting standards		**43,856**	**12,903**
Start-up and expansion costs and other intangible fixed assets	A	487	148
Goodwill and trademarks	B	26.294	8,767
Land	C	33	11
Benefits to employees	D	(370)	–
Agent severance fund	E	–	–
Reserve for risks and future liabilities	F	(103)	(35)
Stock options	G	(210)	(210)
Net deferred tax assets (liabilities) on adjustments	H	(4,986)	(1,712)
Total adjustments		***21,145***	***6,969***
Less portion of adjustments pertaining to minorities		(95)	(31)
Group net profit according to IAS/IFRS		**64,906**	**19,841**
Net profit attributable to minorities		11,264	4.927
Net profit according to IAS/IFRS		**76,170**	**24,768**

Explanatory notes

The following explanatory notes relate to the main reclassifications on the profit and loss account, and reconciliations made to the Group's shareholders' equity and net profit, following the transition to IAS / IFRS standards.

Reclassifications

i. Net sales

In line with the approach adopted by the sector, the value of product sales to major retailers was determined by disclosing the related revenues net of promotional costs.

Invoiced by the retailer, promotional costs are generally valued according to actual sales volumes and represent an essential condition for the agreement of product sales contracts.

The amount is negotiated at the same time as the sales contract, of which it forms an integral part.

These costs, totalling € 18,509,000 in the first nine months of 2004 and € 5,758,000 in the third quarter of 2004, have thus been reclassified, which has directly reduced the sales figure.

ii Bond issue expenses

Under Italian accounting principles, bonds must be shown at the residual nominal value (principal); any issue premiums or discounts, as well as issue expenses, are deferred and amortised over the bond period.

In accordance with IAS / IFRS principles, however, the value of bonds must be shown net of these costs.

This has led to the reclassification of issue costs capitalised under intangible fixed assets and other non-current assets, which directly reduced the "bonds" figure, as well as the reclassification of the relevant amounts of amortisation, totalling € 151,000 in the first nine months of 2004 and € 49,000 in the third quarter of 2004, from general and administrative expenses to net financial charges.

iii. Other non-operating income (charges)

Under IAS / IFRS, all costs and income are deemed to relate to operating activity, even if they are unforeseen, unrelated to normal activity or non-recurring. Therefore, no cost or income item may be classified as "extraordinary".

This has led to the reclassification of net income amounting to € 1,439,000 in the first nine months of 2004 and € 92,000 in the third quarter of 2004, from "other non-operating income (charges)" to "capital gains and losses, write-downs of non-current assets", which is included in the calculation of EBIT.

IV. Profit relating to companies valued at equity

In accordance with IAS / IFRS standards, the portion of profit or loss relating to affiliated companies or joint ventures valued at equity must be disclosed as a specific item in the profit and loss account.

This has led to the reclassification of amounts under this item (€ –1,157,000 in the first nine months of 2004 and € 425,000 in the third quarter of 2004) from "other non-operating income (charges)" to "portion of profit (loss) relating to companies valued at equity".

Adjustments

A – Start-up and expansion costs and other intangible fixed costs

Under IAS / IFRS, start-up and expansion costs and other intangible fixed assets that do not meet the requirements for recognition as assets are allocated to the profit and loss account.

The effects of this alternative accounting treatment are:

- a decrease in shareholders' equity of € 2,623,000 at 30 September 2004;
- an increase in net profit of € 487,000 in the first nine months of 2004 and of € 148,000 in the third quarter of 2004, as these items are no longer amortised.

B – Goodwill and trademarks

Under IAS / IFRS, goodwill and trademarks may no longer be amortised as they are deemed to be intangible assets with an indefinite useful life.

A test is carried out at least annually to determine whether there has been any loss in value in respect of the book value (impairment test).

As the Group chose not to apply IFRS 3 (Business combinations) retrospectively to the transactions that took place before the date of transition, values for goodwill and trademarks continued to be recorded under Italian accounting standards.

To this end, the cash-generating units relating to goodwill and trademarks were identified. Impairment tests carried out on them confirmed the book values recorded under Italian accounting principles on 1 January 2004.

In addition, the impact of eliminating amortisation on these items, under IAS / IFRS, is shown below:

- an increase in shareholders' equity of € 26,294,000 at 30 September 2004;
- an increase in net profit of € 26,294,000 in the first nine months of 2004 and of € 8,767,000 in the third quarter of 2004.

C – Land

Under Italian accounting principles, land belonging to buildings is depreciated with the buildings, while in accordance with IAS / IFRS, it must be classified separately and may no longer be depreciated.

The effects of this alternative accounting treatment are:

- an increase in shareholders' equity of € 33,000 at 30 September 2004, due to lower depreciation charges;
- an increase in net profit of € 33,000 in the first nine months of 2004 and of € 11,000 in the third quarter of 2004, due to lower depreciation charges.

D – Employee benefits

Italian accounting principles require recognition of the liability for the staff severance fund (TFR) based on the nominal liability accrued, in accordance with statutory regulations in force at the end of the reporting period.

Under IAS / IFRS, the staff severance fund falls under the category of defined benefit plans, which are subject to actuarial valuation to determine the present value of the amounts (payable upon termination of employment) that have accrued to employees at the reporting date.

Under this alternative accounting treatment, all actuarial gains and losses have been recognised, as follows:

- an increase in shareholders' equity of € 1,677,000 at 30 September 2004;
- a decrease in net profit of € 370,000 in the first nine months of 2004, as a result of an increase in allocations to the staff severance fund and the related financial component.

E – Agent severance fund

IAS / IFRS standards require an estimate to be made of the expected liability for payment of the additional compensation due to agents after termination of their contracts, taking into account all factors that could affect this amount.

The amount must also be discounted at an appropriate rate.

Using these criteria for the calculation led to an increase in shareholders' equity of € 1,221,000 at 30 September 2004.

F – Reserve for risks and future liabilities

The recognition of reserves for risks and future liabilities is subject to the existence of specific, objective conditions under IAS / IFRS.

At the date of transition, the Group eliminated the reserve for risks and future liabilities that had been recorded in the accounts under Italian accounting principles, as the new criteria were not met.

The impact of this was:

- an increase in shareholders' equity of € 1,207,000 at 30 September 2004;
- a decrease in net profit of € 103,000 in the first nine months of 2004 and € 35,000 in the third quarter of 2004, as these items are no longer amortised on the profit and loss account.

G – Stock options

IAS / IFRS standards require that the total current value of stock options on the date of issue be recorded in the profit and loss account as a cost.

For this reason, given their nature as a form of staff remuneration, the stock options issued on 8 July 2004 to employees, directors and individuals who regularly work for one or more Group companies are recorded under personnel and services costs.

The cost is calculated with reference to the fair value of the options allocated, determined by applying the Black-Scholes model; the portion relating to the accounting period in question is determined on a pro-rata basis for the period to which the benefit relates (known as the vesting period).

The stock options are recorded at fair value with a contra entry under "stock option reserve".

Under this alternative accounting treatment, net profit in the first nine months of 2004 and the third quarter 2004 was reduced by € 210,000, due to higher personnel costs.

H – Net deferred tax assets (liabilities) on these adjustments

As a result of applying different accounting treatment, required to comply with IAS / IFRS, the recording of deferred tax assets and liabilities to reflect the adjustments detailed above, has had the following impact:

- a decrease in shareholders' equity of € 5,683,000 at 30 September 2004;
- a decrease in net profit of € 4,986,000 in the first nine months of 2004 and € 1,712,000 in the third quarter of 2004.

Please note also that deferred tax liabilities included the impact of the tax deductibility of goodwill amortisation, and totalled € 5,129,000 in the first nine months of the year and € 1,710,000 in the third quarter of 2004.

GRUPPO CAMPARI

COMUNICATO STAMPA

CAMPARI APPROVA I RISULTATI DEI PRIMI NOVE MESI AL 30 SETTEMBRE 2005

Continua il *trend* di crescita delle vendite e di tutti i livelli di redditività

Vendite nette consolidate € 543,3 milioni (+3,3%)

EBITDA € 135,9 milioni (+5,8%)

Risultato operativo € 123,1 milioni (+6,4%)

Utile del Gruppo prima delle imposte € 112,8 milioni (+16,8%)

Milano, 14 novembre 2005 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato la Relazione Trimestrale al 30 settembre 2005. I risultati del Gruppo Campari dei primi nove mesi 2005, redatti secondo i principi contabili IAS / IFRS, sono stati positivi e presentano una crescita delle vendite e di tutti i livelli di redditività rispetto al corrispondente periodo dello scorso anno.

Risultati consolidati	1 gennaio - 30 settembre 2005 € milioni	1 gennaio - 30 settembre 2004 € milioni	Variazione a cambi effettivi	Variazione a cambi costanti
Vendite nette	543,3	526,2	3,3%	3,4%
Margine commerciale	158,6	153,9	3,1%	4,2%
EBITDA prima di oneri e proventi non ordinari	132,4	127,0	4,3%	5,8%
EBITDA	135,9	128,4	5,8%	7,3%
Risultato della gestione ordinaria = EBIT prima di oneri e proventi non ordinari	119,5	114,3	4,5%	6,4%
Risultato operativo = EBIT	123,1	115,7	6,4%	8,2%
Utile del Gruppo prima delle imposte	112,8	96,6	16,8%	18,5%

RISULTATI CONSOLIDATI DEI PRIMI NOVE MESI DEL 2005

Nei primi nove mesi del 2005 le **vendite del Gruppo** sono state pari a **€ 543,3 milioni**, in **crescita del 3,3%** (+3,4% a cambi costanti).

Si precisa che il Gruppo Campari, nell'ambito dell'introduzione dei nuovi principi contabili internazionali, in linea con quanto attuato dai principali operatori internazionali del settore *spirits* e *wines*, ha ritenuto opportuno adottare un'interpretazione rigorosa dello IAS 18, relativamente al tema degli oneri che possono essere assimilati a sconti commerciali ai fini della determinazione dei ricavi. In base all'interpretazione prevalente, i contributi promozionali erogati ai clienti sono stati riclassificati come sconti commerciali, quindi con un impatto diretto sulle "Vendite nette".

La variazione complessiva delle vendite consolidate, esposte in osservanza della nuova interpretazione, è stata generata da una **crescita organica del 2,2%** e da un impatto negativo dei cambi del 0,1%. La **crescita** esterna, pari al **1,1%**, è stata determinata dalle vendite dei *brand* di terzi di cui il Gruppo ha iniziato la distribuzione (Jack Daniel's e gli altri *brand* del Gruppo Brown-Forman sul mercato italiano e, in misura minore, Martin Miller's Gin sul mercato statunitense).

Il **margine commerciale** si è attestato a € 158,6 milioni, evidenziando una **crescita del 3,1%** (+4,2% a cambi costanti) e un'incidenza sulle vendite pari al 29,2%.

L'**EBITDA prima di proventi e oneri non ordinari** è stato di € 132,4 milioni in crescita del 4,3% (+5,8% a cambi costanti) e con un'incidenza sulle vendite pari al 24,4%.

L'**EBITDA** è stato di € 135,9 milioni, in **crescita del 5,8%** (+7,3% a cambi costanti) e con un'incidenza sulle vendite pari al 25,0%.

Il **Risultato della gestione ordinaria (EBIT prima di oneri e proventi non ordinari)** è stato di € 119,5 milioni, in **crescita del 4,5%** (+6,4% a cambi costanti) e con un'incidenza sulle vendite pari al 22,0%.

Il **Risultato Operativo (EBIT)** è stato di € 123,1 milioni, in **crescita del 6,4%** (+8,2% a cambi costanti) e con un'incidenza sulle vendite pari al 22,7%.

Relativamente agli **Ammortamenti**, è opportuno precisare che la voce ammortamenti immateriali, conseguentemente all'adozione degli IAS / IFRS, non include più l'ammortamento relativo all'avviamento e ai marchi.

L'**utile del Gruppo prima delle imposte** è stato di € 112,8 milioni e ha evidenziato un **incremento del 16,8%** (+18,5% a cambi costanti).

Al 30 settembre 2005 l'**indebitamento finanziario netto** è pari a € 327,5 milioni (€ 355,8 milioni al 30 giugno 2005).

VENDITE CONSOLIDATE DEI PRIMI NOVE MESI 2005

Il **segmento *spirit***, che rappresenta il 66,0% del fatturato totale, ha registrato una **variazione positiva delle vendite del 4,8%**, determinata da una **crescita organica del 3,1%** e da una crescita esterna del 1,7%. Il *brand* **Campari** ha registrato una **crescita del 1,1%** a cambi costanti (+1,7% dopo l'effetto cambi). Le vendite di **SKYY Vodka, inclusive dei *flavour*,** hanno registrato una **crescita del 8,8%** a cambi costanti (+5,8% a cambi effettivi), grazie a un positivo andamento sia negli Stati Uniti (+6,2% a cambi costanti) sia nei mercati internazionali (intorno al 30% a cambi costanti). Con riferimento alle altre marche principali, il segmento *spirit* ha beneficiato dell'andamento decisamente positivo di **Aperol** (**+19,2%**), di **Cynar** (**+19,4%** a cambi costanti), dei ***brand* brasiliani** (**+4,0%** a cambi costanti) e dei liquori **Zedda Piras** (**+4,6%**). **CampariSoda** ha registrato una flessione del **1,8%**, mentre **Ouzo 12** è risultato in diminuzione del **3,1%** a cambi costanti. Relativamente ai *brand* in licenza, si segnala il positivo andamento di ***tequila* 1800** (**+12,2%** a cambi costanti).

Il **segmento *wine***, pari al 13,9% del fatturato totale, ha registrato una **crescita del 5,9%**, determinata da una **variazione organica positiva del 6,5%** e da un impatto negativo dei cambi del 0,6%. L'andamento positivo del segmento è stato trainato dai ***vermouth* Cinzano** che hanno riportato una crescita del **15,0%** a cambi costanti, grazie alla positiva evoluzione delle vendite in Italia e in altri importanti mercati europei. Gli **spumanti Cinzano** hanno evidenziato una crescita del **3,3%** a cambi costanti. Gli *wine* hanno inoltre beneficiato di una solida *performance* di **Riccadonna** (**+32,1%** a cambi costanti) e **Mondoro** (**+15,3%** a cambi costanti), mentre le vendite di **Sella & Mosca** sono rimaste sostanzialmente invariate.

Le **vendite di *soft drink***, pari al 19,0% del fatturato totale e realizzate quasi interamente sul mercato italiano, hanno registrato una **contrazione del 2,1%**. Infatti, il buon andamento di **Crodino** (**+3,3%**) è stato eroso dalla *performance* del meno profittevole **Lipton Ice Tea,** in calo del **11,3%**; la gamma **Lemonsoda, Oransoda e Pelmosoda**, grazie a un buon terzo trimestre, presenta una sostanziale stabilità rispetto allo scorso anno (-0,1%).

Relativamente alla **ripartizione geografica**, le vendite dei primi nove mesi del 2005 sul **mercato italiano**, pari al 48,8% delle vendite del Gruppo, hanno registrato una crescita contenuta **(+0,3%)**. L'Italia ha beneficiato del positivo contributo della crescita esterna **(+1,9%)** derivante dall'avvio della distribuzione di Jack Daniel's e degli altri *brand* del Gruppo Brown-Forman; la contrazione del *business* organico è invece interamente attribuibile all'andamento non positivo di Campari Mixx e di Lipton Ice Tea, due prodotti a bassa marginalità. Relativamente al *core business* del Gruppo, le vendite sono state positivamente influenzate da Aperol, Campari, Crodino e dal *vermouth* Cinzano. Le vendite in **Europa,** pari al 18,6% delle vendite consolidate, hanno segnato una **crescita del 5,8%,** grazie al buon risultato conseguito in Germania, in Svizzera e in altri importanti mercati europei. Per

quanto riguarda l'area Americhe, le cui vendite sono pari al 28,0% del totale, il **mercato USA** ha registrato una **crescita organica del 5,0%** a cambi costanti e una variazione complessiva del 2,3% a cambi correnti. In **Brasile le vendite sono cresciute del 5,0%** a cambi costanti (**+20,8%** a cambi correnti). L'area **resto del mondo** (che include anche le vendite *duty free*), pari al 4,7% del fatturato totale, è **cresciuta a livello organico del 11,3%** a cambi costanti, grazie al positivo andamento, in particolare, dei mercati australiano e neozelandese.

* * *

CONFERENCE CALL

Si informa che alle **ore 17 di oggi, lunedì 14 novembre 2005**, si terrà una *conference call* durante la quale il *management* di Campari presenterà ad analisti, investitori e giornalisti i risultati dei primi nove mesi 2005. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- **dall'Italia: 800 914 576 (numero verde)**
- **dall'estero: +39 02 3700 8208**

Le ***slide* della presentazione** potranno essere scaricate prima dell'inizio della *conference call* dalla Investor Relations *homepage* del sito Campari all'indirizzo www.campari.com/investors.

Una **registrazione della *conference call*** sarà disponibile a partire da lunedì, 14 novembre alle ore 20:00 fino a lunedì, 21 novembre alle ore 19:00, chiamando il numero +44 1296 618 700 (codice di accesso: 454464).

* * *

Il Gruppo Campari è una delle realtà più importanti nel settore del *beverage* a livello mondiale. E' presente in 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit, wine* e *soft drink*. Il portafoglio prodotti di proprietà include marchi di grande notorietà internazionale come Campari, SKYY Vodka, Cynar e Cinzano e marchi *leader* in mercati locali come CampariSoda, Campari Mixx, Crodino, Aperol, Aperol Soda, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda e Pelmosoda in Italia, Ouzo 12 in Grecia e in Germania, Dreher, Old Eight, Drury's e Liebfraumilch in Brasile, Gregson's in Uruguay, Riccadonna in Australia e in Nuova Zelanda e Mondoro in Russia. Il Gruppo impiega oltre 1.500 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana.

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Public Relations
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO CAMPARI

Scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 30 settembre 2005		1 gennaio - 30 settembre 2004		Variazione
	€ milioni	%	€ milioni	%	%
Spirit	358,3	66,0%	341,8	65,0%	4,8%
Wine	75,6	13,9%	71,4	13,6%	5,9%
Soft drink	103,3	19,0%	105,5	20,1%	-2,1%
Altri ricavi	6,1	1,1%	7,4	1,4%	-18,4%
Totale	**543,3**	**100,0%**	**526,2**	**100,0%**	**3,3%**

Scomposizione del fatturato consolidato per area geografica

	1 gennaio - 30 settembre 2005		1 gennaio - 30 settembre 2004		Variazione
	€ milioni	%	€ milioni	%	%
Italia	265,0	48,8%	264,1	50,2%	0,3%
Europa	100,8	18,6%	95,3	18,1%	5,8%
Americhe	152,1	28,0%	143,4	27,2%	6,1%
Resto del mondo e *duty free*	25,4	4,7%	23,4	4,5%	8,4%
Totale	**543,3**	**100,0%**	**526,2**	**100,0%**	**3,3%**

GRUPPO CAMPARI

Conto economico consolidato

	1 gennaio - 30 settembre 2005		1 gennaio - 30 settembre 2004		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette [1]	**543,3**	**100,0%**	**526,2**	**100,0%**	**3,3%**
Costo del venduto	(228,2)	-42,0%	(222,0)	-42,2%	2,8%
Margine lordo	**315,1**	**58,0%**	**304,2**	**57,8%**	**3,6%**
Pubblicità e promozioni	(92,3)	-17,0%	(88,1)	-16,7%	4,8%
Costi di vendita e distribuzione	(64,2)	-11,8%	(62,1)	-11,8%	3,4%
Margine commerciale	**158,6**	**29,2%**	**153,9**	**29,3%**	**3,1%**
Spese generali e amministrative e altri oneri e proventi operativi	(39,0)	-7,2%	(39,7)	-7,5%	-1,8%
Risultato della gestione ordinaria = EBIT prima di oneri e proventi non ordinari	**119,5**	**22,0%**	**114,3**	**21,7%**	**4,5%**
Altri proventi (oneri) non ordinari	3,5	0,6%	1,4	0,3%	150,0%
Risultato operativo = EBIT	**123,1**	**22,7%**	**115,7**	**22,0%**	**6,4%**
Proventi (oneri) finanziari netti	(6,8)	-1,3%	(6,7)	-1,3%	1,5%
Quota di utile (perdita) di società valutate col metodo del patrimonio netto	(0,4)	-0,1%	(1,2)	-0,2%	-66,7%
Utile prima delle imposte e degli interessi di minoranza	**115,8**	**21,3%**	**107,8**	**20,5%**	**7,4%**
Interessi di minoranza	(3,1)	-0,6%	(11,3)	-2,1%	-72,6%
Utile del Gruppo prima delle imposte	**112,8**	**20,8%**	**96,6**	**18,4%**	**16,8%**
Altre informazioni economiche:					
Totale ammortamenti	(12,8)	-2,4%	(12,7)	-2,4%	0,8%
EBITDA prima di altri oneri e proventi non ordinari	**132,4**	**24,4%**	**127,0**	**24,1%**	**4,3%**
EBITDA	**135,9**	**25,0%**	**128,4**	**24,4%**	**5,8%**

(1) Al netto di sconti e accise.

GRUPPO

CAMPARI

PRESS RELEASE

CAMPARI APPROVES RESULTS FOR THE FIRST NINE MONTHS TO 30 SEPTEMBER 2005

Growth continues in sales and at all levels of profitability

Consolidated net sales € 543.3 million (+3.3%)

EBITDA € 135.9 million (+5.8%)

EBIT € 123.1 million (+6.4%)

Group's pretax profit € 112.8 million (+16.8%)

Milan, 14 November 2005 - The Board of Directors of Davide Campari-Milano S.p.A. has approved the quarterly report as at 30 September 2005. The Group's consolidated results for the first nine months of 2005, prepared according to IAS / IFRS accounting standards, were positive and showed growth in sales and at all levels of profitability compared to the same period last year.

Consolidated results	2005 nine-months results € million	2004 nine-months results € million	Change at actual exchange rates	Change at constant exchange rates
Net sales	543.3	526.2	3.3%	3.4%
Trading profit	158.6	153.9	3.1%	4.2%
EBITDA before one-off's	132.4	127.0	4.3%	5.8%
EBITDA	135.9	128.4	5.8%	7.3%
EBIT before one-off's	119.5	114.3	4.5%	6.4%
Operating profit = EBIT	123.1	115.7	6.4%	8.2%
Group's pre-tax profit	112.8	96.6	16.8%	18.5%

CONSOLIDATED RESULTS FOR THE FIRST NINE MONTHS OF 2005

In the first nine months of 2005, **Group sales** totalled **€ 543.3 million**, an **increase of 3.3%** (+3.4% at constant exchange rates).

Note that with the introduction of new international accounting standards, the Campari Group, in line with the practices of the main international operators in the spirits and wines sector, has adopted a strict interpretation of IAS 18 in relation to expenses that may be classed as discounts in calculating its revenues. According to the standard interpretation, trade allowances have been reclassified as discounts, and therefore have a direct impact on net sales.

The overall change in consolidated sales, shown in accordance with the new interpretation, resulted from **organic growth** of **2.2%** and a negative exchange rate effect of 0.1%. **External growth of 1.1%** came from sales of third-party brands that the Group has begun distributing (Jack Daniel's and other Brown-Forman brands on the Italian market, and to a lesser extent, Martin Miller's gin in the US).

Trading profit increased by **3.1%** to € 158.6 million (+4.2% at constant exchange rates), or 29.2% of sales.

EBITDA before one-off's increased by 4.3% (+5.8% at constant exchange rates) to € 132.4 million, or 24.4% of sales.

EBITDA rose by 5.8% (+7.3% at constant exchange rates) to € 135.9 million, or 25.0% of sales.

EBIT before one-off's went up by 4.5% (+6.4% at constant exchange rates) to € 119.5 million, or 22.0% of sales.

EBIT increased by 6.4% (+8.2% at constant exchange rates) to € 123.1 million, or 22.7% of sales.

With regard to **depreciation and amortisation**, please note that following the adoption of IAS / IFRS, the amortisation of intangible assets no longer includes goodwill and trademark amortisation.

The Group's pre-tax profit was € 112.8 million, an **increase of 16.8%** (+18.5% at constant exchange rates).

At 30 September 2005, **net debt** stood at € 327.5 million (€ 355.8 million at 30 June 2005).

SALES IN THE FIRST NINE MONTHS OF 2005

The **spirits segment**, which accounts for 66.0% of total sales, recorded **growth of 4.8%**, the combination of **organic growth of 3.1%** and external growth of 1.7%. The **Campari** brand **grew by 1.1%** at constant exchange rates (+1.7% at actual exchange rates). Sales of **SKYY Vodka, including the flavoured lines, rose by 8.8%** at constant exchange rates (+5.8% at actual exchange rates), thanks to a positive performance in both the US (+6.2% at constant exchange rates) and international markets (over 30% approximately, at constant exchange rates). Regarding the other main brands, the spirits segment benefited from strong performances from **Aperol** (**+19.2%**), **Cynar** (**+19.4%** at constant exchange rates), the **Brazilian brands** (**+4.0%** at constant exchange rates) and **Zedda Piras** liqueurs (**+4.6%**). Sales of **CampariSoda** and **Ouzo 12** declined by **1.8%** and **3.1%** at constant exchange rates respectively. Of the brands under licence, **1800 tequila** performed well (**+12.2%** at constant exchange rates).

The **wines segment**, which accounts for 13.9% of total sales, recorded **growth of 5.9%**, resulting from **organic growth of 6.5%** and a negative exchange rate effect of 0.6%. The positive performance of the business was driven by sales of **Cinzano vermouth,** which grew by **15.0%** at constant exchange rates, thanks to a good showing in Italy and other major European markets. Sales of **Cinzano sparkling wines** rose by **3.3%** at constant exchange rates. Sales of wines were also supported by a sound performance from **Riccadonna** (**+32.1%** at constant exchange rates) and **Mondoro** (**+15.3%** at constant exchange rates), while sales of **Sella & Mosca** were substantially flat.

Soft drink sales, 19.0% of total sales, recorded almost entirely on the Italian market, **fell by 2.1%**. The solid performance of **Crodino** (**+3.3%**) was offset by a disappointing performance of the less profitable **Lipton Ice Tea** (**-11.3%**). Sales of the **Lemonsoda, Oransoda and Pelmosoda** range, thanks to a good third quarter, remained broadly stable compared to last year (-0.1%).

Looking now at results **by region**, sales on the **Italian market**, which accounts for 48.8% of total Group sales, recorded a modest increase of **0.3%** in the first nine months of 2005. The Italian business benefited from a positive contribution from external growth **(+1.9%),** as the Group began distributing Jack Daniel's and other Brown-Forman brands. In contrast, the decline in organic growth was entirely due to the poor performance of Campari Mixx and Lipton Ice Tea, two low-margin products. The Group's core business, however, was boosted by strong sales of Aperol, Campari, Crodino and Cinzano vermouth. Sales in **Europe** (18.6% of consolidated sales) **grew by 5.8%,** thanks to the strong performance in Germany, Switzerland and other major European markets. In the Americas, which account for 28.0% of total sales, **organic growth of 5.0%** at constant exchange rates was recorded on the **US market** (2.3% at actual exchange rates). **Sales** in **Brazil** rose by 5.0% at constant exchange rates (**+20.8%** at actual exchange rates). Sales to the **rest of the world,** which include duty free sales and account for 4.7% of the total, **posted organic growth of 11.3% at constant exchange rates.** This result was boosted in particular by a positive performance on the Australian and New Zealand markets.

* * *

CONFERENCE CALL

Please note that at **5.00 p.m. (CET) today, Monday 14 November 2005**, Campari's management will hold a conference call to present the Group's 2005 nine-months results to analysts, investors and journalists. To participate, please dial one of the following numbers:

- **from Italy: 800 914 576 (toll free number)**
- **from abroad: +39 02 3700 8208**

The **presentation** can be downloaded before the conference call from the Investor Relations homepage of Campari's website, at www.campari.com/investors.

A **recording of the conference call** will be available from 8.00 p.m. (CET) on Monday 14 November until 7.00 p.m. (CET) on Monday, 21 November. To hear it, please call +44 1296 618 700 (access code: 454464).

* * *

The Campari Group

The Campari Group is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. The Group's portfolio includes a combination of strong international brands, such as Campari, SKYY Vodka, Cynar and Cinzano and leading local brands, such as CampariSoda, Campari Mixx, Crodino, Aperol, Aperol Soda, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda and Pelmosoda in Italy, Ouzo 12 in Greece and in Germany, Dreher, Old Eight, Drury's and Liebfraumilch in Brazil, Gregson's in Uruguay, Riccadonna in Australia and New Zealand and Mondoro in Russia. The Group has over 1,500 employees and shares of the parent company Davide Campari-Milano S.p.A are listed on the Italian stock exchange.

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

CAMPARI GROUP

Consolidated net revenues by segment

	1 January - 30 September 2005		1 January - 30 September 2004		Change
	€ million	%	€ million	%	%
Spirits	358.3	66.0%	341.8	65.0%	4.8%
Wines	75.6	13.9%	71.4	13.6%	5.9%
Soft drinks	103.3	19.0%	105.5	20.1%	-2.1%
Other revenues	6.1	1.1%	7.4	1.4%	-18.4%
Total	**543.3**	**100.0%**	**526.2**	**100.0%**	**3.3%**

Consolidated net revenues by geographic area

	1 January - 30 September 2005		1 January - 30 September 2004		Change
	€ million	%	€ million	%	%
Italy	265.0	48.8%	264.1	50.2%	0.3%
Europe	100.8	18.6%	95.3	18.1%	5.8%
Americas	152.1	28.0%	143.4	27.2%	6.1%
Rest of the world and duty free	25.4	4.7%	23.4	4.5%	8.4%
Total	**543.3**	**100.0%**	**526.2**	**100.0%**	**3.3%**

CAMPARI GROUP

Consolidated income statement

	1 January - 30 September 2005		1 January - 30 September 2004		Change
	€ million	%	€ million	%	%
Net sales (1)	**543.3**	**100.0%**	**526.2**	**100.0%**	**3.3%**
Total cost of goods sold	(228.2)	-42.0%	(222.0)	-42.2%	2.8%
Gross margin	**315.1**	**58.0%**	**304.2**	**57.8%**	**3.6%**
Advertising and promotion	(92.3)	-17.0%	(88.1)	-16.7%	4.8%
Selling and distribution expenses	(64.2)	-11.8%	(62.1)	-11.8%	3.4%
Trading profit	**158.6**	**29.2%**	**153.9**	**29.3%**	**3.1%**
General and administrative expenses and other net operating income	(39.0)	-7.2%	(39.7)	-7.5%	-1.8%
EBIT before one-off's	**119.5**	**22.0%**	**114.3**	**21.7%**	**4.5%**
One-off's	3.5	0.6%	1.4	0.3%	150.0%
Operating profit = EBIT	**123.1**	**22.7%**	**115.7**	**22.0%**	**6.4%**
Net financial income (expenses)	(6.8)	-1.3%	(6.7)	-1.3%	1.5%
Income from associates	(0.4)	-0.1%	(1.2)	-0.2%	-66.7%
Pre-tax profit	**115.8**	**21.3%**	**107.8**	**20.5%**	**7.4%**
Minority interests	(3.1)	-0.6%	(11.3)	-2.1%	-72.6%
Group's pre-tax profit	**112.8**	**20.8%**	**96.6**	**18.4%**	**16.8%**
Other information:					
Depreciation and amortisation	(12.8)	-2.4%	(12.7)	-2.4%	0.8%
EBITDA before one-off's	**132.4**	**24.4%**	**127.0**	**24.1%**	**4.3%**
EBITDA	**135.9**	**25.0%**	**128.4**	**24.4%**	**5.8%**

(1) Net of discounts and excise duty.